UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Capital Ratios - Basel III	21
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Managerial Income vs. Adjusted Income Statement	25
2 - Economic and Financial Analysis	29
Statement of Financial Position	30
Adjusted Income Statement	31
Interest and Non-Interest Earning Portions	31
– Interest Earning Portion	32
• Interest Earning Portion of Credit Intermediation	34
• Interest Earning Portion of Securities/Other	51
• Interest Earning Portion of Insurance	51
– Non-Interest Earning Portion	51
Insurance, Pension Plans and Capitalization Bonds	52
– Bradesco Vida e Previdência	59
– Bradesco Saúde and Mediservice	61
– Bradesco Capitalização	62
– Bradesco Auto/RE and Atlântica Companhia de Seguros	64
Fee and Commission Income	66
Personnel and Administrative Expenses	70
– Operating Coverage Ratio	73
Tax Expenses	73
Equity in the Earnings (Losses) of Affiliates	73
Operating Income	74
Non-Operating Income	74
3 - Return to Shareholders	75
Corporate Governance	76
Investor Relations area – IR	76
Sustainability	77
Bradesco Shares	77
Market Value	80
Main Indicators	81
Dividends/Interest on Shareholders’ Equity – JCP	82
Weight on Main Stock Indexes	82
4 - Additional Information	83
Market Share of Products and Services	84
Reserve Requirements	85
Investments in Infrastructure, Information Technology and Telecommunications	86
Risk Management	87
Capital Management	87
Basel Ratio	88
5 - Independent Auditors’ Report	89
Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report	90
6 - Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council's Report	93

          Bradesco    1

Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2   Economic and Financial Analysis Report – December 2015

Press Release

Highlights

The main figures obtained by Bradesco in the year of 2015 are presented below:

1.   Adjusted Net Income(1) for the year of 2015 stood at R$17.873 billion (an 16.4% increase compared to the R$15.359 billion recorded in the same period of 2014), corresponding to earnings per share of R$3.55 and Return on Average Adjusted Equity(2) of 20.5%.

2.   As for the source, the Adjusted Net Income is composed of R$12.584 billion from financial activities, representing 70.4% of the total, and of R$5.289 billion from insurance, pension plans and capitalization bonds operations, which together account for 29.6%.

3.   In December 2015, Bradesco’s market value stood at R$100.044 billion(3).

4.   Total Assets, in December 2015, stood at R$1.080 trillion, an increase of 4.6% over the December 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.1 p.p. over December 2014 (1.6%).

5.   In December 2015, the Expanded Loan Portfolio(4) reached R$474.027 billion, up 4.2% over December 2014. Operations with individuals totaled R$147.749 billion (an increase of 4.5% over December 2014), while corporate segment operations totaled R$326.278 billion (up 4.0% over December 2014).

6.   Assets under Management stood at R$1.510 trillion, a 5.9% increase over
December 2014.

7.   Shareholders’ Equity totaled R$88.907 billion in December 2015, 9.1% higher than in December 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 16.8% in December 2015, 12.7% of which was classified as Common Equity / Tier I.

8.   A total of R$6.035 billion was paid to shareholders as Interest on Shareholders’ Equity and Dividends for the profit generated in 2015, of which R$1.981 billion were paid in monthly and interim installments and R$4.054 billion, as complementary, whose payment will be made on March 1, 2016.

9.   The Interest Earning Portion of the Net Interest Income stood at R$54.777 billion, an increase of 15.3% compared to the year of 2014.

10. The Delinquency Ratio over 90 days stood at 4.1% in December 2015 (3.5% in December 2014).

11. The Operating Efficiency Ratio (ER)(5) in December 2015 was 37.5% (39.2% in December 2014), while in the “risk-adjusted” concept, it stood at 46.5% (47.9% in December 2014).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$64.612 billion in the year of 2015, up 15.1% when compared to the year of 2014. Technical Reserves stood at R$177.835 billion, an increase of 16.0% compared to the balance in December 2014.

13. Investments in infrastructure, information technology and telecommunications amounted to R$5.720 billion in the year of 2015, up 14.4% over the same period in the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$25.763 billion, of which R$12.401 billion were related to taxes withheld and collected from third parties, and R$13.362 billion were calculated based on activities developed by Organização Bradesco, equivalent to 74.8% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,507 Branches and 3,511 Service Points (PAs). Customers of Bradesco can also count on 736 ATMs located on a company’s premises (PAEs), 43,560 Bradesco Expresso service points, 31,527 Bradesco ATMs, and 18,940 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$12.507 billion. Social benefits provided to all 92,861 employees of Organização Bradesco and their dependents amounted R$3.150 billion, while investments in education, training and development programs totaled R$145.135 million.

17. In December 2015, the addendum to the contracts for the Offer of Credit Cards and other related financial services was firmed with Via Varejo S.A., related to the "Casas Bahia" brand, and the Services Contract as Banking Correspondent in the country, related to the correspondent activity provided by Via Varejo to Bradesco.

4	Economic and Financial Analysis Report December 2015

Press Release

Highlights

18. In January 2016, Bradesco informed the market that Central Bank approved the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"). The completion of the operation is subject to the approval of the other competent regulatory authorities and in compliance with the legal formalities.

19. In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

20. Major Awards and Acknowledgments in the period:

•       Considered the best Brazilian bank of 2015 of The Banker Awards (The Banker / Financial Times);

•       Largest private group in the country, with revenues of R$201.2 billion, in the ranking "Valor Grandes Grupos", which lists the 200 largest groups that operate in Brazil (Valor Econômico);

•       For the 11th consecutive year, the common and preferred shares are on the list of the Índice de Sustentabilidade Empresarial (ISE - Corporate Sustainability Index) of BMF&Bovespa;

•       Grupo Bradesco Seguros was the highlight of the Award "Cobertura Performance 2015" (publisher Editora Cobertura);

•       Highlight in three important rankings of efficiency in people management: "Best Companies to Work For in Brazil" (Guia 2015 Você S/A – The 150 Best Companies to Work); "The best in People Management" (newspaper Valor Econômico in partnership with Aon-Hewitt); and "50 Best Psychologically Healthy Companies" (publisher Editora Gestão e RH);

•       It was one of the highlights among the best fund managers of Brazil (Revista Exame / Fundação Getúlio Vargas (FGV)); and

•       Featured among "The Best Companies for the Consumer 2015", according to the survey Época Reclame Aqui, appearing as champion in the categories "Banks", "Banks and Financial Services", "Cards and Insurance”.

Organização Bradesco is fully committed to internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. Our management process adopts economic and socio-environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP).

With a broad social and educational program in place for 59 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, a R$502.721 million budget benefitted 102,182 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, over 42 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 590 thousand students were benefitted from it, through its e-learning portal Escola Virtual (Virtual School). These students concluded, at least, one of the various courses offered in its schedule, and another 22,990 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação, and from Technology courses (Educar e Aprender – Educating and Learning).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco	5

Press Release

Main Information

	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	Variation %
									4Q15 x 3Q15	4Q15 x 4Q14
Income Statement for the Period - R$ million
Book Net Income	4,353	4,120	4,473	4,244	3,993	3,875	3,778	3,443	5.7	9.0
Adjusted Net Income	4,562	4,533	4,504	4,274	4,132	3,950	3,804	3,473	0.6	10.4
Total Net Interest Income	14,512	13,735	13,541	13,599	12,986	12,281	12,066	10,962	5.7	11.8
Gross Credit Intermediation Margin	11,313	10,806	10,427	10,242	10,061	9,798	9,460	9,048	4.7	12.4
Net Credit Intermediation Margin	7,121	6,954	6,877	6,662	6,754	6,450	6,319	6,187	2.4	5.4
Provision for Loan Losses (ALL) Expenses	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	8.8	26.8
Fee and Commission Income	6,597	6,380	6,118	5,744	5,839	5,639	5,328	5,283	3.4	13.0
Administrative and Personnel Expenses	(8,413)	(7,997)	(7,544)	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	5.2	7.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	19,130	15,125	16,723	13,634	17,806	12,904	13,992	11,450	26.5	7.4
Statement of Financial Position - R$ million
Total Assets (1)	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	2.7	4.6
Securities	407,584	364,472	356,115	344,430	346,358	343,445	333,200	321,970	11.8	17.7
Loan Operations (2)	474,027	474,488	463,406	463,305	455,127	444,195	435,231	432,297	(0.1)	4.2
- Individuals	147,749	145,234	143,461	142,051	141,432	138,028	135,068	132,652	1.7	4.5
- Corporate	326,278	329,253	319,945	321,254	313,695	306,167	300,163	299,645	(0.9)	4.0
Allowance for Loan Losses (ALL) (3)	(29,499)	(28,670)	(23,801)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	2.9	27.4
Total Deposits	195,760	203,637	195,926	211,702	211,612	211,882	213,270	218,709	(3.9)	(7.5)
Technical Reserves	177,835	168,629	164,566	157,295	153,267	145,969	142,731	137,751	5.5	16.0
Shareholders' Equity	88,907	86,233	86,972	83,937	81,508	79,242	76,800	73,326	3.1	9.1
Assets under Management	1,510,396	1,452,528	1,443,989	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	4.0	5.9
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (4) (5)	3.55	3.47	3.35	3.21	3.05	2.87	2.69	2.53	2.3	16.4
Book Value per Common and Preferred Share - R$ (5)	17.68	17.14	17.28	16.67	16.19	15.74	15.25	14.56	3.2	9.2
Annualized Return on Average Equity (6) (7)	20.5	21.2	21.9	22.3	20.1	20.4	20.7	20.5	(0.7) p.p.	0.4 p.p.
Annualized Return on Common Equity to 11% - BIS III (4)	27.4	26.9	26.3	25.3	24.2	22.8	21.4	20.1	0.5 p.p.	3.2 p.p.
Annualized Return on Average Assets (7)	1.7	1.7	1.7	1.7	1.6	1.6	1.6	1.5	-	0.1 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets) (NIM)	7.5	7.6	7.6	7.5	7.3	7.1	7.0	6.9	(0.1) p.p.	0.2 p.p.
Fixed Asset Ratio (13)	35.2	38.6	39.6	47.9	47.2	46.8	46.7	47.1	(3.4) p.p.	(12.0) p.p.
Combined Ratio - Insurance (8)	86.5	86.9	86.5	86.8	85.9	86.5	86.3	86.4	(0.4) p.p.	0.6 p.p.
Efficiency Ratio (ER) (4)	37.5	37.9	37.9	38.3	39.2	39.9	40.9	41.9	(0.4) p.p.	(1.7) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	80.0	79.1	78.7	77.4	76.7	75.9	74.1	73.6	0.9 p.p.	3.3 p.p.
Market Capitalization - R$ million (9)	100,044	113,288	142,098	150,532	145,536	146,504	134,861	135,938	(11.7)	(31.3)
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	8.0	7.8	6.7	6.7	6.7	6.7	6.6	6.5	0.2 p.p.	1.3 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	5.0	4.7	4.6	4.5	4.3	4.4	4.4	4.2	0.3 p.p	0.7 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	4.1	3.8	3.7	3.6	3.5	3.6	3.5	3.4	0.3 p.p.	0.6 p.p.
Coverage Ratio (> 90 days (11)) (3)	198.0	205.7	180.4	187.0	189.0	187.2	186.9	193.8	(7.7) p.p.	9.0 p.p.
Coverage Ratio (> 60 days (11)) (3)	161.7	168.4	146.5	149.8	156.6	154.2	149.9	153.7	(6.7) p.p.	5.1 p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	16.8	14.5	16.0	15.2	16.5	16.3	15.8	15.7	2.3 p.p.	0.3 p.p.
Tier I Capital	12.7	11.4	12.8	12.1	12.9	12.6	12.1	11.9	1.3 p.p.	(0.2) p.p.
- Common Equity	12.7	11.4	12.8	12.1	12.9	12.6	12.1	11.9	1.3 p.p.	(0.2) p.p.
Tier II Capital	4.1	3.0	3.2	3.1	3.6	3.7	3.7	3.8	1.1 p.p.	0.5 p.p.

6	Economic and Financial Analysis Report December 2015

Press Release

Main Information

	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Variation %
									Dec15 x Sept15	Dec15 x Dec14
Structural Information - Units
Service Points (14)	65,851	71,738	74,270	74,917	75,176	74,028	73,208	73,320	(8.2)	(12.4)
- Branches	4,507	4,593	4,628	4,661	4,659	4,659	4,680	4,678	(1.9)	(3.3)
- PAs (15)	3,511	3,496	3,463	3,502	3,486	3,497	3,497	3,484	0.4	0.7
- PAEs (15)	736	845	980	1,135	1,145	1,159	1,175	1,186	(12.9)	(35.7)
- External ATM Network - Bradesco (16) (17)	627	874	1,112	1,243	1,344	1,398	1,684	2,701	(28.3)	(53.3)
- Banco24Horas Network (16)	11,721	11,917	12,127	12,268	12,450	12,213	12,023	11,873	(1.6)	(5.9)
- Bradesco Expresso (Correspondent Banks)	43,560	48,175	50,042	50,043	50,006	49,020	48,186	47,430	(9.6)	(12.9)
- Bradesco Promotora de Vendas	1,175	1,824	1,904	2,051	2,073	2,068	1,949	1,955	(35.6)	(43.3)
- Branches / Subsidiaries Abroad	14	14	14	14	13	14	14	13	-	7.7
ATMs	50,467	50,113	49,410	48,941	48,682	48,053	47,612	48,295	0.7	3.7
- Bradesco Network	31,527	31,495	31,132	31,091	31,089	31,107	31,509	32,909	0.1	1.4
- Banco24Horas Network	18,940	18,618	18,278	17,850	17,593	16,946	16,103	15,386	1.7	7.7
Employees (18)	92,861	93,696	93,902	94,976	95,520	98,849	99,027	99,545	(0.9)	(2.8)
Outsourced Employees and Interns	13,223	13,333	13,111	12,977	12,916	12,896	12,790	12,671	(0.8)	2.4
Customers - in millions
Active Account Holders (19) (20)	26.0	26.4	26.5	26.6	26.5	26.6	26.5	26.6	(1.5)	(1.9)
Savings Accounts (21)	60.1	57.0	57.6	58.1	59.1	52.9	51.8	49.0	5.4	1.7
Insurance Group	49.8	48.2	47.8	47.8	46.9	46.3	45.5	45.3	3.3	6.2
- Policyholders	44.2	42.5	42.0	42.0	41.1	40.5	39.6	39.4	4.0	7.5
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.2	3.3	3.4	3.4	3.4	3.4	3.5	3.5	(3.0)	(5.9)
Bradesco Financiamentos (19)	2.8	2.8	2.9	3.0	3.1	3.1	3.2	3.2	-	(9.7)

(1)     For more information, please check note 4 – Statement of Financial Position and Statement of Managerial Income, in chapter 6 of this report;

(2)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)     Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an ALL Surplus/Worsening of Ratings, considered as an extraordinary event, totaling R$3,704 million; This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015;

(4)     In the last 12 months;

(5)     For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)     Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)     Year-to-Date Adjusted Net Income;

(8)     Excludes additional reserves;

(9)     Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10)   As defined by the Brazilian Central Bank (Bacen);

(11)   Overdue loans;

(12)   Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13)   As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(14)   The decrease as of March 2015 is related to (i) the migration of “External ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15)   PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(17)   This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(18)   The decrease in the fourth quarter of 2014 includes, primarily, the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(19)   Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(20)   Refers to first and second checking account holders; and

(21)   Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Viability	Support	Domestic Currency		Foreign Currency		Domestic
bbb-	3	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		BBB-	F3	BBB-	F3	AAA(bra)	F1+(bra)

Moody´s Investors Service
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Baa3		P-3		Baa3	P-3	Aaa.br	BR-1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA-1
BB+	B	BB+	B	brAA+	brA-1

Book Net Income vs.Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

	R$ million
	12M15	12M14	4Q15	3Q15
Book Net Income	17,190	15,089	4,353	4,120

Non-recurring events (net of tax effects)	683	270	209	413
- Tax liability	(2,341)	-	-	(2,341)
- Reversal of technical reserves	(276)	(432)	(276)	-
- ALL Surplus/Worsening of Ratings	2,222	-	-	2,222
- Contingent Liabilities	606	(98)	13	532
- Impairment of assets (1)	472	800	472	-
Adjusted Net Income	17,873	15,359	4,562	4,533

ROAE % (2)	19.7	19.8	20.5	20.0

ROAE (ADJUSTED) % (2)	20.5	20.1	21.6	22.1

(1)   In 2015 and in 4Q15, it refers to the impairment of: (i) Shares, in the amount of R$238 million (R$749 million in 2014); and (ii) Permanent/Intangible Assets, in the amount of R$234 million (R$51 million in 2014); and

(2)   Annualized.

8	Economic and Financial Analysis Report December 2015

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding and comparison of Bradesco results, we use in the comments of chapters 1 and 2 of this report the Adjusted Income Statement, obtained from	adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

								R$ million
	Adjusted Income Statement
	12M15	12M14	Variation		4Q15	3Q15	Variation
			12M15 x 12M14				4Q15 x 3Q15
			Amount	%			Amount	%
Net Interest Income	55,387	48,295	7,092	14.7	14,512	13,735	777	5.7
- Interest Earning Portion	54,777	47,497	7,280	15.3	14,380	13,709	671	4.9
- Non-Interest Earning Portion	610	798	(188)	(23.6)	132	26	106	407.7
ALL	(15,174)	(12,657)	(2,517)	19.9	(4,192)	(3,852)	(340)	8.8
Gross Income from Financial Intermediation	40,213	35,638	4,575	12.8	10,320	9,883	437	4.4
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	5,426	5,047	379	7.5	1,493	1,411	82	5.8
Fee and Commission Income	24,839	22,089	2,750	12.4	6,597	6,380	217	3.4
Personnel Expenses	(14,699)	(13,967)	(732)	5.2	(3,839)	(3,797)	(42)	1.1
Other Administrative Expenses	(16,339)	(14,848)	(1,491)	10.0	(4,574)	(4,200)	(374)	8.9
Tax Expenses	(5,640)	(4,627)	(1,013)	21.9	(1,650)	(1,330)	(320)	24.1
Equity in the Earnings (Losses) of Unconsolidated Companies	144	187	(43)	(23.0)	93	38	55	144.7
Other Operating Income/ (Expenses)	(6,708)	(5,395)	(1,313)	24.3	(1,586)	(1,604)	18	(1.1)
Operating Result	27,236	24,124	3,112	12.9	6,854	6,781	73	1.1
Non-Operating Result	(283)	(183)	(100)	54.6	(68)	(92)	24	(26.1)
Income Tax / Social Contribution	(8,933)	(8,469)	(464)	5.5	(2,183)	(2,124)	(59)	2.8
Non-controlling Interest	(147)	(113)	(34)	30.1	(41)	(32)	(9)	28.1
Adjusted Net Income	17,873	15,359	2,514	16.4	4,562	4,533	29	0.6

(1)    In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance and Pension Plan and Capitalization Bond Sales Expenses.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 20.5% in December 2015. Such performance stems from the growth of adjusted net income, which increased by 0.6% quarter-over-quarter and 16.4%, in the year-over-year comparison. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,562 million in the fourth quarter of 2015, up R$29 million or 0.6% compared to the previous quarter, mainly due to (i) the increment of the “interest” and "non-interest" earning portion; (ii) higher fee and commission income, result of the enhanced segmentation of clients and of investment in technology to enable new strategies of customer service; (iii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; and impacted, partly, by higher: (iv) administrative expenses; (v) cost of the provision for doubtful accounts; and (vi) tax expenses.

In the financial year of 2015, the adjusted net income reached R$17,873 million, increase of R$2,514 million, or 16.4%, compared to the previous year, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect the margin of intermediation and of the assets and liabilities management (ALM); and (ii) fees and commissions; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) higher personnel and administrative expenses, whose variation was below the index of inflation (IPCA) in the period; (v) increased operating expenses, net; and (vi) higher tax expenses.

Shareholders’ Equity totaled R$88,907 million in December 2015, up 9.1% over December 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 16.8%, 12.7% of which was classified as Common Equity / Tier I.

Total Assets registered R$1.080 trillion in December 2015, a 4.6% increase over December 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

10	Economic and Financial Analysis Report December 2015

Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 37.5% in the fourth quarter of 2015, once again registering the best historical level, showing improvement of 0.4 p.p.in comparison to the previous quarter, and 1.7 p.p. in comparison to the same period of the previous year, whereby the main variations were due to: (i) the increase in the net interest income and fee and commission income; and (ii) the operational expenses performance, which have evolved below the inflation in the year. These factors also contributed to the improvement of the ER in the "risk adjusted" concept, reflecting the impact of the risk associated with loan operations(2), reached 46.5%.

It is important to mention that the ER performance reflects the strategy of sustainable growth, which includes, among others, the availability of appropriate products and services for clients through the segmentation of the base, the optimization of points of service, and the strict control of operating expenses, arising from the actions of the Efficiency Committee and of investments in Information Technology.

The quarterly ER, the indicator remained stable

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses); and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the fourth quarter of 2015 would be 42.0%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Press Release

Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the quarterly comparison, the R$777 million, or 5.7%, increase was, mainly, due to: (i) by the higher result obtained with the "interest" earning portion, to the value of R$671 million, with emphasis on "Credit Intermediation", a result of an improved management in investment resources and funding operations; and (ii) non-interest earning portion, in the amount of R$106 million.

In the year-over-year comparison, the net interest income increased by R$7,092 million, or 14.7%, mainly due to: (i) a higher interest earning portion income, in the amount of R$7,280 million, particularly in “Credit Intermediation” and “Securities/Other” and offset by: (ii) lower result obtained with non-interest earning portion, in the amount of R$188 million.

NII - Interest Earning Portion – Average Rates in the last 12 months

						R$ million
	12M15			12M14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	42,788	366,001	11.7%	38,366	341,470	11.2%
Insurance	5,558	164,894	3.4%	4,303	143,307	3.0%
Securities/Other	6,431	395,896	1.6%	4,828	342,564	1.4%
0
Interest Earning Portion	54,777	-	7.5%	47,497	-	7.1%
0
	4Q15			3Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,313	370,405	11.7%	10,806	369,422	11.5%
Insurance	1,523	174,030	3.4%	1,349	167,661	3.3%
Securities/Other	1,544	395,578	1.6%	1,554	419,074	1.6%
0
Interest Earning Portion	14,380	-	7.5%	13,709	-	7.5%

The interest earning portion rate in the last 12 months remained 7.5% in the fourth quarter of 2015. In the year-over-year comparison, the growth of 0.4 p.p. was the reflection of increased profits obtained in the interest earning portions of “Credit Intermediation”, "Insurance” and “TVM/Other”.

12	Economic and Financial Analysis Report December 2015

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2015, the expanded loan portfolio of Bradesco totaled R$474.0 billion, maintaining stable in comparison to the previous quarter. Micro, Small and Medium Sized Enterprises and Corporations presented a reduction of 1.2% and 0.8%, respectively, while the Individual, in turn, registered an expansion of 1.7% in the period.

In the last 12 months, the portfolio increased by 4.2% primarily represented by: (i) 9.5% in Corporations; and (ii) 4.5% in Individuals, and partially offset by: (iii) a decrease of 5.3% of the SMEs segment.

For Individuals, the products that have the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loans especially for the public sector and INSS beneficiaries. While for the Corporate segment, the highlights were: (i) export financing; and (ii) operations abroad, influenced by the exchange rate variation in the period.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)(1)

In the fourth quarter of 2015, allowance for loan losses totaled R$4,192 million, registering an increase of 8.8% over the previous quarter due to the delinquency rate in the period, mainly resulting from the deceleration of economic activity. It is important to note that loan operations, as defined by Bacen, remained stable in the quarter.

In the year-over-year comparison, these expenses presented a variation of 19.9%, impacted, mainly by: (i) the effect of the alignment of the allowance level of certain operations with corporate clients; (ii) the higher delinquency rate in the period; and (iii) the increase in credit operations - Bacen concept, which presented an evolution of 5.9% in the last 12 months.

The worsening of delinquency rates was mitigated by the reinforcement of the loan assignment and monitoring policy and processes, quality of guarantees, as well as the improvement of the credit recovery processes.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an ALL Surplus/Worsening of Ratings, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015

For more information, see Chapter 2 of this Report..

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Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which refers to operations that are over 90 days past due, increased mainly due to the loan portfolio lower pace of growth and the downturn in the economy. It is worth to mention the retraction of the delinquency ratio of the Corporations segment in the period, that partially offset, the effects of higher delinquency rate for the Individual and Micro, Small and Medium Sized Enterprises.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days remained stable.	The increase in the Corporate segment was offset by the decrease in the Individuals segment.

14	Economic and Financial Analysis Report December 2015

Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In December 2015, these ratios stood at comfortable levels, reaching 161.7% and 198.0%, respectively.

Bradesco monitors the loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept.

In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess of R$6.4 billion, to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

(*) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In September 2015, it includes the ALL Surplus/ Worsening of Ratings, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

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Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the fourth quarter of 2015 totaled R$1.405 billion,with a growth of 13.7% in relation to the same period of the previous year (R$1.236 billion),and of 6.7% in relation to the third quarter of 2015 (R$1.317 billion), presenting annualized return on Adjusted Shareholder’s Equity of 28.3%.

In the financial year of 2015, the Net Income totaled R$5.289 billion, which exceeds by 20.0% the Net Income in the same period of the previous year (R$4.406 billion), presenting a return on the Adjusted Shareholder’s Equity of 24.2%.

		R$ million (unless otherwise stated)
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	Variation %
									4Q15 x 3Q15	4Q15 x 4Q14
Net Income	1,405	1,317	1,284	1,283	1,236	1,058	1,072	1,040	6.7	13.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	19,130	15,125	16,723	13,634	17,806	12,904	13,992	11,450	26.5	7.4
Technical Reserves	177,835	168,629	164,566	157,295	153,267	145,969	142,731	137,751	5.5	16.0
Financial Assets	191,921	182,391	179,129	170,395	166,022	158,207	154,261	147,725	5.2	15.6
Claims Ratio (%)	71.9	73.1	71.4	71.7	70.9	72.7	70.2	70.1	(1.2) p.p.	1.0 p.p.
Combined Ratio (%)	86.5	86.9	86.5	86.8	85.9	86.5	86.3	86.4	(0.4) p.p.	0.6 p.p.
Policyholders / Participants and Customers (in thousands)	49,806	48,185	47,758	47,789	46,956	46,303	45,468	45,260	3.4	6.1
Employees	7,023	7,052	7,074	7,082	7,113	7,135	7,152	7,265	(0.4)	(1.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	25.0	24.7	24.8	23.5	24.4	23.3	23.5	23.4	0.3 p.p.	0.6 p.p.

(1)   The fourth quarter of 2015 includes the latest data released by SUSEP (November 2015).

Note: For comparability between the indexes in the periods demonstrated above, we disregarded extraordinary effects from the calculation.

16	Economic and Financial Analysis Report December 2015

Press Release

Summarized Analysis of Adjusted Income

In the fourth quarter of 2015, the revenue showed an increase of 26.5% in comparison to the previous quarter, particularly "Life and Pension" products, that were fueled by the highest concentration of private pension contributions in the period.

In the comparative study between the fourth quarter of 2015 and the same period of the previous year, there was an increase of 7.4% in Insurance Written Premiums, Pension Plan Contributions and CapitalizationBond Revenue.

In the financial year of 2015, the production registered an increase of 15.1% over the same period in the previous year, influenced by “Health Plans” and “Life and Pension Plans” products, which increased 20.1% and 18.1%, respectively.

The net income of the fourth quarter of 2015 was 13.7% higher than the results presented in the same period last year, basically due to: (i) the growth of 7.4% in the turnover; (ii) the improvement in the financial and equity results; partially offset by: (iii) the increase of the Social Contribution (CSLL) rate, from 15% to 20%, as of September 2015, proportionally influencing the fourth quarter of 2015 results; (iv) by the increase of 1.0 p.p. in the claims ratio.

The net income for 2015 was 20.0% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) the improvement of the financial and equity results; (iii) the improvement of the administrative efficiency index; compensated, partly: (iv) by the increase of 1.0 p.p. in the claims ratio; and (v) by the increase of the Social Contribution (CSLL) rate.

The net income of the fourth quarter of 2015 was 6.7% higher than in the previous quarter, basically, due to: (i) an increase in revenue; (ii) reduction of 1.2 p.p. in the claims ratio; (iii) improvement in the administrative efficiency ratio; (iv) improvement in the financial and equity results; and (v) the increase of the Social Contribution (CSLL) rate.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No.321/15, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No.373/15 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in November 2015 was R$8,200 billion.

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Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the year-over-year comparison, the increase of R$2,750 million, or 12.4%, was mainly due to: (i) an increase of volume of operations, which are arising from the continuous investments in service channels and in technology; and (ii) advance of the process of segmentation of clients for a better offer of products and services. It must be noted that the lines that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) the increase in the financial volume traded; and (b) the highest volume of transactions performed; (ii) an increase in the checking account income, mainly due to an improvement in the customer segmentation process; and evolution of revenue with: (iii) loan operations, especially income from collaterals; (iv) asset management; and (v) consortium management.

In the fourth quarter of 2015, fee and commission income totaled R$6,597 million, showing increase of R$217 million, or 3.4%, in comparison to the previous quarter, primarily due to the increase in the volume of business, with emphasis on the performance of revenues of: (i) cards; (ii) checking accounts; and (iii) underwriting.

Personnel Expenses

In the year-over-year comparison, the increase of R$732 million, or 5.2%, is mainly due to the structural portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2014 and 2015 collective agreements.

In the fourth quarter of 2015, the increase of R$42 million, or 1.1%, compared to the previous quarter is mainly composed by the structural portion due to: (i) lower number of employees on vacation in the previous quarter; and (ii) increased wage levels, according to collective agreement.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

18	Economic and Financial Analysis Report December 2015

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the year-over-year comparison the 10.0%, or R$1,491 million increase was primarily due to an increase of expenses originated: (i) by the growth in turnover and services in the period; (ii) by contractual adjustments; and (iii) by the dollar performance over the past 12 months since it reached 47.0% of recovery against the Brazilian real. It is important to stress that, the continuous control of operating expenses resulting from actions of the Efficiency Committee, whose efficiency initiatives resulted in a rebalance among personnel and administrative expenses.

In the fourth quarter of 2015, the increase of 8.9%, or R$374 million, in the administrative expenses over the previous quarter, was mainly due to: (i) to the seasonal effect of higher expenses with advertising and marketing, due to the higher concentration of actions related to the Institutional Campaign and to support the offer of products and services; (ii) the growth in turnover and services occurred in the period, consequently, impacting in higher expenses with: (a) outsourced services;

(b) data processing; and (c) financial system services; and higher expenses with: (iii) depreciation and amortization; and (iv) rental.

(1)   The decrease as of March 2015 is related to: (i) the migration of “External ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso correspondents.

Other Operating Income and Expenses

In the financial year of 2015, other operating expenses, net, totaled R$6,708 million, a R$1,313 million increase over the financial year of 2014, primarily due to: (i) the constitution of tax provisions, in the first semester of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$570 million; (ii) higher expenses related to: (a) the constitution of civil provisions; and (b) various losses; (iii) the impact of the creation of a services joint venture (Cateno) in Cielo; and (iv) the amortization of goodwill.

In the fourth quarter of 2015, other net operating expenses totaled R$1,586 million, remaining stable over the previous quarter.

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Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution expenses, in the quarterly comparison showed an increase of 2.8%, or R$59 million, reflecting, in part: (i) the increase of the CSLL (social contribution) rate; and was partially offset by: (ii) the increase of the TJLP (from 6.5% in the third quarter of 2015 to 7.0% in the fourth quarter of 2015), which provided a greater constitution of interest on own capital, in the fourth quarter of 2015.

In the year-over-year comparison, the increase of 5.5%, or R$464 million, is related: (i) to the greater taxable income in the period; (ii) the increase of the CSLL (social contribution) rate; partially offset by the: (iii) increase of the TJLP (from an average rate of 5.0% in 2014 to an average rate of 6.3% in 2015), which provided a greater constitution of interest on own capital, comparing the financial year of 2015 to the financial year of 2014.

Unrealized Gains

Unrealized gains totaled R$7,100 million at the end of the fourth quarter of 2015, a R$3,018 million decrease over the end of the previous quarter. Such variation was mainly due to: (i) the devaluation of the investments, mainly impacted, by Cielo shares which devalued 8.4%; and (ii) by the increase of unrealized loss in loans and leasing operations, impacted by the interest rate increase.

20	Economic and Financial Analysis Report December 2015

Press Release

Capital Ratios - Basel III

Basel Ratio

In December 2015, the Capital stood at R$102,825 million, against risk-weighted assets totaling R$612,217 million. The total Basel Ratio presented an increase of 2.3 p.p., from 14.5% in September 2015 to 16.8% in December 2015, and the Common Equity from 11.4% in September 2015 to 12.7% in December 2015.

In the table below are the main events that impacted the Tier I Capital / Principal Capital Index in the quarter:

Additionally, it is important to stress that in the fourth quarter of 2015, the Central Bank authorized the use of Subordinated Letters of Credit to compose Tier II, whose restated amount reached R$5,805 million on December 31, 2015.

Full Impact – Basel III

We included a Basel III simulation, considering some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; (iii) the use of tax credits; and (iv) the impact of the acquisition of HSBC, for a rate of 10.3% of Common Equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I Basel Ratio of 11.8%, in the end of 2018.

Capital Management Buffer / Return on Tier I Capital

Bradesco has improved its measurement and governance methodology, and has structured processes for buffer capital, so that it can maintain adequate capital levels to cope with the risks incurred.

The Organization considers it feasible, in the medium and long term, to maintain a margin of Level of Tier I Capital of at least 25%, in relation to the minimum capital buffer, observing the schedule established by the Central Bank, for the full adoption of the Basel III guidelines. Considering the 11% minimum required to Common Equity according to the full interpretation of Basel III rules, profitability would be 27.4% in the period of 12 months ended in December 2015.

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Economic Scenario

The confirmation of the initial monetary standardization in the United States reduced the uncertainties in the world scenario in the fourth quarter of 2015. The persistent strengthening of the North American labor market led the Federal Reserve (Fed) to increase the interest rate in its last meeting of the year – decision that was already being widely signaled. At the same time, the stabilization of the Chinese stock and exchange markets favored the perception of risk in the international markets.

Even so, the deceleration of the Chinese economy was not interrupted, which contributed to maintain the international prices of commodities at a lower level. Additionally, this country has adopted new stimuli to the economy in the period, in an attempt to contain the weakening of the economic activity. Finally, the European Central Bank, also with the aim of stimulating the growth of the region and combat the deflationary risks, extended its program for the purchase of sovereign bonds.

The domestic economy maintained a trajectory of deceleration in the fourth quarter, albeit at a slower speed to the one recorded in previous periods. Highlight for the further weakening of the labor market and the continued drop in confidence of the economic agents. On the other hand, the adjustments in the external accounts continued and the rebalance of administered prices in relation to the free ones and of domestic against the external prices did as well.

This behavior of activity, in turn, impacted negatively the collection of the public sector and the fiscal results, leading the government to continually review its goals of primary balance for 2015 and 2016. Thus, actions to ensure fiscal sustainability in the medium term and the progress on the reform agenda become even more relevant. Efforts in this direction are a necessary condition to maintain the economic predictability and to increase the level of trust of families and entrepreneurs, enabling the resumption of the trend to increase actual income and productive investments.

Additional actions of a structural nature that leverage the future growth are also fundamental. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It is never too much to remember that, in the long term, the main source of economic growth is productivity, a theme that is even more relevant in a global context characterized by increased competition and economic growth that is still fragile.

The investments tend to have an increasingly important role in the composition of growth in coming years, especially in the process of recovery of the economic activity. This should still be favored by greater participation of the capital market in the financing of these projects. At the same time, despite the cyclical retraction of the consumer market in some segments, structurally the potential of domestic demand for goods and services is not exhausted and there is still much to be exploited.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically controlled levels, in spite of a cyclic elevation due to the retraction of the activity and the reduction of the employment level this year. The scenario is still promising for Brazilian banking and insurance sectors in the medium and long term.

22	Economic and Financial Analysis Report December 2015

Press Release

Main Economic Indicators

Main Indicators (%)	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	12M15	12M14

Interbank Deposit Certificate (CDI)	3.37	3.43	3.03	2.81	2.76	2.72	2.51	2.40	13.25	10.81
Ibovespa	(3.79)	(15.11)	3.77	2.29	(7.59)	1.78	5.46	(2.12)	(13.31)	(2.91)
USD – Commercial Rate	(1.71)	28.05	(3.29)	20.77	8.37	11.28	(2.67)	(3.40)	47.01	13.39
General Price Index - Market (IGP-M)	3.95	1.93	2.27	2.02	1.89	(0.68)	(0.10)	2.55	10.54	3.69
Extended Consumer Price Index (IPCA)	2.82	1.39	2.26	3.83	1.72	0.83	1.54	2.18	10.67	6.41
Federal Government Long-Term Interest Rate (TJLP)	1.72	1.59	1.48	1.36	1.24	1.24	1.24	1.24	6.29	5.03
Reference Interest Rate (TR)	0.53	0.61	0.40	0.23	0.26	0.25	0.15	0.19	1.80	0.86
Savings Account	2.05	2.13	1.92	1.75	1.77	1.76	1.66	1.70	8.07	7.08
Business Days (number)	63	65	61	61	65	66	61	61	250	253
Indicators (Closing Rate)	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec15	Dec14
USD – Commercial Selling Rate - (R$)	3.9048	3.9729	3.1026	3.2080	2.6562	2.4510	2.2025	2.2630	3.9048	2.6562
Euro - (R$)	4.2504	4.4349	3.4603	3.4457	3.2270	3.0954	3.0150	3.1175	4.2504	3.2270
Country Risk (points)	521	442	304	322	259	239	208	228	521	259
Basic Selic Rate Copom (% p.a.)	14.25	14.25	13.75	12.75	11.75	11.00	11.00	10.75	14.25	11.75
BM&F Fixed Rate (% p.a.)	15.86	15.56	14.27	13.52	12.96	11.77	10.91	11.38	15.86	12.96

Projections up to 2018

%	2016	2017	2018
USD - Commercial Rate (year-end) - R$	4.00	4.20	4.00
Extended Consumer Price Index (IPCA)	6.90	5.40	5.00
General Price Index - Market (IGP-M)	6.00	5.00	5.00
Selic (year-end)	13.25	12.25	11.25
Gross Domestic Product (GDP)	(3.50)	1.50	3.00

Bradesco	23

Press Release

Guidance

Bradesco's Perspective for 2016

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	1 to 5%
Individuals	4 to 8%
Companies	0 to 4%
NII - Interest Earning Portion	6 to 10%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	4.5 to 8.5%
Insurance Premiums	8 to 12%
Allowance for Loan Losses Expenses (3)	R$16.5 bi to R$18.5 bi

(1)   Expanded Loan Portfolio;

(2)   Administrative and Personnel Expenses; and

(3)   Includes incomes with credit recovery.

24	Economic and Financial Analysis Report December 2015

Press Release

Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

Fourth Quarter of 2015

				R$ million
	4Q15
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	15,771	(1,684)	425	14,512
ALL	(4,799)	607	-	(4,192)
Gross Income from Financial Intermediation	10,972	(1,077)	425	10,320
Income from Insurance, Pension Plans and Capitalization Bonds	2,019	-	(526)	1,493
Fee and Commission Income	6,573	24	-	6,597
Personnel Expenses	(3,839)	-	-	(3,839)
Other Administrative Expenses	(4,615)	41	-	(4,574)
Tax Expenses	(1,749)	80	19	(1,650)
Equity in the Earnings (Losses) of Unconsolidated Companies	93	-	-	93
Other Operating Income/Expenses	(1,796)	(24)	234	(1,586)
Operating Result	7,658	(956)	152	6,854
Non-Operating Result	(344)	94	182	(68)
Income Tax / Social Contribution and Non-controlling Interest	(2,961)	862	(125)	(2,224)
Net Income	4,353	-	209	4,562

(1)   For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)   Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$955 million; and

(3)   It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

Bradesco	25

Press Release

Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

Third Quarter of 2015

				R$ million
	3Q15
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	5,510	8,225	-	13,735
ALL	(7,944)	388	3,704	(3,852)
Gross Income from Financial Intermediation	(2,434)	8,613	3,704	9,883
Income from Insurance, Pension Plans and Capitalization Bonds	1,411	-	-	1,411
Fee and Commission Income	6,362	18	-	6,380
Personnel Expenses	(4,064)	-	267	(3,797)
Other Administrative Expenses	(4,242)	42	-	(4,200)
Tax Expenses	(941)	(389)	-	(1,330)
Equity in the Earnings (Losses) of Unconsolidated Companies	38	-	-	38
Other Operating Income/Expenses	(2,950)	648	699	(1,604)
Operating Result	(6,820)	8,932	4,670	6,781
Non-Operating Result	(131)	38	-	(92)
Income Tax / Social Contribution and Non-controlling Interest	11,071	(8,970)	(4,257)	(2,156)
Net Income	4,120	-	413	4,533

(1)   For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)   Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$9,216 million; and

(3)   It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

26	Economic and Financial Analysis Report December 2015

Press Release

Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income Statement(3)

Financial Year of 2015

				R$ million
	12M15
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	46,636	8,326	425	55,387
ALL	(20,722)	1,844	3,704	(15,174)
Gross Income from Financial Intermediation	25,914	10,170	4,129	40,213
Income from Insurance, Pension Plans and Capitalization Bonds	5,952	-	(526)	5,426
Fee and Commission Income	24,743	96	-	24,839
Personnel Expenses	(14,966)	-	267	(14,699)
Other Administrative Expenses	(16,506)	167	-	(16,339)
Tax Expenses	(5,228)	(431)	19	(5,640)
Equity in the Earnings (Losses) of Unconsolidated Companies	144	-	-	144
Other Operating Income/Expenses	(9,849)	2,107	1,034	(6,708)
Operating Result	10,204	12,109	4,923	27,236
Non-Operating Result	(599)	134	182	(283)
Income Tax / Social Contribution and Non-controlling Interest	7,585	(12,243)	(4,422)	(9,080)
Net Income	17,190	-	683	17,873

(1)   For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)   Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$12,490 million; and

(3)   It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

Bradesco	27

Press Release

Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income Statement(3)

Financial Year of 2014

				R$ million
	12M14
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	48,457	(1,377)	1,215	48,295
ALL	(14,451)	1,794	-	(12,657)
Gross Income from Financial Intermediation	34,006	417	1,215	35,638
Income from Insurance, Pension Plans and Capitalization Bonds	5,803	-	(754)	5,047
Fee and Commission Income	21,790	299	-	22,089
Personnel Expenses	(14,455)	-	488	(13,967)
Other Administrative Expenses	(15,015)	166	-	(14,848)
Tax Expenses	(4,232)	(449)	53	(4,627)
Equity in the Earnings (Losses) of Unconsolidated Companies	187	-	-	187
Other Operating Income/Expenses	(7,030)	2,282	(648)	(5,395)
Operating Result	21,054	2,715	354	24,124
Non-Operating Result	(516)	334	-	(183)
Income Tax / Social Contribution and Non-controlling Interest	(5,449)	(3,048)	(84)	(8,582)
Net Income	15,089	-	270	15,359

(1)   For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)   Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$3,452 million; and

(3)   It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

28	Economic and Financial Analysis Report December 2015

       Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position (2)

								R$ million
	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14
Assets
Current and Long-Term Assets	1,059,768	1,031,888	1,010,599	1,015,434	1,016,970	972,315	915,986	906,760
Cash and Cash Equivalents	17,457	12,917	11,677	13,683	14,646	11,316	11,535	12,110
Interbank Investments	140,457	153,370	176,268	195,746	202,412	181,335	137,654	127,014
Securities and Derivative Financial Instruments	407,584	364,472	356,115	344,430	346,358	343,445	333,200	321,970
Interbank and Interdepartmental Accounts	55,728	54,179	50,800	48,464	52,004	48,540	56,115	61,740
Loan and Leasing Operations	333,854	336,628	326,204	324,479	318,233	309,264	302,276	301,914
Allowance for Loan Losses (ALL) (1)	(28,805)	(27,952)	(23,290)	(23,011)	(22,724)	(22,255)	(21,458)	(21,051)
Other Receivables and Assets	133,493	138,274	112,825	111,643	106,041	100,670	96,664	103,063
Permanent Assets	19,987	19,095	19,163	19,381	15,070	15,049	15,146	15,469
Investments	1,587	1,710	1,669	1,636	1,712	1,931	1,887	1,871
Premises and Leased Assets	5,772	5,000	4,940	4,952	4,887	4,591	4,579	4,597
Intangible Assets	12,628	12,385	12,554	12,793	8,471	8,527	8,680	9,001
Total	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229
*
Liabilities
Current and Long-Term Liabilities	988,833	962,811	940,910	949,066	949,846	907,366	853,622	847,794
Deposits	195,760	203,637	195,926	211,702	211,612	211,882	213,270	218,709
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	279,726	257,847	293,730	303,740	320,194	297,814	255,611	250,716
Funds from Issuance of Securities	109,547	110,987	95,387	88,247	84,825	75,283	69,877	64,511
Interbank and Interdepartmental Accounts	6,384	5,463	4,578	4,247	5,958	4,540	5,673	5,343
Borrowing and Onlending	70,338	69,654	61,369	62,370	58,998	56,561	54,142	56,724
Derivative Financial Instruments	13,785	14,860	4,832	5,711	3,282	5,076	4,727	3,894
Reserves for Insurance, Pension Plans and Capitalization Bonds	177,835	168,629	164,566	157,295	153,267	145,969	142,732	137,751
Other Reserve Requirements	135,458	131,734	120,522	115,754	111,710	110,241	107,590	110,146
Deferred Income	529	459	399	312	293	266	224	560
Non-controlling Interest in Subsidiaries	1,486	1,480	1,481	1,500	393	490	486	549
Shareholders' Equity	88,907	86,233	86,972	83,937	81,508	79,242	76,800	73,326
Total	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229

(1) Includes the Allowance for Guarantees Provided, in December 2015, Allowance for Loan Losses (ALL) totaled R$29,499 million, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015; and

(2) For more information, please check note 4 – Statement of Financial Position and Managerial Statement, in the chapter 6 of this report.

  30  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net Interest Income	14,512	13,735	13,541	13,599	12,986	12,281	12,066	10,962
- Interest Earning Portion	14,380	13,709	13,415	13,273	12,686	12,162	11,777	10,872
- Non-Interest Earning Portion	132	26	126	326	300	119	289	90
ALL	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)
Gross Income from Financial Intermediation	10,320	9,883	9,991	10,019	9,679	8,933	8,925	8,101
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	1,493	1,411	1,311	1,211	1,363	1,170	1,270	1,244
Fee and Commission Income	6,597	6,380	6,118	5,744	5,839	5,639	5,328	5,283
Personnel Expenses	(3,839)	(3,797)	(3,618)	(3,445)	(3,676)	(3,564)	(3,448)	(3,279)
Other Administrative Expenses	(4,574)	(4,200)	(3,926)	(3,639)	(4,159)	(3,628)	(3,575)	(3,486)
Tax Expenses	(1,650)	(1,330)	(1,351)	(1,309)	(1,211)	(1,182)	(1,120)	(1,114)
Equity in the Earnings (Losses) of Unconsolidated Companies	93	38	33	(20)	57	43	35	52
Other Operating Income/ (Expenses)	(1,586)	(1,604)	(1,606)	(1,912)	(1,360)	(1,311)	(1,333)	(1,391)
Operating Result	6,854	6,781	6,952	6,649	6,532	6,100	6,082	5,410
Non-Operating Result	(68)	(92)	(55)	(68)	(68)	(45)	(34)	(36)
Income Tax and Social Contribution	(2,183)	(2,124)	(2,351)	(2,275)	(2,308)	(2,075)	(2,215)	(1,871)
Non-controlling Interest	(41)	(32)	(42)	(32)	(24)	(30)	(29)	(30)
Adjusted Net Income	4,562	4,533	4,504	4,274	4,132	3,950	3,804	3,473

(1) In “Others”, it includes: Capitalization Bond Draws and Redemption; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Interest and Non-Interest Earning Portions

Earning Portion Breakdown

Bradesco    31

       Economic and Financial Analysis

Interest and Non-Interest Earning Portions

Average Earning Portion Rate

	R$ million
	Net Interest Income
	12M15	12M14	4Q15	3Q15	Variation
					12 months	Quarter
Interest - due to volume					371	(2)
Interest - due to spread					6,909	673
- NII - Interest Earning Portion	54,777	47,497	14,380	13,709	7,280	671
- NII - Non-Interest Earning Portion	610	798	132	26	(188)	106
Net Interest Income	55,387	48,295	14,512	13,735	7,092	777
Average NIM (1)	7.5%	7.3%	7.5%	7.6%

(1) Average Rate in 12 months = (Earning Portion / Total Average Assets – Repos – Permanent Assets)

In the comparison between the fourth quarter of 2015 over the previous quarter, the R$777 million increase was due to: (i) the higher interest earning portion, totaling R$671 million, due to the increase of average spread, in the amount of R$673 million; and (ii) the non-interest earning portion increase in the amount of R$106 million.

In the year of 2015, the earning portion reached R$55,387 million, increasing R$7,092 million compared with the previous year, reflecting: (i) a R$7,280 million growth in the result of interest earning operations, particularly “Credit Intermediation" portions and “Securities/Other”; and offset by: (ii) the lower non-interest earning portion results, totaling R$188 million.

Interest Earning Portion

Interest Earning Portion – Breakdown

	R$ million
	Interest Earning Portion Breakdown
	12M15	12M14	4Q15	3Q15	Variation
					12 months	Quarter
Credit Intermediation	42,788	38,366	11,313	10,806	4,422	507
Insurance	5,558	4,303	1,523	1,349	1,255	174
Securities/Other	6,431	4,828	1,544	1,554	1,603	(10)
Interest Earning Portion	54,777	47,497	14,380	13,709	7,280	671

The interest earning portion stood at R$14,380 million in the fourth quarter of 2015, against R$13,709 million recorded in the third quarter of 2015, accounting for an increase of R$671 million. The business line that most contributed to this result was “Credit Intermediation”.

In the comparison between the year of 2015 over the same period in the previous year, the interest earning portion recorded a R$7,280 million growth in the interest earning portion, particularly the lines of “Credit Intermediation” and “Securities/Other”.

  32  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion

Interest Earning Portion – Rates

The interest earning portion rate in the last 12 months remained at 7.5% in the fourth quarter of 2015. In the year-over-year comparison, the growth of 0.4 p.p. was the reflection of increased profits obtained in the interest earning portions of “Credit Intermediation”, "Insurance" and “TVM/Other”.

Interest Earning Portion – Average Rates (12 months)

						R$ million
	12M15				12M14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	42,788	366,001	11.7%	38,366	341,470	11.2%
Insurance	5,558	164,894	3.4%	4,303	143,307	3.0%
Securities/Other	6,431	395,896	1.6%	4,828	342,564	1.4%
*
Interest Earning Portion	54,777	-	7.5%	47,497	-	7.1%
*
	4Q15			3Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,313	370,405	11.7%	10,806	369,422	11.5%
Insurance	1,523	174,030	3.4%	1,349	167,661	3.3%
Securities/Other	1,544	395,578	1.6%	1,554	419,074	1.6%
*
Interest Earning Portion	14,380	-	7.5%	13,709	-	7.5%

Bradesco    33

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

	R$ million
	Net Interest Income - Credit Intermediation
	12M15	12M14	4Q15	3Q15	Variation
					12 months	Quarter
Interest - due to volume					239	10
Interest - due to spread					4,183	497
Interest Earning Portion	42,788	38,366	11,313	10,806	4,422	507
Income	70,890	59,192	17,287	21,044	11,698	(3,757)
Expenses	(28,102)	(20,826)	(5,974)	(10,238)	(7,276)	4,264

In the fourth quarter of 2015, interest earning portion of “Credit Intermediation” reached R$11,313 million, up 4.7% or R$507 million when compared to the third quarter of 2015. The variation is, mainly, the result of a R$497 million increase in the average spread due to an improved management in investment resources and funding operations.

In comparison between the year of 2015 and the same period of the previous year, there was an increase of 11.5% or R$4,422 million. The variation is the result of: (i) an increase in the average spread, amounting to R$4,183 million, due to an improved management in investment resources and funding operations; and (ii) a R$239 million increase in the volume of operations.

Net Earning Portion of Credit Intermediation

The graph above presents a summary of Credit Intermediation activity. The Gross Margin line refers to interest income from loans, deducted from the customer acquisition costs.

The curve relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others.

In the fourth quarter of 2015, the curve related to the net margin, which presents the result of the net revenue from credit interest of ALL, had a growth of 2.4% in the quarterly comparison, primarily due to: (i) the increase in the average spread; and partially offset by: (ii) the higher delinquency rate in the period, mainly due to downturn in the economic activities.

In the comparison between the year of 2015 and the same period of the previous year, the net margin recorded a 7.4% growth due to an increase of: (i) the average spread; (ii) the average volume of business; was offset: (iii) by the effect of aligning the level of provision of certain transactions with corporate customers; and (iv) the higher delinquency rate in the period.

  34  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio(1)

In December 2015, the expanded loan portfolio of Bradesco stood at R$474.0 billion, remaining stable compared to the previous quarter. Micro, Small and Medium Sized Enterprises and Corporate segment presented a reduction of 1.2% and 0.8%, respectively, while the Individual, in turn, registered an expansion of 1.7% in the period.

In the last 12 months, the portfolio presented an increase of 4.2% primarily represented by: (i) 9.5% in the Corporate segment; and (ii) 4.5% in Individuals; partially offset: (iii) by the reduction of 5.3% in Micro, Small and Medium Sized Companies.

For Individuals, the products that presented the strongest growth in the last 12 months were: (i) payroll-deductible loan; and (ii) real estate financing, especially for the public sector and INSS beneficiaries. In the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, influenced by the exchange rate variation in the period.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and farm loans).

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for the Individual segment is presented below:

Individuals	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Payroll-deductible Loan	34,565	33,905	29,619	1.9	16.7
Credit Card	28,592	25,969	26,233	10.1	9.0
Real Estate Financing	22,781	21,181	17,919	7.6	27.1
CDC / Vehicle Leasing	21,689	22,483	24,858	(3.5)	(12.7)
Personal Loans	15,201	15,662	16,354	(2.9)	(7.1)
Rural Loans	8,215	8,717	10,300	(5.8)	(20.2)
BNDES/Finame Onlending	7,029	7,098	7,334	(1.0)	(4.2)
Overdraft Facilities	3,905	4,369	3,666	(10.6)	6.5
Sureties and Guarantees	707	715	458	(1.2)	54.3
Other	5,065	5,134	4,693	(1.4)	7.9
Total	147,749	145,234	141,432	1.7	4.5

Individual segment operations grew by 1.7% in the quarter and 4.5% over the last 12 months, while the lines highlighted in the quarter were: (i) real estate financing; and (ii) payroll-deductible loan. In the last 12 months, the lines that presented significant growth were: (i) real estate financing; and (ii) payroll-deductible loan.

Bradesco    35

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Operations Abroad	48,453	51,441	36,119	(5.8)	34.1
Working Capital	42,432	42,096	45,004	0.8	(5.7)
BNDES/Finame Onlending	31,129	30,279	34,835	2.8	(10.6)
Real Estate Financing	26,508	25,951	23,560	2.1	12.5
Export Financing	23,158	23,061	15,839	0.4	46.2
Overdraft Account	9,794	10,317	10,462	(5.1)	(6.4)
CDC / Leasing	9,666	10,391	12,388	(7.0)	(22.0)
Rural Loans	5,404	5,588	6,657	(3.3)	(18.8)
Sureties and Guarantees	69,176	71,904	71,611	(3.8)	(3.4)
Operations bearing Credit Risk - Commercial Portfolio (1)	34,319	33,111	33,185	3.6	3.4
Other	26,238	25,113	24,035	4.5	9.2
Total	326,278	329,253	313,695	(0.9)	4.0

(1) Includes debenture and promissory note operations.

Corporate segment operations decreased by 0.9% in the quarter and increased by 4.0% in the last 12 months. In the quarter, the operations that showed significant growth were: (i) BNDES/Finame onlending; and (ii) housing loans. In the last 12 months, the lines highlighted were: (i) export financing; and (ii) operations abroad, due to the exchange variation rate in the period.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individual segment, which stood at R$100.0 billion in December 2015, an increase of 2.1% over the quarter and 3.1% over the last 12 months.

The lines highlighted in December 2015 are: (i) personal loans, including payroll-deductible loans, totaling R$49.8 billion; and (ii) credit card, totaling R$28.6 billion. Together, these operations totaled R$78.4 billion, accounting for 78.3% of the Consumer Financing balance.

  36  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
CDC Portfolio	28,283	29,443	32,924	(3.9)	(14.1)
Individuals	21,495	22,260	24,539	(3.4)	(12.4)
Corporate	6,788	7,183	8,385	(5.5)	(19.0)
Leasing Portfolio	1,026	1,175	1,682	(12.7)	(39.0)
Individuals	195	223	319	(12.6)	(38.9)
Corporate	831	952	1,363	(12.7)	(39.0)
Finame Portfolio	6,820	10,831	11,295	(37.0)	(39.6)
Individuals	254	397	615	(36.0)	(58.7)
Corporate	6,566	10,434	10,680	(37.1)	(38.5)
Total	36,129	41,449	45,901	(12.8)	(21.3)
Individuals	21,944	22,880	25,473	(4.1)	(13.9)
Corporate	14,185	18,569	20,428	(23.6)	(30.6)

Vehicle financing operations (individual and corporate) totaled R$36.1 billion in December 2015, presenting a decrease both in the quarter-over-quarter and year-over-year comparison. Of the total vehicle portfolio, 78.3% corresponds to CDC, 18.9% to “Finame”, and 2.8% to Leasing. Individuals represented, in December 2015, 60.7% of the portfolio, while the Corporate segment accounted for the remaining 39.3%.

The variations presented in the portfolio are the reflection of a more reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for higher value of entry for these financing operations.

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector showed a slight variation in the share of the sectors that it comprises. In the quarter-over-quarter comparison, there is an increase in the participation of the "Individual". In the last 12 months, the "Public Sector" and “Manufacturing” segments recorded the highest growth.

Activity Sector						R$ million
	Dec15%		Sept15%		Dec14%
Public Sector	12,806	2.7	13,644	2.9	7,916	1.7
Private Sector	461,221	97.3	460,844	97.1	447,211	98.3
0
Corporate	313,472	66.1	315,610	66.5	305,779	67.2
Industry	98,916	20.9	101,068	21.3	91,311	20.1
Commerce	54,156	11.4	54,746	11.5	57,382	12.6
Financial Intermediaries	7,562	1.6	7,099	1.5	6,774	1.5
Services	149,403	31.5	148,970	31.4	146,569	32.2
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,435	0.7	3,727	0.8	3,743	0.8
Individuals	147,749	31.2	145,234	30.6	141,432	31.1
Total	474,027	100.0	474,488	100.0	455,127	100.0

Bradesco    37

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$22.5 billion growth in the loan portfolio over the last 12 months, and accounted for 4.8% of the portfolio in December 2015.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and customers that remained in the loan portfolio since December 2014 received ratings between AA and C, demonstrating the adequacy and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating from December 2014 through December 2015
Rating	Total Credit on December 2015		New customers between January 2015 and December 2015		Remaining Customers from December 2014
	R$ million	%	R$ million	%	R$ million	%
AA - C	437,856	92.4	21,428	95.1	416,428	92.2
D	11,158	2.3	243	1.1	10,915	2.5
E - H	25,013	5.3	858	3.8	24,155	5.3
Total	474,027	100.0	22,529	100.0	451,498	100.0

Expanded Loan Portfolio – By Customer Profile

The chart below presents the evolution in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Corporations	215,892	217,524	197,188	(0.8)	9.5
SMEs	110,386	111,729	116,507	(1.2)	(5.3)
Individuals	147,749	145,234	141,432	1.7	4.5
Total Loan Operations	474,027	474,488	455,127	(0.1)	4.2

  38  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Customer Profile and Rating (%)

Although a slight decrease was registered in comparison to the previous years, the range represented by credits classified between AA and C remained in very comfortable levels.

Customer Profile	By Rating
		Dec15			Sept15			Dec14
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	96.5	2.0	1.5	96.3	2.0	1.7	98.1	0.5	1.5
SMEs	87.4	3.6	9.0	88.2	3.5	8.3	90.2	2.8	7.0
Individuals	90.0	1.9	8.1	90.4	1.9	7.7	91.2	1.6	7.2
Total	92.4	2.3	5.3	92.6	2.3	5.1	93.9	1.4	4.7

Expanded Loan Portfolio – By Business Segment

Regarding the growth of the expanded loan portfolio by "Business Segment", we highlight the growth of the Corporate and Prime segments in the last 12 months. In the quarter, we highlight the Prime segment.

Business Segments	R$ million						Variation %
	Dec15%		Sept15%		Dec14%		Quarter	12M
Retail	130,268	27.5	130,415	27.5	128,949	28.4	(0.1)	1.0
Corporate	217,298	45.8	218,654	46.1	197,996	43.5	(0.6)	9.7
Middle Market	48,855	10.3	48,991	10.3	50,083	11.0	(0.3)	(2.5)
Prime	23,893	5.0	23,080	4.9	21,956	4.8	3.5	8.8
Other / Non-account Holders (1)	53,714	11.3	53,348	11.2	56,143	12.3	0.7	(4.3)
Total	474,027	100.0	474,488	100.0	455,127	100.0	(0.1)	4.2

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and on-lending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$14.2 billion in December 2015 (US$14.8 billion in September 2015 and US$15.7 billion in December 2014), a decrease of 4.1% as compared to the previous quarter and a reduction of 9.6% over the last 12 months, in U.S. Dollars. In Brazilian reais, such operations totaled R$55.4 billion in December 2015 (R$58.9 billion in September 2015 and R$41.8 billion in December 2014), a decrease of 5.9% in the quarter and an increase of 32.5% over the last 12 months.

In December 2015, total loan operations in reais reached R$418.6 billion (R$415.5 billion in September 2015 and R$413.3 billion in December 2014), an increase of 0.7% in the quarter-over-quarter comparison and 1.3% in the last 12 months.

Bradesco    39

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

The range of the hundred main debtors was more concentrated. The high quality of credit of these clients should be highlighted.

Loan Portfolio(1) – By Type

All operations bearing credit risk reached R$510.1 billion, an increase of 6.0% in the last 12 months and the portfolio remained stable in the quarter.

	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Loans and Discounted Securities	179,044	181,369	165,239	(1.3)	8.4
Financing	130,894	130,405	124,593	0.4	5.1
Rural and Agribusiness Financing	20,844	21,496	24,083	(3.0)	(13.5)
Leasing Operations	3,073	3,357	4,319	(8.5)	(28.9)
Advances on Exchange Contracts	7,647	8,273	5,876	(7.6)	30.1
Other Loans	25,493	21,154	22,535	20.5	13.1
Subtotal Loan Operations (2)	366,995	366,055	346,644	0.3	5.9
Sureties and Guarantees Granted (Memorandum Accounts)	69,883	72,620	72,070	(3.8)	(3.0)
Operations bearing Credit Risk - Commercial Portfolio (3)	34,319	33,111	33,185	3.6	3.4
Letters of Credit (Memorandum Accounts)	286	416	336	(31.3)	(14.9)
Advances from Credit Card Receivables	1,293	945	1,441	36.8	(10.3)
Co-obligation in Loan Assignment CRI (Memorandum Accounts)	1,160	1,238	1,351	(6.3)	(14.2)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	91	102	101	(10.6)	(9.7)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	474,027	474,488	455,127	(0.1)	4.2
Other Operations Bearing Credit Risk (4)	36,083	35,478	25,985	1.7	38.9
Total Operations bearing Credit Risk	510,109	509,966	481,112	-	6.0

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debenture and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

  40  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

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       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loan Portfolio(1) – Delinquency

The delinquency ratio, comprising the balance of operations in delays for more than 90 days, showed an increase, mainly, due to lower growth pace in the loan portfolio and the deceleration process in the economic activity. In the period, the reduction of the delinquency ratio in the segment of Large Companies is noteworthy, that partially offset, the effects of higher delinquency rate for the Individual and Micro, Small and Medium Sized Enterprises.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, remained stable. The increase occurred in the Corporate segment was offset by a decrease in Individuals.

(1) As defined by Bacen.

  42  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses totaled R$29.5 billion in December 2015, representing 8.0% of the total loan portfolio, comprising: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

Bradesco    43

       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Loss(1)

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1) in December 2014, the net loss in the subsequent 12 months was 3.0%, that is, the existing provision exceeded over 120% the loss occurred in the subsequent 12 months.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  44  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Provision for Allowance for Loan Losses (1)

Allowance for loan losses ratios have presented very comfortable levels in relation to loans over 60 and 90 days past due, and reached a 161.7% and a 198.0% coverage, respectively.

The Non-Performing Loans ratio (operations over 60 days past due) presented an increase in the quarter-over-quarter comparison and year-over-year comparison, mainly due to the downturn in economic activity.

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million; Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

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       Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With a view to facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Dec15	Sept15	Dec14
Total Loan Operations (1)	366,995	366,055	346,644
- Individuals	146,540	143,941	140,309
- Corporate	220,454	222,114	206,335
Total Provision (2)	29,499	28,670	23,146
- Specific	14,274	13,619	12,004
- Generic	8,815	8,641	7,135
- Excess (2)	6,410	6,409	4,007
Specific Provision / Total Provision (2) (%)	48.4	47.5	51.9
Total Provision (2) / Loan Operations (%)	8.0	7.8	6.7
AA - C Rated Loan Operations / Loan Operations (%)	90.6	90.9	92.2
D Rated Operations under Risk Management / Loan Operations (%)	2.7	2.7	1.8
E - H Rated Loan Operations / Loan Operations (%)	6.6	6.4	6.0
D Rated Loan Operations	10,027	9,881	6,077
Provision for D-rated Operations	2,432	2,383	1,709
D Rated Provision / Loan Operations (%)	24.3	24.1	28.1
D - H Rated Non-Performing Loans	20,775	19,944	17,184
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	142.0	143.8	134.7
E - H Rated Loan Operations	24,383	23,424	20,954
Provision for E-to-H-rated Loan Operations	21,327	20,478	17,546
E - H Rated Provision / Loan Operations (%)	87.5	87.4	83.7
E - H Rated Non-Performing Loans	17,224	16,303	14,355
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	171.3	175.9	161.2
Non-performing Loans (3)	18,238	17,025	14,779
Non-performing Loans (3) / Loan Operations (%)	5.0	4.7	4.3
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	161.7	168.4	156.6
Loan Operations Overdue for over 90 days	14,896	13,935	12,246
Loan Operations Overdue for over 90 days / Loan Operations (%)	4.1	3.8	3.5
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	198.0	205.7	189.0

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million; Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

  46  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as add (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco presents low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding location of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

Funding vs. Investments	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Demand Deposits + Sundry Floating	24,421	27,948	33,464	(12.6)	(27.0)
Savings Deposits	91,879	89,616	92,155	2.5	(0.3)
Time Deposits + Debentures (1)	158,662	154,481	154,632	2.7	2.6
Funds from Financial Bills (2)	100,070	101,303	76,059	(1.2)	31.6
Customer Funds	375,032	373,348	356,310	0.5	5.3
(-) Reserve Requirements	(54,792)	(52,269)	(50,925)	4.8	7.6
(-) Available Funds	(9,372)	(7,544)	(10,940)	24.2	(14.3)
Customer Funds Net of Reserve Requirements	310,868	313,535	294,445	(0.9)	5.6
Onlending	42,101	41,685	43,779	1.0	(3.8)
Securities Abroad	9,477	9,684	8,766	(2.1)	8.1
Borrowing	28,237	27,969	15,219	1.0	85.5
Other (Subordinated Debt + Other Borrowers - Cards)	69,736	55,895	53,916	24.8	29.3
Total Funding (A)	460,419	448,768	416,125	2.6	10.6
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	404,144	401,868	383,057	0.6	5.5
B/A (%)	87.8	89.5	92.1	(1.7) p.p.	(4.3) p.p.

(1) Debentures mainly used to back repos; and

(2) Includes: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate.

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       Economic and Financial Analysis

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Main Funding Sources

The following table presents the changes in these sources:

	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Demand Deposits	23,820	24,267	33,029	(1.8)	(27.9)
Savings Deposits	91,879	89,616	92,155	2.5	(0.3)
Time Deposits	79,595	88,737	85,787	(10.3)	(7.2)
Debentures (1)	79,067	65,744	68,845	20.3	14.8
Borrowing and Onlending	70,338	69,654	58,998	1.0	19.2
Funds from Issuance of Securities (2)	109,547	110,987	84,825	(1.3)	29.1
Subordinated Debts	50,283	38,535	35,822	30.5	40.4
Total	504,529	487,540	459,461	3.5	9.8

(1) Considering mostly debentures used to back repos; and

(2) Includes: Financial Bills, in December 2015, totaling R$71,692 million (R$74,628 million in September 2015 and R$54,961 million in December 2014).

Demand deposits

The reductions of R$447 million, or 1.8%, in the fourth quarter of 2015 as compared to the previous quarter, and of R$9,209 million, or 27.9%, in the year-over-year comparison, were mostly due to new business opportunities offered to customers, because of interest rate fluctuations in that period.

Savings Deposits

Savings deposits totaled R$91,879 million in December 2015, showing an increase of 2.5% as compared to the end of the previous quarter and remaining stable in comparison to the same period in the previous year.

Bradesco is always increasing its savings accounts base, posting a net growth of 1.0 million new savings accounts over the last 12 months.

   48  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Time Deposits

At the end of December 2015, the balance of time deposits totaled R$79,595 million, registering decreases both in the quarter-over-quarter comparison, of 10.3%, or R$9,142 million, and in the year-over-year comparison, 7.2%, or R$6,192 million.

This performance was primarily due to the oscillations of the interest rates occurring in the period and to the new investment alternatives available to customers.

Debentures

In December 2015, Bradesco’s debentures balance totaled R$79,067 million, registering increase both in the quarter-over-quarter comparison, of 20.3% or R$13,323 million, and year-over-year comparison, of 14.8% or R$10,222 million.

Such variations refer mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

Borrowing and On-lending

In December 2015, balance of on-lending achieved R$70,338 million, an increase of R$684 million, as compared to the previous quarter, mainly due to the increase of R$732 million in the volume of funding raised by borrowings and on-lending in the country, mainly through: (i) an increase of the BNDES operations, in the amount of R$1,609 million; being mitigated, in part: (ii) the decrease of Finame operations, in the amount of R$860 million.

In the comparison between December 2015 over the same period of the previous year, the balance of borrowings and on-lending recorded an increase of R$11,340 million, or 19.2%, essentially due to: (i) the increase of R$15,437 million in borrowings and on-lending denominated and/or indexed in foreign currency, whose balance changed from R$16,682 million in December 2014 to R$32,119 million in December 2015, primarily due to the positive exchange rate variation of 47.0% in the period; offset by: (ii) the reduction of R$4,098 million, or 9.7%, in the volume of resources captured by borrowings and on-lending in the country, mainly in the form of Finame operations.

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       Economic and Financial Analysis

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Funds from Issuance of Securities

Funds from Issuance of Securities totaled R$109,547 million, a decrease of R$1,440 million, or 1.3%, over the previous quarter, primarily due to: (i) the decrease in the balance of Financial Bills operations, totaling R$2,936 million; partially offset by the growth (ii) in Real Estate Loan Letters operations, totaling R$1,235 million; and (iii) in Letters of Credit for Agribusiness operations, totaling R$503 million.

In the comparison between December 2015 over the same period of the previous year, the increase of R$24,722 million, or 29.1%, was mainly due to: (i) the increased inventory of Financial Bills, from R$54,961 million in December 2014 to R$71,692 million in December 2015, primarily due to the new issuances in the period; and (ii) the higher volume of Mortgage Bonds, in the amount of R$8,360 million.

Subordinated Debt

Subordinated Debt totaled R$50,283 million in December 2015 (R$13,714 million abroad and R$36,569 million in Brazil), presenting an increase both in the quarter-over-quarter comparison, of 30.5% or R$11,748 million, and in the year-over-year, of 40.4% or R$14,461 million, mainly due to: (i) the issue of new subordinated debts; (ii) exchange variation rate, and partially offset by (iii) maturity of debts incurred in the periods.

Additionally, it is important do mention that in the fourth quarter of 2015, Bacen authorized the use of Subordinated Letters of Credit, in the amount of R$5,805 million to compose the Tier II of the Basel Ratio.

  50  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Interest Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

	R$ million
	Securities/Other Margin - Interest Earning Operations
	12M15	12M14	4Q15	3Q15	Variation
					12 months	Quarter
Interest - due to volume					71	(30)
Interest - due to spread					1,532	20
Interest Earning Portion	6,431	4,828	1,544	1,554	1,603	(10)
Income	58,662	42,562	11,024	19,386	16,100	(8,362)
Expenses	(52,231)	(37,734)	(9,480)	(17,832)	(14,497)	8,352

In the comparison between the fourth quarter of 2015 over the previous quarter, there was a decrease of R$10 million in the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM). The change observed was primarily due to: (i) the decrease in the volume of operations, in the amount of R$30 million; and partially offset by: (ii) an increase in the average spread, in the amount of R$20 million.

In the comparison between the year of 2015 over the previous year, the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM), recorded an increase of R$1,603 million. This result was due to: (i) an increase of R$1,532 million in the average spread; and (ii) an increase in the volume of operations, resulting in R$71 million.

Interest Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

	R$ million
	Insurance Margin - Interest Earning Operations
	12M15	12M14	4Q15	3Q15	Variation
					12 months	Quarter
Interest - due to volume					61	19
Interest - due to spread					1,194	155
Interest Earning Portion	5,558	4,303	1,523	1,349	1,255	174
Income	21,757	14,201	6,361	4,820	7,556	1,541
Expenses	(16,199)	(9,898)	(4,838)	(3,471)	(6,301)	(1,367)

Comparing the fourth quarter of 2015 with the previous quarter, the interest earning portion of insurance operations recorded a R$174 million increase, or 12.9%, which was due to: (i) an R$155 million increase in the average spread; and (ii) an increase in the volume of operations, totaling R$19 million.

In the comparison between the year of 2015 and the previous year, the interest earning portion presented an increase of 29.2%, or R$1,255 million, due to: (i) the growth of the average spread, in the amount of R$1,194 million; reflecting, primarily, IPCA and IGP-M performance in the quarter; and (ii) a greater volume of operations, in the amount of R$61 million.

Non-Interest Earning Portion

Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	12M15	12M14	4Q15	3Q15	Variation
					12 months	Quarter
Non-Interest Earning Portion	610	798	132	26	(188)	106

Non-interest earning portion stood at R$132 million in the fourth quarter of 2015, compared to R$26 million in the previous quarter, showing a R$106 million increase, due to higher gains with arbitration of markets. In the year-over-year comparison, there was a decrease of R$188 million in the non-interest earning portion.

Bradesco    51

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros:

Consolidated Statement of Financial Position

	R$ million
	Dec15	Sept15	Dec14
Assets
Current and Long-Term Assets	205,167	195,183	177,655
Securities	191,921	182,391	166,022
Insurance Premiums Receivable	3,329	3,389	2,991
Other Loans	9,917	9,403	8,642
Permanent Assets	5,040	5,155	4,747
Total	210,207	200,338	182,402
Liabilities
Current and Long-Term Liabilities	188,740	177,735	161,367
Tax, Civil and Labor Contingencies	3,019	2,890	2,458
Payables on Insurance, Pension Plan and Capitalization Bond Operations	533	589	558
Other Reserve Requirements	7,352	5,627	5,084
Insurance Technical Reserves	13,341	13,323	12,702
Life and Pension Plan Technical Reserves	157,600	148,321	133,857
Capitalization Bond Technical Reserves	6,893	6,985	6,708
Non-controlling Interest	631	623	602
Shareholder's Equity (1)	20,837	21,980	20,433
Total	210,207	200,338	182,402

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$12,425 million in December 2015.

Consolidated Income Statement

				R$ million
	12M15	12M14	4Q15	3Q15
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	64,612	56,152	19,130	15,125
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	35,179	30,649	9,396	8,910
Financial Result from the Operation	5,441	4,395	1,463	1,287
Sundry Operating Income	1,143	1,104	364	358
Retained Claims	(21,429)	(17,869)	(5,784)	(5,446)
Capitalization Bond Draws and Redemptions	(5,007)	(4,894)	(1,255)	(1,336)
Selling Expenses	(3,300)	(2,933)	(815)	(844)
General and Administrative Expenses	(2,654)	(2,385)	(781)	(672)
Tax Expenses	(772)	(629)	(195)	(159)
Other Operating Income/Expenses	(653)	(692)	(194)	(132)
Operating Result	7,948	6,746	2,197	1,965
Equity Result	738	678	233	196
Non-Operating Result	8	(33)	-	11
Income before Taxes and Profit Sharing	8,694	7,391	2,431	2,172
Income Tax and Contributions	(3,186)	(2,776)	(977)	(805)
Profit Sharing	(88)	(86)	(19)	(22)
Non-controlling Interest	(131)	(123)	(29)	(29)
Net Income	5,289	4,406	1,405	1,317

Note: For comparison purposes, the non-recurring events’ effects are not considered.

  52  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Life and Pension Plans	727	738	785	762	693	588	698	639
Health	247	139	116	182	201	168	184	192
Capitalization Bonds	125	122	145	152	120	74	119	110
Basic Lines and Other	307	318	238	187	222	228	71	99
Total	1,405	1,317	1,284	1,283	1,236	1,058	1,072	1,040

Performance Ratios

	%
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Claims Ratio (1)	71.9	73.1	71.4	71.7	70.9	72.7	70.2	70.1
Expense Ratio (2)	10.4	10.4	10.7	10.4	10.6	10.5	11.2	10.4
Administrative Expenses Ratio (3)	4.1	4.3	4.0	4.1	4.0	4.6	4.0	4.7
Combined Ratio (4) (5)	86.5	86.9	86.5	86.8	85.9	86.5	86.3	86.4

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excludes additional reserves.

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the fourth quarter of 2015, the revenue showed an increase of 26.5% in comparison to the previous quarter, particularly to "Life and Pension" products, that was fueled by the highest concentration of private pension contributions in the period.

In the year of 2015, the production registered a growth of 15.1% compared to the same period in the previous year, influenced the "Health" and "Life and Pension" products, which presented growths of 20.1% and 18.1%, respectively.

Bradesco    53

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

  54  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Total
70.1
70.2
72.7
70.9
71.7
71.4
73.1
71.9
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
4Q

Life/AP
29.9
31.5
36.6
35.0
35.3
34.4
35.8
38.9
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
4Q

Health
82.2
82.0
84.0
84.6
84.7
86.2
86.9
83.0
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
4Q

Auto/RCF
68.5
73.5
72.4
68.6
68.4
67.4
65.4
65.2
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
4Q

Basic Lines
30.8
32.7
34.8
42.8
40.9
29.2
33.1
36.4
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
4Q

DPVAT
88.1
87.5
87.4
85.7
88.1
87.6
82.8
84.1
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
4Q

Bradesco    55

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Expense Ratio by Segment

  56  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Billing.

The improvement in the administrative efficiency ratio between the fourth quarter of 2015 and the previous quarter is a result of: (i) the benefits generated with cost-cutting measures; and (ii) an increase of 26.5% in billing for the period.

Bradesco    57

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

  58  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net Income	727	738	785	762	693	588	698	639
Premium and Contribution Income (1)	11,153	7,112	9,183	6,318	10,644	5,645	7,301	4,994
- Income from Pension Plans and VGBL	9,744	5,739	7,921	5,081	9,371	4,383	6,117	3,898
- Income from Life/Personal Accidents Insurance Premiums	1,409	1,373	1,262	1,237	1,273	1,262	1,184	1,096
Technical Reserves	157,600	148,321	144,337	137,322	133,857	126,858	124,192	119,942
Investment Portfolio	162,686	155,526	152,035	144,426	140,704	132,535	129,193	126,001
Claims Ratio	38.9	35.8	34.4	35.3	35.0	36.6	31.5	29.9
Expense Ratio	17.6	18.7	17.0	18.6	18.7	18.5	20.7	21.8
Combined Ratio	63.6	61.5	59.7	61.1	61.8	63.4	57.8	58.6
Participants / Policyholders (in thousands)	31,985	30,349	29,660	29,306	28,207	27,625	27,789	27,451
Premium and Contribution Income Market Share (%) (2)	27.6	26.9	27.2	23.9	28.4	25.4	26.6	26.1
Life/AP Market Share - Insurance Premiums (%) (2)	17.7	17.6	17.2	17.7	17.3	17.7	17.2	17.6

(1) Life/VGBL/PGBL/Traditional; and

(2) The fourth quarter of 2015 includes the latest data released by SUSEP (November/15).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

In the fourth quarter of 2015, the revenue showed an increase of 56.8% in comparison to the previous quarter. Net income for the fourth quarter of 2015 was 1.5% below the result presented in the previous quarter, influenced by the following factors: (i) a growth of 3.1 p.p. in the claims ratio index; (ii) an increase in personnel and administrative expenses; (iii) the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally the fourth quarter results of 2015; and partially offset by (iv) a decrease of 1.1 p.p. in the commercialization index.

Net income for the period of 2015 was up 15.0% over the same period in the previous year, influenced by the following factors: (i) an increase of 18.1% in billing; (ii) a decrease of 2.0 p.p. in the expense ratio; (iii) decrease in general and administrative expenses; (iv) an improved financial income; partially offset by: (v) an increase of 2.6 p.p. in the claims ratio; and (vi) a decrease in the equity result; and (vii) by the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally the results of 2015.

Bradesco    59

       Economic and Financial Analysis

Bradesco Vida e Previdência

In December 2015, technical reserves for Bradesco Vida e Previdência stood at R$157.6 billion, made up of R$149.8 billion from "Pension Plans and VGBL" and R$7.8 billion from "Life, Personal Accidents and Other Lines", resulting an increase of 17.7% over December 2014.

The Pension Plan and VGBL Investment Portfolio accounted for 29.5% of market funds in November 2015 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In December 2015, the number of Bradesco Vida e Previdência customers exceeded 2.4 million pension plan and VGBL participants, and 29.5 million life and personal accident policyholders.	This significant growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

  60  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net Income	247	139	116	182	201	168	184	192
Net Written Premiums	4,864	4,621	4,376	4,186	4,078	3,851	3,509	3,372
Technical Reserves	6,848	6,806	6,785	6,665	6,453	6,226	6,149	5,794
Claims Ratio	85.7	89.9	89.7	88.5	87.7	87.6	86.1	86.9
Expense Ratio	5.2	5.3	5.4	5.3	5.1	4.8	4.6	4.1
Combined Ratio	99.7	102.3	102.9	101.5	99.5	98.1	97.7	96.9
Policyholders (in thousands)	4,444	4,461	4,472	4,478	4,525	4,475	4,360	4,273
Written Premiums Market Share (%) (1)	49.0	49.3	48.6	48.0	46.1	45.8	45.2	45.4

(1) The fourth quarter of 2015 includes the latest data released by ANS (November/15).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the fourth quarter of 2015 increased 77.7% over the previous quarter, mainly due to: (i) an increase of 5.3% in billing; (ii) a 4.2 p.p. fall in claims; and (iii) improvement in the financial results, partially offset by: (iv) the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally, the results of the fourth quarter of 2015.

Net income for the year of 2015 was 8.2% lower over the same period of the previous year, mainly due to: (i) the increase in the combined index, which was impacted, in part by: (a) an increase of 1.3 p.p. in the claims ratio; and (b) an increase in the operating expenses related to the constitution of civil contingencies offset by: (ii) the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally the results of the year of 2015; partially offset by (iii) an increase of 21.9% in billing; and (iv) an improvement in the financial results.

In December 2015, Bradesco Saúde and Mediservice maintained a strong market position in the corporate segment (source: ANS).

Approximately 132 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 50 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2015).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 4.4 million customers. The large share of corporate insurance in this portfolio (96.2% in December 2015) is proof of its high level of specialization and customization in the provision of group plans.

Bradesco    61

       Economic and Financial Analysis

Bradesco Capitalização

	R$ million (unless otherwise stated)
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net Income	125	122	145	152	120	74	119	110
Capitalization Bond Income	1,369	1,477	1,323	1,338	1,432	1,416	1,290	1,205
Technical Reserves	6,893	6,985	6,968	6,921	6,708	6,502	6,267	6,081
Customers (in thousands)	3,190	3,287	3,349	3,393	3,433	3,436	3,456	3,485
Premium Income Market Share (%) (1)	26.0	26.4	25.6	27.7	24.4	24.3	23.6	24.3

(1) The fourth quarter of 2015 includes the latest data released by SUSEP (November/15).

Net income for the fourth quarter of 2015 recorded an increase of 2.5% over the previous quarter, primarily due to: (i) an increase in financial income; partially offset by: (ii) the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally, the results of the fourth quarter of 2015.

Net income in the year of 2015 recorded an increase of 28.6% over the same period in the previous year, primarily due to: (i) an increase of 3.1% in billing; (ii) the improved financial income; (iii) improvement in the administrative efficiency ratio; partially offset by: (iv) the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally, the results of 2015.

  62  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended 2015 in first place among the capitalization bond private companies, showing 3.1% of growth in the revenue in comparison to 2014, due to its policy of transparency and by adjusting its products based on potential consumer demand consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its customers, Bradesco Capitalização has a product portfolio ranging by payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the customers.

Combining a pioneering spirit with a business-minded strategic view, Bradesco Capitalização has launched products onto the market concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering customers the possibility of creating a financial reserve, Capitalization Bonds with the socio-environmental profile seek to raise customer’s awareness about the importance of this subject and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) Fundação SOS Mata Atlântica (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Fundação Amazonas Sustentável (which contributes to the sustainable development, environmental preservation and improvement of life quality in communities that benefit from preservation centers in the state of Amazonas); (iii) Instituto Brasileiro de Controle do Câncer (the Brazilian Cancer Control Institute – which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); (iv) Tamar Project (created to preserve sea turtles); and Instituto Arara Azul (created to work on the preservation of Blue Macaws in their natural habitat).

The portfolio is composed of 20.7 million active bonds. Of this total, 36.9% are represented by “Traditional Bonds”, sold at the Branch Network and at Bradesco Dia&Noite service channels. The other 63.1% of the portfolio is represented by “Incentive” bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the purpose of this type of capitalization bond is to add value to the product of a partner company or even to encourage timely payment by its customers. The bonds have reduced maturity and grace terms and lower sale price.

Bradesco    63

       Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net Income	52	87	73	42	60	37	38	86
Net Written Premiums	1,380	1,548	1,466	1,401	1,319	1,655	1,551	1,399
Technical Reserves	5,955	5,995	5,970	5,910	5,823	5,952	5,689	5,314
Claims Ratio	56.9	56.3	57.3	61.2	62.1	62.8	62.5	58.0
Expense Ratio	20.7	20.8	20.9	19.7	19.5	21.0	21.8	20.9
Combined Ratio	105.1	102.6	103.7	107.3	106.4	105.4	107.6	103.6
Policyholders (in thousands)	3,781	3,762	3,971	4,285	4,480	4,536	3,690	3,882
Premium Income Market Share (%) (1)	9.7	9.7	10.0	9.9	10.1	10.6	10.6	10.3

 (1) The fourth quarter of 2015 includes the latest data released by SUSEP (November/15).

Note: (i) we are considering Atlântica Companhia de Seguros as of the first quarter of 2014; and (ii) in August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

Net profit in the fourth quarter of 2015 presented a decrease of 40.2% as compared to the previous quarter, due to: (i) the drop in the financial and equity results; (ii) the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally, the results of the fourth quarter of 2015; and partially offset by the: (iii) maintenance of the commercialization index.

Net profit in the year of 2015 presented a 14.9% increase over the results calculated in the same period of the previous year, due to: (i) the reduction of 3.5 p.p. in the claims ratio index and maintenance of the index of commercialization at the same levels as the previous year; (ii) the improvement in the financial results; partially offset by: (iii) the increase in the operational expenses; (iv) the decrease in the equity results; and (v) by the increase of the aliquot of the Social Contribution (CSLL), that affected proportionally, the results of 2015.

In the Property Insurance field, we maintained the focus on large brokers and clients of the "Corporate" and "Companies" segments, which has provided renewals of the main accounts, either in leadership or through participation in co-insurance. In the "Aeronautical" and "Maritime Hulls" insurance, the interchange with the "Corporate" and "Companies" segments has been heavily used, leveraging the increment of market in the sale of new aircraft, as well as in the "Maritime" segment.

The division of "Transport" continues being the priority focus, with fundamental investments to leverage new business.

Despite the strong competition in the field of "Auto/RCF", the insurance company has maintained its fleet of around 1.5 million items, guaranteed by the maintenance of competitiveness. Such a fact originated, mainly, from more refined and segmented pricing. Another important aspect refers to the improvement of current products and the creation of products intended for specific audiences. Among these, we can highlight the launch of the product "Bradesco Seguro Auto Assistência Total" (Auto Insurance Total Assistance), exclusively for account holders of Bradesco, which assists with Assistência Dia e Noite services (Day and Night assistance services), for vehicle and residence of insured persons.

Aiming to provide a consistently better service, Bradesco Auto/RE currently maintains 31 Bradesco Auto Centers (BAC), which offer policyholders access to a varied range of services in a single place. Some of the services offered include: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks and glass repairs.

  64  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs.

It must be pointed out that the company continues with a strong strategy for the “home insurance” segment, totaling more than 1.5 million insured homes. Recently, were launched the "Seguro Residencial Mensal" (Monthly Home Insurance), a residential product with monthly billing by direct debit in the current account, and "Bradesco Seguro Simpli Empresa", an easily purchased corporate product is intended for commercial establishments and service providers, such as bakeries, pousadas (personalized hospitality), schools, academies, cafeterias, and beauty salons, among others.

Bradesco    65

       Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income								R$ million
	12M15	12M14	4Q15	3Q15	Variation
					12 months		Quarter
					Amount	%	Amount	%
Card Income	9,612	8,129	2,583	2,448	1,483	18.2	135	5.5
Checking Account	4,946	4,021	1,376	1,294	925	23.0	82	6.3
Loan Operations	2,801	2,582	729	739	219	8.5	(10)	(1.4)
Fund Management	2,617	2,449	663	692	168	6.9	(29)	(4.2)
Collection	1,574	1,566	400	397	8	0.5	3	0.8
Consortium Management	1,040	880	275	267	160	18.2	8	3.0
Custody and Brokerage Services	557	520	144	149	37	7.1	(5)	(3.4)
Underwriting / Financial Advisory Services	541	637	137	105	(96)	(15.1)	32	30.5
Payments	383	373	97	90	10	2.7	7	7.8
Other	767	931	193	199	(164)	(17.6)	(6)	(3.0)
Total	24,839	22,089	6,597	6,380	2,750	12.4	217	3.4
Business Days	250	253	63	65	(3)	(1.2)	(2)	(3.1)

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

Card Income

Income from card fees totaled R$2,583 million in the fourth quarter of 2015, an increase of R$135 million, or 5.5% over the previous quarter, basically due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the quarter.

In the year-over-year comparison, the 18.2% growth, or R$1,483 million, is primarily due to: (i) the increase in the financial volume traded; and the increased amount of transactions carried out in the period

  66  Economic and Financial Analysis Report –December 2015

Economic and Financial Analysis

Fee and Commission Income

Checking Account

The revenues of current accounts presented increments both in the quarterly comparative, of 6.3% or R$82 million, and in the year-over-year comparison, of 23.0% or R$925 million, due primarily: (i) to the increase in the volume of business; and (ii) by the expansion of the portfolio of services rendered, with the adhesion of clients for the new segments “Classic” and “Exclusive”.

Loan Operations

In the fourth quarter of 2015, revenues from loan operations totaled R$729 million, which represent a R$10 million or 1.4% decrease over the previous quarter, due to the decreased volume of operations contracted by Corporate segment, primarily impacted by the deceleration in the economic activity.

In the year-over-year comparison, the R$219 million or 8.5% increase was substantially due to a higher income from collaterals, which increased 22.8%.

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       Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the fourth quarter of 2015, fund management income totaled R$663 million, presenting a decrease of R$29 million or 4.2% compared to the previous quarter, mainly due to the fewer number of working days in the quarter.

In the year-over-year comparison, the increase of R$168 million or 6.9%, was basically due to the increase in the volume of funds raised and managed, which grew 12.6% in the period, highlighted investments in fixed income funds, with growth of 15.6% in the period.

Shareholders' Equity	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Investment Funds	506,420	475,203	446,787	6.6	13.3
Managed Portfolios	37,694	37,129	34,672	1.5	8.7
Third-Party Fund Quotas	6,170	6,306	7,271	(2.2)	(15.1)
Total	550,284	518,638	488,730	6.1	12.6

Distribution	R$ million			Variation %
	Dec15	Sept15	Dec14	Quarter	12M
Investment Funds – Fixed Income	485,125	448,229	419,768	8.2	15.6
Investment Funds – Equities	21,295	26,974	27,019	(21.1)	(21.2)
Investment Funds – Third-Party Funds	3,923	4,453	5,316	(11.9)	(26.2)
Total - Investment Funds	510,343	479,656	452,103	6.4	12.9

Managed Portfolios - Fixed Income	32,797	30,876	26,542	6.2	23.6
Managed Portfolios – Equities	4,897	6,253	8,130	(21.7)	(39.8)
Managed Portfolios - Third-Party Funds	2,247	1,853	1,955	21.3	14.9
Total - Managed Funds	39,941	38,982	36,627	2.5	9.0

Total Fixed Income	517,922	479,105	446,310	8.1	16.0
Total Equities	26,192	33,227	35,149	(21.2)	(25.5)
Total Third-Party Funds	6,170	6,306	7,271	(2.2)	(15.1)
Overall Total	550,284	518,638	488,730	6.1	12.6

Cash Management Solutions (Payments and Collection)

In the fourth quarter of 2015, billing and collection income presented an increase of R$10 million compared to the previous quarter, mainly due to the increase in the volume of business.

In the year-over-year comparison, the increase of 0.9%, or R$18 million, was due to the greater volume of processed documents, up from 2,199 million in the year of 2014 to 2,217 million in the year of 2015, resulting an increase of 18 million of processed documents for the period.

  68  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Fee and Commission Income

Consortium Management

In the fourth quarter of 2015, income from consortium management increased by R$8 million or 3.0% compared to the previous quarter, because of the sales made in that period. In December 2015, Bradesco had 1,194 thousand active quotas (1,154 thousand active quotas in September 2015), ensuring a leading position in all the segments in which it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the year of 2015 over the previous year, the 18.2% or R$160 million increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, ranging from 1,062 thousand active quotas in December 2014, to 1,194 thousand active quotas in December 2015, an increase of 132 thousand net quotas.

Custody and Brokerage Services

In the fourth quarter of 2015, total earnings from custody and brokerage services presented a decrease of R$5 million or 3.4% compared to the previous quarter. Such a trend basically resulted from the lower number of working days in the quarter.

In the year-over-year comparison, the increase of R$37 million or 7.1%, in income from custody and brokerage services, reflected the increase in the average volume of assets under custody in the period.

Underwriting / Financial Advisory Services

The increase of R$32 million, or 30.5% in the quarter-over-quarter comparison refers, mainly, to lower activity of the capital market in the third quarter of 2015.

In the year-over-year comparison, the reduction of R$96 million or 15.1% refers, essentially, to the higher volume of business done in 2014, highlighting the Structured Operations and Project Finance.

It is important to note that variations recorded in this income derive from the volatile performance of the capital market.

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       Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses								R$ million
	12M15		4Q15	3Q15	Variation
		12M14			12 months		Quarter
					Amount	%	Amount	%
Personnel Expenses
Structural	11,983	11,186	3,159	3,118	797	7.1	41	1.3
Payroll/Social Charges	8,834	8,282	2,309	2,313	552	6.7	(4)	(0.2)
Benefits	3,149	2,904	850	805	245	8.4	45	5.6
Non-Structural	2,716	2,781	680	679	(65)	(2.3)	1	0.1
Management and Employee Profit Sharing	1,580	1,536	390	401	44	2.9	(11)	(2.7)
Provision for Labor Claims	705	793	187	167	(88)	(11.1)	20	12.0
Training	145	145	44	42	-	-	2	4.8
Termination Costs	286	307	59	69	(21)	(6.8)	(10)	(14.5)
Total	14,699	13,967	3,839	3,797	732	5.2	42	1.1

Administrative Expenses
Outsourced Services	4,124	3,942	1,142	1,064	182	4.6	78	7.3
Depreciation and Amortization	2,121	1,906	559	538	215	11.3	21	3.9
Communication	1,653	1,524	416	425	129	8.5	(9)	(2.1)
Data Processing	1,600	1,342	465	405	258	19.2	60	14.8
Advertising and Marketing	1,064	934	406	318	130	13.9	88	27.7
Asset Maintenance	1,033	700	274	256	333	47.6	18	7.0
Rental	942	896	250	233	46	5.1	17	7.3
Financial System Services	835	774	228	214	61	7.9	14	6.5
Transportation	642	776	171	159	(134)	(17.3)	12	7.5
Security and Surveillance	609	559	156	154	50	8.9	2	1.3
Water, Electricity and Gas	345	237	96	84	108	45.6	12	14.3
Materials	336	342	86	86	(6)	(1.8)	-	-
Trips	168	156	44	52	12	7.7	(8)	(15.4)
Other	867	760	281	212	107	14.1	69	32.5
Total	16,339	14,848	4,574	4,200	1,491	10.0	374	8.9

Total Personnel and Administrative Expenses	31,038	28,815	8,413	7,997	2,223	7.7	416	5.2

Employees	92,861	95,520	92,861	93,696	(2,659)	(2.8)	(835)	(0.9)
Service Points (1)	65,851	75,176	65,851	71,738	(9,325)	(12.4)	(5,887)	(8.2)

(1) The reduction refers to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) to the decrease of the Bradesco Expresso correspondents.

In the fourth quarter of 2015, total Personnel and Administrative Expenses amounted to R$8,413 million, with growth of 5.2% or R$416 million, in comparison with the previous quarter. In the year-over-year comparison, total Personnel and Administrative Expenses presented a growth of 7.7% or R$2,223 million, a growth below the inflation index.

Personnel Expenses

In the fourth quarter of 2015, the increase of R$42 million, or 1.1%, in comparison to the previous quarter is primarily composed by the structural portion variation, due to: (i) lower number of employees on vacation in the previous quarter; (ii) an increase in wage levels, according to the collective agreement.

  70  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the year-over-year comparison, the increase of R$732 million, or 5.2%, was mainly due to the structural portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2014 and 2015 collective agreements.

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       Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the fourth quarter of 2015, the administrative expenses totaled R$4,574 million, presenting an increase of R$374 million, or 8.9%, compared to the previous quarter, mainly due to (i) the seasonal effect of higher expenses with advertising and marketing, due to the higher concentration of actions related to the Institutional Campaign and to support the offer of products and services, to the sum of R$88 million; (ii) the growth in turnover and services occurred in the period, consequently, impacting in higher expenses with: (a) outsourced services, totaling R$78 million; (b) data processing, to the sum of R$60 million; and (c) financial system services, in the amount of R$14 million; and higher expenses with: (iii) depreciation and amortization, to the sum of R$21 million; and (iv) rental, in the amount of R$17 million.

In the year-over-year comparison, the increase of 10.0% or R$1,491 million, was due mainly to the increasing expenses with: (i) growth in business and services volumes in the period; (ii) contractual adjustments; and (iii) behavior of the dollar in the last 12 months, which reached 47.0% of recovery against the Brazilian real. It is important to stress the continuous control of operating expenses resulting from actions of the Efficiency Committee, whose efficiency initiatives resulted in a rebalance among personnel and administrative expenses.

  72  Economic and Financial Analysis Report – December 2015

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 0.9 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including (a) the initiatives of our Efficiency Committee and (b) measures applied to increase the offer of products and services to the entire client base.

Tax Expenses

The increase of R$320 million, or 24.1%, in tax expenses in the fourth quarter of 2015 in relation to the previous quarter, occurred, basically, due to the increase of the tax bases of PIS/Cofins, impacted, in part, by higher revenues generated by the receipt of interest on own capital from the companies of Organização Bradesco.

In the year-over-year comparison, such expenses increased R$1,013 million, or 21.9%, basically due to the increase in expenses with PIS/Cofins/ISS, derived from the increase in taxable income, mainly, of the fee and commission income, net interest income and receipt of interest on own capital in the fourth quarter of 2015.

Equity in the earnings (losses) of affiliates

Equity in the earnings (losses) of affiliates presented, in the fourth quarter of 2015, an increase of R$55 million compared to the previous quarter, and a reduction of R$43 million or 23.0% in the year-over-year comparison, basically due to the equity in the earnings (losses) obtained with the affiliated "IRB – Brasil Resseguros".

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       Economic and Financial Analysis

Operating Income

Operating income totaled R$6,854 million in the fourth quarter of 2015, remaining stable in comparison to the previous quarter, in which the main variations are originated, mainly: (i) by the largest result with the financial margin, in the amount of R$777 million; (ii) by the increase of revenue for the provision of services, in the amount of R$217 million; (iii) by a higher operating result from Insurance, Pension Plans and Capitalization Bonds, net of variation of technical reserves, retained claims and others, amounting to R$82 million; partially offset by: (iv) the increase in personnel and administrative expenses, in the amount of R$416 million; (v) higher expenses with allowance for loan losses, in the amount of R$340 million; and (vi) an increase in tax expenses in the amount of R$320 million.

In the year-over-year comparison, the increase of R$3,112 million or 12.9%, was mainly driven by: (i) the R$7,092 million increase net interest income results; (ii) the increase in fees and commission income, totaling R$2,750 million; (iii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of variation of technical reserves, retained claims and others; in the amount of R$379 million; partially offset by (iv) higher expenses with allowance for loan losses, in the amount of R$2,517 million; (v) an increase personnel and administrative expenses, in the amount of R$2,223 million; (vi) an increase in other operating expenses (net, in other income), totaling R$1,313 million; and (vii) higher tax expenses, totaling R$1,013 million.

Non-Operating Income

In the fourth quarter of 2015, non-operating income posted a loss of R$68 million, a decrease of R$24 million as compared to the previous quarter, and an increase of R$100 million in the comparison between 2015 and the previous year, essentially, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

  74  Economic and Financial Analysis Report – December 2015

            Return to Shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of eight members, being seven external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi), who are eligible for re-election. The Board members, who elect the members of the Board of Executive Officers, are themselves elected at the Annual Shareholders’ Meeting.

To advise in its activities, six (6) Committees report to Bradesco’s Board of Directors, two (2) of which are Statutory Committees (Audit and Compensation) and four (4) of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability). Several Executive Committees report to the Board of Executive Officers.

In addition to the stated Audit Committee, Organização Bradesco counts on the permanent Fiscal Council, elected by the shareholders, and with Internal Audit, subordinate to the Board of Directors, as the main oversight agencies of its administrative/operational structure.

In 2001, the bank voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment to transparency, the democratization of information, punctuality and search for better practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the fourth semester of 2015, there were 110 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 4,258 investors.

In the last quarter, the schedule of events in Brazil also promoted 4 APIMEC Meetings held in the cities of Rio de Janeiro, Brasília, São Paulo and Fortaleza, comprising an audience of 779 participants. APIMEC São Paulo was broadcast live over the internet in Portuguese and English and also in Brazilian Sign Language (Libras), with the participation of more than 2,800 internet users in total.

During 2015, there were 445 events promoted that assisted 8,490 investors(1).

In addition to the events, the Investor Relations area meets the demands of shareholders, analysts and investors in general by telephone and e-mail, on a daily basis.

(1) Includes internet users.

  76  Economic and Financial Analysis Report – December 2015

Return to Shareholders

Sustainability

Corporate Sustainability Index (ISE)

For the 11th consecutive year, Bradesco’s shares have been listed on the ISE (Corporate Sustainability Index) of BMF&Bovespa.

The selection for the portfolio composition is made from a questionnaire answered by companies that have the 200 shares of highest liquidity on the Stock Exchange. The new portfolio will be composed of 40 shares from 35 companies.

The participation of Bradesco in this index reaffirms its commitment to the principles that govern corporate sustainability, like ethical and transparent conduct in all activities, the effectiveness of the risk management process and the adoption of action that considers the impact of the activities of the Organization and contributes towards the development of the business and of society.

13th Meeting of Suppliers

The 13th Encontro Bradesco de Fornecedores (Meeting of Suppliers) was held in December 2015, with the theme "Water Crisis", and the participation of 94 companies. The content of the event is available on the website www.fornecedoresbradesco.com.br.

Bradesco Shares

Number of Shares – Common and Preferred Shares

	In thousands
	Dec15	Sept15	Dec14
Common Shares	2,520,695	2,520,695	2,100,738
Preferred Shares	2,508,781	2,509,297	2,094,652
Subtotal – Outstanding Shares	5,029,476	5,029,992	4,195,391
Treasury Shares	19,253	18,737	11,883
Total	5,048,729	5,048,729	4,207,274

In December 2015, Bradesco’s Capital Stock stood at R$43.1 billion, composed of 5,048,729 thousand shares, made up of 2,524,365 thousand common shares and 2,524,364 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of voting capital and 24.3% of total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by the BBD Participações S.A., whose shareholders are the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

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            Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Dec15%		Ownership of Capital (%)	Dec14%		Ownership of Capital (%)
Individuals	331,423	90.0	21.7	321,387	89.6	21.8
Companies	35,895	9.7	45.5	35,926	10.0	45.3
Subtotal Domiciled in Brazil	367,318	99.7	67.2	357,313	99.7	67.1
Domiciled Abroad	1,139	0.3	32.8	1,209	0.3	32.9
Total	368,457	100.0	100.0	358,522	100.0	100.0

In December 2015 Bradesco had 368,457 shareholders, 367,318 residing in Brazil representing 99.7% of the total number of shareholders holders of 67.2% shares. The amount of shareholders residing abroad was 1,139, representing 0.3% of the number of shareholders of 32.8% total shares.

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa São Paulo and its ADRs on the New York Stock Exchange NYSE.

In 2015, the average daily trading volume of our shares reached R$647 million. This amount was 4.0% higher than the average daily trading volume in the previous year, mainly due to the trading of Bradesco ADRs on the NYSE.

  78  Economic and Financial Analysis Report – December 2015

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa. If, by late December 2005, R$100 were invested, Bradesco’s shares would be worth approximately R$197 at the end of December 2015, which is a higher appreciation compared to that which was presented by Ibovespa within the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	4Q15	3Q15	Variation %	12M15	12M14	Variation %
Adjusted Net Income per Share	0.91	0.90	0.7	3.55	3.05	16.5
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.27	0.23	15.6	1.00	0.85	17.7
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.30	0.26	15.6	1.11	0.94	17.6

	In R$ (unless otherwise stated)
	Dec15	Sept15	Variation %	Dec15	Dec14	Variation %
Book Value per Common and Preferred Share	17.68	17.14	3.1	17.68	16.19	9.2
Last Trading Day Price – Common Shares	20.50	23.50	(12.8)	20.50	28.45	(27.9)
Last Trading Day Price – Preferred Shares	19.28	21.31	(9.5)	19.28	29.07	(33.7)
Last Trading Day Price – ADR ON (US$)	5.22	6.18	(15.5)	5.22	10.78	(51.6)
Last Trading Day Price – ADR PN (US$)	4.81	5.36	(10.3)	4.81	11.14	(56.8)
Market Capitalization (R$ million) (2)	100,044	113,288	(11.7)	100,044	145,536	(31.3)

(1) Adjusted for corporate events in the periods; and

(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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            Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In January 2016, we analyzed six reports prepared by these analysts.	Their recommendations and a general consensus on the target price for December 2016 can be found below:

Recommendations %		Target Price in R$ for Dec16
Buy	33.3	Average	27.9
Keep	50.0	Standard Deviation	2.2
Sell	16.7	Higher	30.8
Under Analysis	0.0	Lower	26.0

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco shares, go to our Shareholders Relationship website at: www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Value

In December 2015, Bradesco’s market value, considering the closing prices of Common and Preferred shares, was R$100.0 billion, a decrease of 31.3% compared to December 2014, following the decreasing trend of the Ibovespa index, reflecting the economic outlook of 2015.

  80  Economic and Financial Analysis Report – December 2015

Return to Shareholders

Main Indicators

Price/Earnings Ratio(1): indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield(1) (2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

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            Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

In 2015, R$6,035 million was assigned to shareholders as interest on shareholders’ equity (JCP) and dividends, and the total JCP and dividends assigned to shareholders accounted for 37.0% of the net profit for the fiscal year and, considering the income tax deduction and JCP assignments, it was equivalent to 32.2% of the net profit.

Weight on Main Stock Indexes

Bradesco shares are listed in Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Dec15	In % (1)
Ibovespa	8.4%
IBrX-50	8.7%
IBrX-100	7.6%
IBrA	7.4%
IFNC	18.6%
ISE	5.1%
IGCX	5.6%
IGCT	9.2%
ITAG	9.8%
ICO2	12.4%
MLCX	8.2%

(1) Represents the Bradesco shares’ weight on Brazil’s main stock indexes..

  82  Economic and Financial Analysis Report – December 2015

Additional Information

             Additional Information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Dec15	Sept15	Dec14	Sept14
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	7.1	12.9	13.8
Savings Deposits	N/A	13.7	13.8	13.5
Time Deposits	N/A	9.4	9.6	10.0
Loan Operations	9.9 (1)	9.9	10.3	10.4
Loan Operations - Private Institutions	22.4 (1)	22.3	22.2	22.3
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.3 (1)	13.3	13.3	13.3
Payroll-Deductible Loans	12.6 (1)	12.5	11.7	11.9
Number of Branches	20.0	20.3	20.4	20.6
Banks – Source : Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	27.5	27.2	26.6	26.3
Banks – Source : Anbima
Managed Investment Funds and Portfolios	19.4	18.5	18.8	19.0
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	25.0 (3)	24.7	24.4	23.3
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.2 (3)	24.2	24.0	22.7
Life Insurance and Personal Accident Premiums	17.7 (3)	17.6	17.3	17.7
Auto/Basic Lines Insurance Premiums	9.7 (3)	9.7	10.1	10.6
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	12.0 (3)	12.1	10.5	13.0
Health Insurance Premiums	49.0 (3)	49.3	46.1	45.8
Income from Pension Plan Contributions (excluding VGBL)	30.7 (3)	31.3	30.2	31.5
Capitalization Bond Income	26.0 (3)	26.4	24.4	24.3
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	26.6 (3)	26.6	27.6	27.4
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	27.1 (3)	26.3	28.1	24.4
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.9 (3)	27.4	23.8	24.1
Pension Plan Investment Portfolios (including VGBL)	29.5 (3)	29.6	30.5	30.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	17.9 (2)	18.1	19.3	19.4
Consortia – Source: Bacen
Real Estate	29.0 (3)	28.4	27.7	27.1
Auto	28.6 (3)	28.5	27.4	27.1
Trucks, Tractors and Agricultural Implements	17.2 (3)	16.8	17.8	17.9
International Area – Source: Bacen
Export Market	15.3	15.9	17.3	18.1
Import Market	12.2	12.4	13.0	13.6

(1)   SFN data is preliminary;

(2)   Reference Date: Oct/15; and

(3)   Reference Date: Nov/15.

N/A – Not available.

  84  Economic and Financial Analysis Report – December 2015

Additional Information

Additional Information

Market Share of Products and Services

Branch Network

Region	Dec15		Market Share	Dec14		Market Share
	Bradesco	Market		Bradesco	Market
North	273	1,143	23.9%	276	1,129	24.4%
Northeast	846	3,581	23.6%	844	3,621	23.3%
Midwest	337	1,802	18.7%	345	1,819	19.0%
Southeast	2,319	11,738	19.8%	2,421	11,898	20.3%
South	732	4,255	17.2%	773	4,320	17.9%
Total	4,507	22,519	20.0%	4,659	22,787	20.4%

Reserve Requirements

%	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14
Demand Deposits
Rate (1)	45	45	45	45	45	45	45	44
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	19	19	20
Savings Deposits
Rate (4)	24.5	24.5	24.5	20	20	20	20	20
Additional (2)	5.5	5.5	5.5	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2) (5)	25	25	20	20	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	64	64	69	69	69	69	69	69

(1) Collected in cash and not remunerated;

(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3) At Bradesco, reserve requirements are applied to Rural Loans;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/2012, and TR + 70% of the Selic rate for deposits made as of May 4th, 2012, when the Selic rate is equal to or lower than 8.5% p.a.; and

(5) Amendment of the rate from the calculation period of August 31 to September 4, 2015, according to Circular No. 3,756/15 of the Central Bank.

Bradesco    85

             Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

Bradesco, whilst seeking to offer customers innovative products and services, invests in technology to enable new services strategies. Information Technology is the main means that enables the increasing facility, convenience to clients in all points of service and autonomy with the use of digital channels. We highlight:

•      The new application Bradesco Net Empresa for cell phone (Net Empresa Celular), for Legal Entity clients, has a new look and allows, among other features, to deposit checks via image capture that eliminates the need to take the document to the Branch;

•      The area of Capitalization of the Internet Banking has been completely redesigned. In addition to new services, such as online acquisition of shares, consultations of detailed statements and change in the debiting date, the page displays an optimized interface and easy navigation;

•      Bradesco has launched a website for the retired, where they have access to products and services focused on their profile, and can check exclusive discounts on medicine, travel packages, tickets for shows and other cultural and leisure activities;

•       A service was launched that allows clients to register accounts of beneficiaries and increase their limit of daily transfers by up to R$30 thousand, directly by Internet Banking, without having to go to a Branch, by only using the Digital Validation;

•      Bradesco clients can access their accounts using digital printing instead of the four-digit password. The technology, already available for Apple cell phones, is now also available on the Samsung cell phone, with the Android operating system Fingerprint Scanner, in the Bradesco, Bradesco Exclusive and Bradesco Prime Applications;

•     We have developed, in partnership with the company Quero Quitar, a site where individual clients, of the Retail and Prime segments, have the possibility of settling their outstanding debts online;

•      Maintaining the innovative spirit, we have started the second cycle of the open innovation program, known as inovaBRA, in partnership with startups, focused on creating new business models, products and services; and

•        In pursuit of the process of continuous improvement and sustainability, Bradesco has adapted the internal processes obtaining a 25% reduction in the amount of printed documents and has enabled the environment on Private Cloud with benefits in energy efficiency, physical space and agility in fulfilling the projects.

As a prerequisite for its continuous expansion, Bradesco has invested R$5,720 million in Infrastructure, Information Technology and Telecommunications in 2015. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below.

	R$ million
	2015	2014	2013	2012	2011
Infrastructure	1,268	1,049	501	718	1,087
Information Technology and Telecommunications	4,452	3,949	4,341	3,690	3,241
Total	5,720	4,998	4,842	4,408	4,328

  86  Economic and Financial Analysis Report – December 2015

Additional Information

Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The dynamism of the market forces Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, which has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

Bradesco controls corporative risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from every level of the organization, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

Capital Management

The Capital Management structure aims to providing conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Bradesco’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Annual Report, on the Investor Relations website: www.bradescori.com.br.

Bradesco    87

             Additional Information

Basel Ratio

In December 2015, the Capital of the Prudential Consolidated reached the amount of R$102,825 million, compared to assets weighted by the risk of R$612,217million. The total Basel ratio, in the Prudential Consolidated, presented an increase of 2.3 p.p., from 14.5% in September 2015, to 16.8% in December 2015, and the Principal Capital from 11.4% in September 2015 to 12.7% in December 2015, impacted, basically due to: (i) the increase of Shareholder's Equity, due to the increment of the results in the quarter; (ii) the decrease of prudential adjustments, which decreased from R$12,656 million in September 2015 to R$11,400 million in December 2015, impacted, basically, by the decrease of the tax credits arising from temporary differences of tax losses and negative basis of social contribution; and (iii) decrease of assets weighted by the credit and market risk.

Additionally, it is important to stress that in the fourth quarter of 2015, Central Bank authorized the use of Subordinated Letters of Credit to compose Tier II, the amount of which restated on December 31, 2015 reached R$5,805 million.

								R$million
	Basel III
Calculation Basis	Prudential Consolidated (1)				Financial Consolidated
	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14
Capital	102,825	93,090	97,016	93,608	98,605	95,825	94,090	92,235
Tier I	77,507	73,577	77,503	74,095	77,199	74,127	71,892	69,934
Common Equity	77,507	73,577	77,503	74,095	77,199	74,127	71,892	69,934
Shareholders' Equity	88,907	86,233	86,972	83,937	81,508	79,242	76,800	73,326
Prudential Adjustments provided for in CMN Resolution 4,192/13 (2)	(11,400)	(12,656)	(9,469)	(9,842)	(4,309)	(5,115)	(4,908)	(3,392)
Tier II	25,318	19,513	19,513	19,513	21,406	21,698	22,198	22,301
Subordinated debt (before CMN Resolution nº 4,192/13)	19,513	19,513	19,513	19,513	21,406	21,698	22,198	22,301
Subordinated debt (according to CMN Resolution nº 4,192/13) (3)	5,805	-	-	-	-	-	-	-

Risk-Weighted Assets (RWA)	612,217	643,924	607,226	614,577	597,213	588,752	596,457	585,991
Credit Risk	556,441	585,507	552,852	557,018	544,798	534,165	548,600	534,885
Operating Risk	37,107	37,107	39,117	39,117	30,980	30,980	29,853	29,853
Market Risk	18,670	21,310	15,257	18,442	21,435	23,607	18,004	21,253
Total Ratio	16.8%	14.5%	16.0%	15.2%	16.5%	16.3%	15.8%	15.7%
Tier I Capital	12.7%	11.4%	12.8%	12.1%	12.9%	12.6%	12.1%	11.9%
Common Equity	12.7%	11.4%	12.8%	12.1%	12.9%	12.6%	12.1%	11.9%
Tier II Capital	4.1%	3.0%	3.2%	3.1%	3.6%	3.7%	3.7%	3.8%
Subordinated debt (before CMN Resolution nº 4,192/13)	3.2%	3.0%	3.2%	3.1%	3.6%	3.7%	3.7%	3.8%
Subordinated debt (according to CMN Resolution nº 4,192/13) (3)	0.9%	-	-	-	-	-	-	-

(1) From October 2013, the Capital started being calculated based on CMN Resolution No. 4,192/13, which establishes that the determination is done based on the Consolidated Financial Results until December 2014 and the Prudential Consolidated Results as per January 2015;

(2) Criteria used, as of October 2013 by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(3) In December 2015, the Central Bank authorized the use of Subordinated Letters of Credit to compose Tier II.

  88  Economic and Financial Analysis Report – December 2015

Independent Auditors’ Report

Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the year ended as at December 31, 2015 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgement, including the assessment of risks os material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumntances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasobleness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. Reasonable assurance is less than absolute assurance.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  90  Report on Economic and Financial Analysis – December 2015

Independent Auditors’ Report

Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the year ended December 31, 2015 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on December 31, 2015 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient  and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, January 27, 2016

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco    91

Independent Auditors’ Report

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  92  Report on Economic and Financial Analysis – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

Dear Shareholders,

2015 was to Bradesco a year of achievements and advances, which become all the more valuable taking into account the environment of uncertainty, in a context of decelerated economy, decreasing GDP and persistent inflation. We have been successful and we are convinced that the financial activity is fundamental for the country to return to the path of growth.

Bradesco, since it was founded 72 years ago, has held an ongoing relationship with society, driven by the vocation of the pioneering spirit and determination to be contemporary at all times. From any angle assessed, the democratization of banking products and services has been a constant. The culture of quality, intersection point of all initiatives, contributed to the evolution of the technological structure, associated to the technical and professional improvement of the staff, pillars that distinguish us in the financial market.

Among the events of major relevance in 2015, we highlight the signature for the Purchase of Shares Agreement with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC in Brazil. The operation, which is subject to the approval of the competent regulatory agencies, reaffirms the objectives of Bradesco to strengthen its presence and activity in the market.

The good performance of the year is synthesized in the results obtained: the Net Profit reached the total of R$17.190 billion, highlighting to shareholders, as Dividends and Interest on Own Capital, the amount of R$6.035 billion, corresponding to 32.3% of the adjusted profit. In these results, the participation of Grupo Bradesco Seguros with 30.8%, was significant. Total Assets reached R$1.019 trillion, a growth of 10.0% in relation to the previous year, the Equity totaled R$88.907 billion and the Operational Efficiency Index reached 37.5%, with considerable improvement compared to the 39.2% registered in 2014.

In the context of corporate sustainability, the Organização Bradesco maintains its commitment in the constant search of integrating its principles to its strategic planning. In the social area, Fundação Bradesco deserves special attention, one of the largest private social and educational programs in Brazil, with 40 schools installed in priority regions of accentuated socioeconomic deprivation, promoting free basic and quality education, strengthening ethical values and civic-mindedness.

With renewed optimism in facing future challenges, Bradesco reiterates its positive vision in relation to Brazil. The planning of the Organization has solid foundations, proven in the scale already achieved, its great diversification in terms of products and services, robust financial and equity situation, one of the largest networks of customer service in Brazil, compatible presence abroad, use of the best corporate governance practices and qualified internal structure, in terms of experience and operational efficiency, to respond to the demands of sustained growth.

With the feeling of overcoming adversity and recognition, we wish to thank our clients and shareholders, for their trust, support and preference; to the directors, employees and other collaborators, for their effort, dedication and commitment to the Organization's strategies, determinants for the results obtained.

Cidade de Deus, January 27, 2016 Lázaro de Mello Brandão President of the Board of Directors

94                 Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the year ended December 31, 2015, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Organização Bradesco, with solid activity focused on the interests of its clients and shareholders, always committed to the economic and social growth of Brazil, develops its activities with the highest levels of efficiency and transparency, seeking to democratize the banking services, apply the most efficient practices of Corporate Governance and achieve the best results. Among the important events of the year are the following:

•       on July 6, the signature of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil;

•       on August 3, the disclosure of the signature of the Purchase of Shares Agreement with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the consequent take over of all operations of HSBC in Brazil, whose decision was ratified at the Extraordinary General Meeting on December 17, 2015. Subject to the approval of the competent regulatory bodies, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale;

•       on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo; later, on October 8 and 30, in Morumbi Shopping and Shopping Park São Caetano, respectively. The objective of this new configuration, itinerant in form, will mark our presence in different localities, taking to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

•       on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration extends further the synergy between the areas, generating gains in productivity and quality, in addition to improving assistance to the Branches and to the clients;

•       on September 14, for the 10th consecutive year, Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies of the whole world with best practices for sustainable development;

•       since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Banco24Horas network, in addition to Rede Bradesco (Service Network), upon biometric authentication, by the palm of the hand; and

•       In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

Economic Comment

In 2015, the world economic scenario was marked by the divergence between the growth trajectory of the developed countries, in particular the US, and the emerging economies, particularly China. This behavior may be repeated in 2016, maintaining the high volatility of international markets. On one side, the resumption of the North American GDP has been contributing towards the strengthening of the dollar against other currencies. On the other, China must maintain the current path of deceleration, sustaining the pressure on the prices of commodities.

In this context, Brazil has been able to obtain success in some important dimensions of the macroeconomic adjustment in progress. The devaluation of the exchange rate has led to the reduction of the deficit in current transactions, while the realignment of administered prices and the tightening of monetary conditions should enable the convergence of inflation to the center of the target in the coming years. However, even though the fiscal policy has presented signs of progress, economic activity follows weakened, making it hard to achieve the necessary targets for the stabilization of the public debt as a proportion of the GDP.

This phase of rebalancing gains importance to lay the foundations for a more sustained economic growth ahead. In addition, short-term challenges must also create the conditions for the proposition of a reform agenda that broadens the dynamism of the Brazilian economy. Thus, Bradesco reinforces its favorable expectations in relation to the country, particularly in the segments in which it operates.

Bradesco     95

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

1.      Income of the Financial Year

The strategies outlined for the financial year of 2015 were conducted within the expectations, proven by the good results achieved and by the remuneration to shareholders. A detailed analysis of these figures, regarding the origin and evolution, is available in the Report on Economic and Financial Analysis, on the site bradesco.com.br/ri.

R$17.190    billion was the Book Net Profit for the year, 13.9% higher in comparison to the same period of 2014, equivalent to R$3.40 per share and profitability of 20.1% over the average Shareholders’ Equity(*). The return on Average Total Assets was 1.7%.

R$6.035      billion were destined to the shareholders as Interest on Own Capital, monthly, intermediary and complementary, and Dividends, computed in the calculation of the mandatory dividends. Thus, R$1.27 (R$1.11 net of withheld Income Tax) were assigned, which include the additional 10% for each preferred share, and R$1.15 (R$1.00 net of withheld Income Tax) for each common share. The interest and dividends distributed represent 32.3% (net of withheld Income Tax 37.0%) of the adjusted profit for the financial year.

Taxes and Contributions

Bradesco, in the financial year, has collected a significant portion of its results to the public coffers, in direct proportion to the volume of activities it develops.

R$13.362     billion totaled taxes and own contributions, including pensions, paid or provisioned.

R$12.401    billion totaled the taxes withheld and collected from third parties, equivalent to the financial mediation.

In the aggregate, in the Organization, the resources originated or transacted came to the expressive amount of R$25.763 billion.

Operational Efficiency Index – IEO

In the accrued for 12 months, the Operational Efficiency Index – IEO presented an improvement from 39.2% on December 31, 2014, to 37.5% in December 2015, which is due in part to the control of administrative expenditure and to the ongoing effort to increase the revenue.

2.      Business Strategy

Bradesco, in the national market, maintains the objective of expanding the already prominent position it occupies among the private financial institutions and ensuring its leadership in the insurance industry. In this context, it will maintain the incentive in investments and in the democratization of credit, expanding the supply of products, services and solutions, promoting, as a first priority, the bank inclusion and social mobility, by means of its extensive Service Network, present in all regions of the country, which includes Branches, Customer-site Branches, Bradesco Expresso Correspondents, ATM equipment, and also through the Convenience Channels, such as the Internet Banking, Bradesco Celular (Cell Phone service) and Fone Fácil (Telephone service).

In the financial area, under the perspective of a strict monetary policy, the Bank will continue pursuing the growth of the credit portfolio, with emphasis on real estate credit, consumer credit and payroll-based loans, in addition to the strong performance in open supplementary pension plan and in the expansion of the services offered to the growing economically active population. For such, it will follow adopting effective security criteria that include the rigorous evaluation of procedures of concession and efficient daily collection of overdue amounts, through the Program for Recovery of Overdue Credits - PRCV. The strategic focus on secure dissemination and on business results, which are the examples of the investment bank, corporate, private banking and the management of third party resources, in addition to the investments in the market of cards, consortia, insurance, social security and capitalization, equally relevant, will remain active in the Organization.

With presence in strategic centers, such as New York and London, Bradesco offers support to Brazilian companies in their needs abroad, as well as to investors and foreign companies interested in Brazil. Bradesco Securities of New York, London and Hong Kong are fundamental to capture resources and distribute securities in these financial centers, as well as Banco Bradesco Europa, in Luxembourg and in London, with services of financing for corporate and private banking clients.

The continuous pursuit of growth requires substantial investment in Infrastructure, Information Technology and in the area of Human Resources, essential pillars for the banking market. In this sense, R$5.720 billion were invested to innovate, update and maintain the IT environment, which is highlighted in the market, with the best practices and existing technologies, and investments of R$145.135 million in training programs to members of staff, valuing motivation, innovation and focus on the client.

The respect to the consumer, the socio-environmental responsibility, safety and credibility are embedded in Bradesco's corporate culture. Three vectors of greater amplitude underlay the strategic planning:

96                 Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

a)      growing organically, without losing sight of the possibilities of acquisitions, associations and partnerships, as long as they are committed to providing quality of service, safety of products, solutions and services, and the effective improvement of the indexes of operational and financial efficiency;

b)      maintaining strict controls to identify, evaluate and mitigate risks inherent to the activities, as well as define the acceptable levels in each operation; and

c)      conducting business with total transparency, ethics and adequate remuneration to investors.

3.      Capital, Reserves and Subordinated Debt

In relation to Banco Bradesco, at the close of the financial year:

R$43.100       billion was the Share Capital subscribed and paid in;

R$45.807       billion was the total of the Equity Reserves; and

R$88.907       billion was the Shareholders’ Equity, with a growth of 9.1% in the year. In relation to Consolidated Assets, that add up to R$1.019 trillion, the Shareholders’ Equity Managed equals 8.8%. The Equity Value per share was R$17.68.

In the Extraordinary General Meeting held on December 17, 2015, a decision was made to increase the Capital Share of the Bank by R$3 billion, raising it from R$43.100 billion to R$46.100 billion, through the issue of 164,769,488 new, nominative book-entry shares, with no par value, in which 82,571,414 were common shares and 82,198,074 were preferred shares, at the price of R$19.20 per common share and R$17.21 per preferred share, for private subscription by the shareholders in the period from January 4 to February 5, 2016, in the proportion of 3.275740457% on the shareholder position that each one had on the date of the Meeting (December 17, 2015), paid-in in cash, on March 1, 2016, of 100% of the value of the shares subscribed, the same date on which the Complementary Interest on Own Capital will also be paid to shareholders in sufficient amount for the subscription. The increase of Capital Share will be submitted to the Meeting for approval and the consequent amendment of the Bylaws to the approval of the Brazilian Central Bank. The new capital share will be distributed as follows: 5,213,498,335 nominative book-entry shares, with no par value, in which 2,606,935,969 are common shares and 2,606,562,366 are preferred shares.

The index of solvency was 16.8%, higher, therefore, than the minimum of 11% established by Resolution No. 4,193/13 of the National Monetary Council, in compliance with the Basel Committee. Regarding the Reference Equity, the immobilization index reached 35.2% in the Prudential Consolidated, therefore within the maximum limit of 50% set forth by the Brazilian Central Bank.

The Subordinated Debt, at the end of the financial year, added up to R$50.283 billion (Abroad, R$13.714 billion and in Brazil, R$36.569 billion), of which R$25.318 billion were considered eligible for the capital and have incorporated the tier II of the Equity Reference, being contemplated in determining the indexes recorded in the previous paragraph.

Bonds classified in the Category Held to Maturity

In compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”. Also declares that the operations of Banco Bradescard S.A., its subsidiary, have been adapted to the defined strategic objectives in the Business Plan, in accordance with Article 11 of Regulation Annex I to the Resolution No. 4,122/12, of the National Monetary Council.

Capital Management

The assessment of the sufficiency of capital is performed to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to deal with the risks incurred, considering the defined strategic objectives. It adopts a prospective vision, which aims to anticipate possible changes in market conditions. This capital management structure is comprised by Committees which support the Board of Directors and Board of Executive Officers in any decision that is made.

4.      Operational Performance

4.1.  Capture and Administration of Resources

In the end of the year, the funds obtained totaled R$1.371 trillion, 9.0% higher than the previous year. In all, the Bank manages 26.027 million current account holders, 60.086 million savings accounts with a balance of R$91.879 billion, representing 18.0% of the SBPE – Sistema Brasileiro de Poupança e Empréstimo (Brazilian Loans and Savings System).

R$418.062  billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase.

R$550.284  billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 12.6% increase.

R$181.075    billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil.

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R$177.835    billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 16.0%.

R$43.865     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$11.234 billion. Of this amount, we highlight the capture in the total value of US$375 million with the International Finance Corp (IFC), of which US$150 million come from the IFC itself and US$225 million from a group of Banks, whereby the resources are destined for loans to small and medium sized enterprises.

4.2.  Credit Operations

The challenging scenario for the credit market makes Bradesco maintain its policy always updated and commensurate with the current moment of economy, preserving the expansion and diversification of the offer, that covers the Branch Network, Banking Correspondents and Digital Channels. These differentials have contributed to the achievement of loans or direct financing or of strategic partnerships with the various business chains.

R$473.600     billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Credit Rights Investment Funds, Certificates of Real Estate Receivables and Rural Credit, with an evolution of 4.2% in the period.

R$29.417       billion was the consolidated balance of provision for doubtful debtors, considering an additional provision of R$6.409 billion, which includes provision for guarantees provided, above the required by Resolution No. 2,682/99, of the National Monetary Council.

Consumer Credit

With its diversified portfolio for the Consumer Credit, Bradesco contributes to the growth of small, medium and large businesses, by financing the acquisition of goods produced and offered by various production chains. Between the Lines of Credit to meet this demand, we highlight Personal Credit and the Financing of Vehicles, Goods and Services.

R$100.047    billion was the balance of operations designated to the consumer credit.

Payroll-deductible loans

Among the modalities of Consumer Credit, the Consigned Credit is one of the most representative in the credit portfolio for individuals in Bradesco, which operates strategically in two channels of offer: the internal, composed by the Branch Network, and the external, through Bradesco Promotora and its partner Banking Correspondents.

In these channels, the target audiences for the offer of consigned credit are retirees and pensioners of the INSS, public servants and employees of companies who have their accredited payroll with Bradesco.

R$34.061     billion was the balance of the Portfolio at the closing of 2015, with 9,185,159 active contracts.

Real Estate Credit

Bradesco maintains its commitment to meet the demands of the real estate sector, by financing the construction entrepreneurs and final borrowers, through the segmented channels, thus contributing to the growth of its activities in the civil construction industry, generator of ties with the socioeconomic development and the creation of jobs and income. The reflex in the Real Estate Credit portfolio is shown by the continuous growth of the volume of transactions made.

R$40.479       billion was the balance of the Real Estate Credit Portfolio, whereby R$21.826 billion was intended for Individuals and R$18.653 billion for Legal Entities, and a total of 117,159 units financed.

On the site bradescoimoveis.com.br the products available, partnerships firmed with real estate companies, among other information, can be consulted.

Agribusiness

Bradesco is the largest private bank in Assets in Agribusiness, with strong presence in the productive chain, offering solutions for the development of production, processing and marketing of agricultural products. Maintains agreements with the main manufacturers of machinery and equipment in the country, contributing to the expansion of business and growth in productivity.

R$20.843       billion was the balance of investments at the end of the financial year.

More information relating to the agribusiness, credit products and services can be obtained on the website bradescorural.com.br.

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Transfer Operations

Bradesco acts as one of the main transferors of resources of BNDES, focused on releases to micro, small and medium enterprises, with a volume of funding in these segments of R$5.396 billion, equivalent to 11.2% of participation in operations. Considering the disbursement for all segments, including large companies, the total volume was R$3.609 billion, corresponding to 13.2% of the entire System (basis: September/2015).

R$31.593     billion amounted to the balance of transfer portfolios, with 345,570 contracts registered.

R$12.109       billion was the total of Sureties provided to BNDES, with R$3.501 billion contracted in the year.

Credit Policy

The Credit Policy aims at guiding the rapid implementation of diversified and pulverized business, sustained by appropriate guarantees and intended for people and legitimate companies and of proven solvency. Performed quickly and with security, these operations do not lose sight of the adequate profitability and liquidity of the assets applied.

Specialized systems for Credit Scoring allow the speediness and backing of the decision-making process with specific standards of safety in the environment of the Branches. The Credit Department and the Executive Committee of Credit, installed in the Head Office, are responsible for the decisions about loans that exceed the levels of authority of the Branches.

Quality of the Credit Portfolio

At the end of 2015, in comparison to the previous year, the maintenance of the quality of credits of the new borrowers was observed, especially because of the constant improvement of the models and policies of concession and monitoring, besides the option for more secure credit modalities, such as consigned credit and housing credit.

4.3.  Collection and Loan Recovery

Actions are promoted for collection and loan recovery, via Call Center, Friendly Collection Consultancies and Offices of Judicial Recovery. The Program for Recovery of Overdue Credits – PRCV contemplates several initiatives to stimulate the receipt of credits overdue, among them the promotion of local events called Business Rooms. The Bank also counts on regional teams specialized in the recovery of loans and that act, customized in the more expressive cases.

R$4.164       billion in loans were recovered, 5.6% higher than in the previous year.

5.      International Area

Abroad, the Organização Bradesco offers an extensive line of products and services by means of own units in New York, London, Grand Cayman, Buenos Aires, Hong Kong, Luxembourg and Mexico, in addition to an extensive network of international correspondents. The units of Bradesco Securities, in New York, London and Hong Kong, Banco Bradesco Europa, in Luxembourg, Banco Bradesco Argentina, in Buenos Aires, Bradescard Mexico, besides the 28 specialized units in Brazil, adequately meet the demands of these strategic markets.

R$7.647       billion was the balance in Advances on Exchange Contracts, for an Export Financing portfolio of US$10.845 billion.

US$3.681     billion was equivalent to the total in Import Finance in Foreign Currency.

US$28.225    billion traded in Export Purchases, with a market share of 15.3%.

US$18.973    billion in Import contracted, with a market share of 12.2%.

US$8.672      billion in public and private placements, of medium and long-term, in the international market.

6.      Bradesco Shares

Bradesco's Shares remained present, with a high level of liquidity, in all the trading sessions of BM&FBOVESPA S.A. - Stock Exchange, Commodities and Futures. At the end of 2015, according to the new methodology for calculation, they represented 8.8% of the Ibovespa index. Also traded abroad, on the New York Stock Exchange, by means of ADR –American Depositary Receipts – Tier 2, and on the Stock Exchange of Madrid, Spain, which integrate the Latibex Index.

To shareholders, as minimum mandatory dividend, is guaranteed 30% of the adjusted net profit, in addition to the Tag Along of 100% for the common shares and 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

R$78.766       billion was the amount negotiated in Bradesco Shares during the year, on BM&FBOVESPA, composed of 382.579 million common shares and 2.559 billion preferred shares.

US$24.706    billion were negotiated as ADRs, in the North American market (New York Stock Exchange - NYSE), equivalent to 3.128 billion preferred shares and 894.561 million common shares.

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EUR13.588   million were negotiated as DRs, on the European market (Latibex – Madrid), equivalent to 1.949 million preferred shares.

7.      Segmentation of the Market

The strategy of segmentation in Bradesco gathers groups of clients with the same profile, with differentiated service and increasing gains of productivity at a faster pace. In addition to improving the quality of the relationship with the client and giving the Bank greater flexibility and competitiveness in running the business, it also adjusts and dimensions the operations, to individuals or legal entities, based on the particular needs of each customer.

7.1.  Bradesco Corporate

Offers specialized services to large economic groups, with an annual revenue of more than R$250 million. The principle of long-term relationship is an important differential, because it creates the best solutions for clients and the best results for the Organization, by means of business units in the main Brazilian cities.

R$409.707     billion were the total resources administered by the area, comprising 1,562 economic groups.

7.2.  Bradesco Empresas

With a high degree of specialization, it manages the relationship of economic groups with annual revenues between R$30 million and R$250 million, offering structured operations and a broad portfolio of products and services.

R$91.241       billion were the total resources administered by the area, of companies in all sectors of the economy.

7.3.  Bradesco Private Banking

Structured to address individuals, family holdings and enterprises of shareholdings that possess net availability for investments from R$3 million, it offers clients an exclusive line of products and services within the Tailor-Made concept and open architecture, including advice, in Brazil and Abroad, in the allocation of financial and non-financial assets, as well as advising on tax matters, wills, foreign exchange and structured operations.

7.4.  Bradesco Prime

The Prime Segment – with a concept of personalized relationship between Bank/Customer – offers financial advice, as well as differentiated products and services to individuals, with proven monthly individual income from R$10 thousand or availability of investment from R$100 thousand. The exclusive Service Network for Bradesco Prime Clients comprised, at the end of the year, 305 Bradesco Prime Branches throughout the Country and 448 Bradesco Prime Spaces in Retail Branches, especially designed to provide comfort and privacy in conducting business.

7.5.  Bradesco Varejo (Retail)

Present in all regions of the country, the Retail Segment seeks to meet, with quality and commitment, all classes of the population, favoring the process of financial inclusion and providing banking services to Brazilians, as well as social mobility. With a view to achieving the greatest number of clients, Bradesco maintains its vocation as an open-door bank, with national presence, democratizing the access to banking products and services. The focus of Bradesco Varejo are Individuals with a monthly income of up to R$10 thousand and Legal Entities with annual revenues of up to R$30 million. For Individual Clients, with a monthly income between R$4 thousand and R$10 thousand, denominated as Exclusive Clients, the Retail Segment provides personalized service, customized solutions, exclusive spaces in Branches and preferential service at the cashiers. For Legal Entity Clients, called Empresas (companies) and Negócios (business), the Retail Segment offers a team of specialized Managers and appropriate financial solutions to meet the needs of these clients. At the close of the financial year, the segment served more than 26.0 million current account holders.

7.6.  Bradesco Expresso

With Bradesco Expresso, the participation in the correspondents segment consistently extends, through a partnership with various commercial establishments, such as Supermarkets, Pharmacies, Department Stores, Bakeries and other retail chains, and delivers to customers and the community in general the convenience of services near their residence or workplace, in extended hours, including weekends. On December 31, 43,560 establishments had been accredited.

8.      Products and Services

8.1.  Bradesco Cartões (Cards)

Bradesco Clients have at their disposal the most complete line of credit cards in the country, like Elo, American Express, Visa, MasterCard and various Private Labels.

Abroad, Bradesco also counts on a cards business unit, Bradescard Mexico, which has a partnership with the C&A chain of retail clothing stores, with Suburbia stores of the Grupo Walmex and the LOB chain of stores, in that country.

R$140.064     billion was the volume of transactions by Credit Cards, with a growth of 6.1% over the previous year.

R$9.612         billion in Revenue from Provision of Services, with a growth of 18.2% mainly in revenue from commissions on purchases made with Credit/Debit Cards and miscellaneous charges.

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8.2.  Cash Management Solutions

Bradesco offers customized solutions to Companies, Government Agencies and Utilities Companies, in the administration of Accounts Receivable and Payable, as well as in the collection of fees and taxes.

According to the respective profiles and needs, clients from specific market niches, such as Franchising, Education, Condominiums, among others, count on the support of a qualified team to structure solutions that add value to their business.

In the area of Global Cash Management, through partnership with 44 Banks Abroad, Bradesco offers solutions in products and services to meet the specific needs of companies with international operations.

145.698          million documents collected during the year in federal, state, municipal taxes and other contributions.

308.339          million documents received from electric, water, gas and telephone bills, of which 80.385 million of them settled by Direct Debit from Current Account and Savings Accounts, a system that provides comprehensive convenience to the client.

880.816          million receipts processed by means of Cobrança Bradesco (Collection), Custody of Checks, Identified Deposit and OCT – Ordem de Crédito por Teleprocessamento (Tele-processed Credit Order).

773.792          million payment operations carried out by Bradesco Pag-For systems – Book Value Payment to Suppliers, Bradesco Net Empresa (Company) and Electronic Payment of Taxes, enabling the management of Accounts Payable of enterprises.

108.625          million payments to more than 8.919 million beneficiaries of the INSS (Social Security).

131.896          million in Payroll Processing from the public and private sectors.

8.3.  Solutions of Products and Services to the Public Authorities

Through its exclusive Platforms to serve the Public Sector, located throughout the national territory, Bradesco offers products, services and solutions to Public Entities and Agencies of the Executive, Legislative and Judicial Authorities, in the Federal, State and Municipal spheres, in addition to the Local Authorities, Public Foundations, Public and Mixed Economy Companies, the Armed Forces (Army, Navy and Air Force), and Auxiliary Troops (Federal, Military and Civil Police).

Monthly, more than 8.919 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the country.

With exclusive space for public servants and the military, the site bradescopoderpublico.com.br presents Corporate Solutions of Payments, Receipts, HR and Treasury.

8.4.  Solutions for the Capital Markets

Bradesco, with modern infrastructure and specialized professionals, is at the forefront of the capital markets, offering a broad range of solutions and services. Among the main ones, are the following:

Qualified Custody of Securities for Investors and Issuers

R$1.009      trillion in custodied assets of clients.

R$1.481      trillion in the Equity of Investment Funds and Managed Portfolios that use the Controllership Services.

26                 DRs (Depositary Receipts) programs registered, with a market value of R$61.133 billion.

Fiduciary Administration for Third Party Funds

R$254.189 billion was the total of Equity of the Investment Funds of third parties under fiduciary administration, through BEM – Distribuidora de Títulos e Valores Mobiliários (Securities Dealer).

Bookkeeping of Bonds and Securities

242            companies integrate the Bradesco System of Book Entry Shares, covering 4.510 million shareholders.

324            companies with 443 issues integrate the Bradesco System of Book Entry Debentures, with the restated value of R$310.656 billion.

536            Investment Funds integrate the Bradesco System of Book Entry Quotas, with the restated value of R$69.082 billion.

33              BDRs (Brazilian Depositary Receipts) programs registered, with a market value of R$2.367 billion.

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Depositary (Escrow Account – Trustee)

8,216        contracts, with a financial volume of R$12.193 billion.

9.      Organizational Structure – Bradesco Service Network

With an extensive and modern structure, the Service Network of the Organização Bradesco is present throughout the national territory and in some localities Abroad, offering excellence in services in all the segments in which it has operations.

At the end of the financial year, with 65,851 points of service, the Network was distributed as:

8,018      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,501, Banco Bradesco Cartões 1, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,511);

3             Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co., Ltd, in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

1,175      Correspondents of Bradesco Promotora, in the segment of consigned credit;

43,560     Bradesco Expresso service points;

736         PAEs – in-company electronic service branches;

627         External Terminals in the Bradesco Network; and

11,721     ATMs in the Banco24Horas Network, with 323 terminals shared by both networks.

The Bradesco Self-service Network comprises 31,527 machines, 31,037 machines of them in operation including on weekends and public holidays, strategically distributed throughout the country, providing quick and convenient access to various products and services of the Bank, in addition to the 18,940 Banco24Horas machines.

In an innovative way, it offers various free accessibility solutions in banking products and services that contribute to the autonomy and independence of its clients with hearing, physical, visual and intellectual impairment.

On the site bradesco.com.br Individual and Legal Entity clients can perform various banking transactions in a safe and simple way.

Bradesco, in the universe of Mobility, has the largest and most comprehensive set of solutions on the market, including free access to the account via the cell phone. Also with strong presence on social networks.

Bank on the client's phone, Fone Fácil Bradesco is available day and night, focused on business and the implementation of financial transactions. Using voice command, the client performs banking services by electronic service quickly and efficiently.

And by strengthening its pioneering innovation, Bradesco has developed a space that unites technology, innovation and business, the Bradesco Next.

10.    Bradesco Companies

10.1.   Insurance, Pension and Capitalization

With a path associated to financial soundness and innovation in various products in the areas of Insurance, Supplementary Open Pensions and Capitalization, Grupo Bradesco Seguros remains in the lead among the conglomerates that operate in the sector in Brazil.

R$5.289         billion was the Net Profit of the Insurance segment, Supplementary Pensions and Capitalization in the year, with a profitability of 24.2% on the average Shareholders’ Equity.

R$20.837       billion in Shareholders’ Equity.

R$210.207     billion in Total Assets.

R$191.921     billion in free investments and to cover the Technical Provisions.

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R$64.612       billion represented the Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization.

R$45.272       billion in indemnities, draws and redemptions paid by Grupo Bradesco Seguros in the financial year.

10.2.   BEM – Distribuidora de Títulos e Valores Mobiliários (Securities Dealer)

Operates with specialization in the fiduciary administration of third party resources in the institutional segment.

R$158.788     billion, on December 31, distributed into 1,249 Investment Funds and Portfolio Managed, totaling 38,398 investors.

10.3.   Bradesco Leasing – Commercial Lease

Working together with the Branch Network and in partnership with major manufacturers in the automotive, aircraft and machinery and equipment industries, Bradesco Leasing is among the leaders of the commercial lease business, with 17.3% (base: October/2015) of the market. This result is the fruit of the strategy of diversification of the business in various segments of the market.

R$2.969         billion was the balance invested on December 31, 2015, with 3,495 operations contracted during the year.

27,573            lease agreements in force at the end of the year, which characterizes the high level of pulverization of the business.

10.4.   Bradesco Administradora de Consórcios (Administrator of Consortium)

Administrator of groups of current account holders, to which it offers the most comprehensive portfolio of products and services. It remains the leader in the segments of real estate, cars and trucks, tractors, machinery and equipment, the result of adequate planning and synergy with the Branch Network of the Bank and with the Sales Organization of the Insurance Group.

1,194,004      active quotas at year-end, with 434,622 new quotas sold.

R$49.629       billion in accrued revenue.

10.5.   Banco Bradesco Financiamentos (Financing)

Acting as the Financing Institution of the Organization, it offers consumer credit lines directly to the consumer – CDC for the acquisition of light and heavy vehicles and motorcycles and other goods and services, in addition to leasing operations  and consigned loans.

The segment of vehicles is marketed by Bradesco Financiamentos and the consigned loans segment by Bradesco Promotora.

R$1.585         billion in Net Profit in the year.

R$49.122       billion in Consolidated Assets.

R$32.913       billion represented the balance of credit operations.

10,902            active commercial partners in the country, in an extensive Accredited Network formed by vehicle resellers and dealers.

1,175               correspondents act in the consigned loan segment, in all the Brazilian states, in the capture of clients.

10.6.   Banco Bradesco BBI

As an Investment Bank of the Organization, advising clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. It is also controller of Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM – Bradesco Asset Management and Bradesco Securities Inc.

R$130.862     billion was the total from 129 investment banking transactions advised during the financial year.

Bradesco Corretora de Títulos e Valores Mobiliários (Securities Broker)

With significant participation in variable income and fixed income  markets, and futures, it stands out among the most active in the sector in operational support it offers to clients, by means of its Espaços Bradesco Corretora (Brokerage Spaces), distributed in various cities of the country, Trading Desks and by Electronic Operations Systems: Home Broker and the Trading application of Bradesco on iPhone and iPad.

With wide coverage of companies and sectors, offering investment analysis and economic analysis services. Also represents non-resident investors in the country in operations carried out on the financial and capital markets, in the management of investment clubs and in the custody for non-institutional individuals and legal entities.

R$104.770     billion is the total negotiated by the Broker on the trading sessions of variable income markets of BM&FBOVESPA, corresponding to 10,483,381 orders for the purchase and sale of shares transacted, catering to the needs in the year of 131,856 investors.

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17.664            million contracts traded on derivative markets of BM&FBOVESPA, representing a financial volume of R$1.434 trillion.

R$11.060       billion negotiated on the home broker, corresponding to 923,275 orders for the purchase and sale of shares.

305,600          clients were registered on December 31, 2015 in the Fungible Custody Portfolio.

Ágora Corretora de Títulos e Valores Mobiliários (Securities Broker)

Present in all modalities of operations of BM&FBOVESPA, Ágora ensures to investors access to a full range of products on the market of fixed income and variable income, such as Shares, Investment Funds, Tesouro Direto (Treasury Bonds), Corporate Securities and Debentures. The Broker still counts on modern negotiating tools of high-performance: Home Broker, Home Broker 2.0, AE Broadcast and Ágora Mobile.

R$21.922       billion negotiated on the home broker, corresponding to 385,476 orders for the purchase and sale of shares.

Brokerage Firms Abroad (Bradesco Securities, Inc., Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited)

Bradesco Securities, Inc. operates in the North American market, in New York, Bradesco Securities UK Limited, in the European market, in London, and Bradesco Securities Hong Kong Limited, in the Chinese market, in Hong Kong, mediating shares, through ADRs as well as shares listed on the local Stock exchanges. As broker-dealers, these brokers operate in the distribution of public and private securities for international investors.

BRAM – Bradesco Asset Management

It stands out in the market for the management of third party resources, having among its biggest clients all the main segments of Bradesco, like Prime, Corporate, Private, Varejo (Retail), Bradesco Empresas and Grupo Bradesco Seguros, in addition to Institutional Investors in Brazil and Abroad, and various family offices within the global scope.

R$391.496     billion in Third Party Resources under Management, on December 31, 2015, distributed into 806 Investment Funds and 319 Managed Portfolios, reaching 2,673,728 investors.

11.    Corporate Governance

Since its foundation, in 1943, corporate governance practices are present in the management of Banco Bradesco S.A.

In 1946 its shares began to be traded on the Stock Exchange in Brazil and Banco Bradesco has been operating in the US capital markets since 1997, negotiating initially Tier I ADRs (American Depositary Receipts) backed by preferred shares and, from 2001 to 2012, Tier II ADRs backed, respectively, by preferred and common shares. Since 2001, also negotiating GDRs (Global Depositary Receipts) on the European market (Latibex).

Among the practices adopted, we highlight the listing of the Bank, since 2001, at Tier I of Corporate Governance of the BM&FBOVESPA and, since 2011, adhering to the Code of Self-regulation and Best Practices of Open Capital Companies of Abrasca. Also with an AA+ rating (very good level of adaptation to the best practices of corporate governance), assigned by the Austin Rating.

The Management of Banco Bradesco comprises the Board of Directors, which has its own set of bylaws, currently composed by 8 advisers, and by its Board of Executive Officers, with 83 members, with no accumulation of the posts of Chairman of these Boards since 1999, with statutory provision since 2012, whereby the majority of the members is formed in the Institution itself.

Six committees advise the Board of Directors, whereby 2 are statutory (Audit and Remuneration) and 4 non-statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital and Sustainability), while various executive committees assist the activities of the Board of Executive Officers, among them the Executive Committees of Dissemination and of Corporate Governance. They are regulated by their own set of bylaws.

In the role of Supervisory Body, the Audit Committee had been installed annually since 2002, and became permanent from 2015. It is currently composed of 5 effective members and an equal number of alternate members, 2 of which are effective members and their respective alternates are chosen, respectively, by minority preferred shareholders and by non-controlling shareholders, holders of common shares.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Organização Bradesco, in the year of 2015, neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures for reviews of, substantial, financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

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11.1   Internal Audit

The area of Internal Audit of Bradesco, with direct subordination to the Board of Directors, has as objective the independent evaluation of the processes of the Organization, contributing to the mitigation of risks, suitability and effectiveness of internal controls and compliance with the Policies, Norms, Standards, Procedures and Internal and External Regulations.

The Internal Audit activity is certified by the Instituto dos Auditores Internos do Brasil (Institute of Internal Auditors of Brazil) and by The Institute of Internal Auditors (IIA).

11.2   Policies of Transparency and Disclosure of Information

The Economic and Financial Analysis Report is available on the site bradesco.com.br/ri, with a thorough compilation of the most requested information by interested readers, and the Annual Unified Report, which combines financial and non-financial aspects. The Bank also offers to the market, physically and electronically, a series of periodic publications. Every six months 'Revista Bradesco' (magazine) is distributed, quarterly the bulletin "Cliente Sempre em Dia", bimonthly the PrimeLine and, on demand, the Face Sheet, a printed edition that presents the main financial highlights of the period, all geared to the external public.

11.3.  Investor Relations – RI

The Investor Relations area has as main objective to transmit, by means of conferences, lectures, publications and events in Brazil and Abroad, information, perspectives and strategies of Bradesco for the financial community, enabling the correct assessment of their actions, as well as bringing to the Top Management the perception of the market in relation to the performance of the Organization.

The Investor Relations website - bradesco.com.br/ri - is available in Portuguese and English and is segmented for individuals and legal entities, providing information according to the need and interest of each profile.

Over the course of the year, the Bank held 7 APIMEC Meetings, with some of them broadcast live over the Internet, alongside simultaneous translation into English. Access for mobile devices was also provided. All in all, more than 4 thousand people took part.

Quarterly, when the results are disclosed, teleconference and video chats are held with investors. In 2015, 144 internal and external meetings were held with analysts, 231 telephone conferences and 29 events Abroad. Additionally, the Investor Relations team assists shareholders, investors and analysts by phone and email, in addition to participating in conferences and road shows in Brazil.

11.4.   Ouvidoria Bradesco (Ombudsman)

Created in 2005, two years before the Central Bank imposed its obligation, the Ombudsman arose with the task of receiving, addressing and resolving complaints from clients and users.

The pioneering spirit in its institution ratifies the concern and commitment of Bradesco with the excellence of its products, since it has always been at the forefront of innovations that benefit the consumer, there is Alô Bradesco, the first channel of communication of the financial market with the public, created in 1985, five years before the edition of the Consumer Protection Code.

Essential for promoting the quality of services rendered, the Ombudsman performs its activities with external objectives, in the role of guardian of the relationship with the client, by ensuring their loyalty, and internal, seeking, by means of the complaints that it receives, opportunities for improvement of processes, products and services so that the manifestation of a client can benefit all the others, contributing to a healthy, transparent and respectful relationship with society.

12.    Integrated Risk Control

12.1.   Risk Management

The activity of management of risks is highly strategic because of the growing complexity of services and products and the globalization of the business of the Organization.

The Organization exercises corporate control of the risks in an integrated and independent manner, preserving and valuing the environment of group decisions, developing and implementing methodologies, models and tools for measurement and control. It also offers refresher training to employees at all hierarchical levels, from the business areas up to the Board of Directors.

In face of the complexity and the range of products and services offered to its clients in all segments of the market, the Organization is exposed to various types of risks, either due to internal or external factors. Therefore, it is crucial to adopt continuous monitoring of all the risks in order to give security and comfort to all the interested parties. Among the main types of risks, we highlight: Credit, Counterpart Credit, Concentration, Market, Liquidity, Subscription, Operational, Strategy, Legal or Compliance, Legal Unpredictability (Regulatory), Reputation and Socio-environmental.

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12.2.   Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well defined and implemented processes and technology compatible with the business needs.

In Bradesco, the methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the responsible area, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to codes of conduct and of self-regulation applicable.

Anti-Money Laundering/Combating the Financing of Terrorism and Corruption and Bribery

In Bradesco, the prevention and combat against illicit acts are exercised continuously and permanently, through the establishment of a process that aims to prevent and detect the improper use of its structure, of its products and services or of its processes.

This process is composed of policies, standards, procedures and specific systems, always in compliance with the legislation and regulations in force in Brazil and in the countries where we have Business Units, in addition to the adherence to the best market practices.

In view of these premises, the communication and training of Managers and Employees count on programs in a variety of formats, such as guidebooks, videos, distance and on-site courses and live lectures specific to areas in which they are required.

The Anti-Money Laundering and Combating the Financing of Terrorism – PLD/FT and the Prevention and Combat of Corruption and Bribery are supported, respectively, by the Executive Committee of PLD/FT and by the Ethical Conduct Committee, which evaluate quarterly the work developed and the need to align or enhance the existing process.

The suspicious or atypical cases of money laundering and financing of terrorism identified are forwarded to the Commission for the Evaluation of Suspicious Transactions, composed by several areas that assess the need to report to the Regulatory Agencies.

Bradesco also has whistle blowing channels, whose actions treated as violations are subject to the disciplinary measures applicable, regardless of the hierarchical level, and without prejudice to the legal penalties applicable.

Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco counts on an independent validation process, whose main objective is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended. This validation occurs through the application of a rigorous testing program that deals with aspects of appropriateness of processes, governance and construction of models and their assumptions, where the results are reported to the managers, to the Internal Audit, to Committees of Internal Controls and Compliance and to the Integrated Management of Risks and Capital Allocation.

Information Security

The Information Security in the Organization is composed of a set of controls, represented by procedures, processes, organizational structures, policies, standards and information technology solutions.

It intends to meet the basic principles of information security related to confidentiality, integrity and availability.

The Management Bodies of the Organization are involved in decisions on Information Security, by means of a Security Commission and the Executive Committee of Corporate Security.

Integrated Management System

Bradesco adopts one of the most modern concepts of integration of organizational processes: the Integrated Management System – ERP.

The processes provided for were Human Resources, Training, Purchases of Materials and Services, Accounts Payable, Physical and Tax Receipt, Fixed Asset, Bank Accounting, Control of Availability, Management of Works, Maintenance, Real Estate and Audit. The continuous training of users of the tool is given through training in person and e-Learning.

The Integrated Management System provides for the standardization of processes, greater agility in the taking of decisions and security in the operations, minimization of operating costs and increased productivity.

12.3.   Risk factors and Critical Accounting Policies

On the site bradesco.com.br/ri (Reports and Spreadsheets – SEC Reports) the risk factors and critical accounting policies are disclosed, in compliance with the best international practices of Corporate Governance and in line with the Consolidated Financial Statements. Here the international standards of financial report – IFRS as issued by the International Accounting Standards Board – IASB" are observed, related to possible political and economical situations in the national and international markets, which can directly impact the day to day operations and, consequently, the financial situation of the Bank.

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13.    Intangible Assets

On December 31, 2015, based on the price of its shares on the stock exchange, the Market Value of Bradesco reached R$100.044 billion, equivalent to 1.1 times the Accounting Shareholders’ Equity that was of R$88.907 billion. This is a difference without doubt induced by the magnitude of intangibles, which, although not reflected in the balance sheet accounts, are perceived and evaluated by investors.

Around realistic goals, the entire strategic planning developed in the Organization relies on factors of varied nature, inseparable from Sustainability, such as: (i) the value of the Bradesco Brand; (ii) the best practices of corporate governance and corporate culture; (iii) the scale to be achieved in the business; (iv) the large number of existing relationship channels with different publics; (v) a policy of innovative Information Technology; (vi) broad diversification of products, services and solutions offered and the capillarity of the Service Network, present in the entire national territory and in some locations Abroad; (vii) a policy of dynamic and responsible socio-environmental responsibility; (viii) a robust policy of Human Resources that: a) provides the most solid relationship between all employees and, consequently, a higher level of confidence among them; b) signals opportunities of valuation and professional development; c) reduces, substantially, the index of staff turnover and the costs associated with it; and d) fomenting, at all levels, a long-term vision.

13.1.   Bradesco Brand

In terms of Brand, Bradesco has obtained significant recognitions:

•    Most valuable Bank Brand in Latin America, according to a survey conducted by consultancy BrandAnalytics of Millward Brown for the 2015 edition of the BrandZ Top 50 Most Valuable Brands in Latin America. It also appears in fourth place in the general ranking among all segments with the value of US$5.2 billion; and

•      Most valuable brand in the banking sector in Latin America and 15th in the global ranking, according to a study conducted by the magazines The Banker and Brand Finance; It was also considered the Best Brazilian Bank in the edition of 2015 of The Banker Awards, award of the magazine The Banker, edited by the Financial Times.

13.2.   Human Resources

The Organização Bradesco, at the end of the financial year, counted on 92,861 employees, of whom 80,726 in Banco Bradesco and 12,135 in Affiliated Companies.

Guided on respect and transparency in all relations, its model of Human Resource Management is invariably guided by valuing people, without discrimination.

In this sense, UNIBRAD – Bradesco's Corporate University is highlighted, created as part of a broader strategy to evidence the individual skills of their employees, encouraging self-development and offering learning solutions.

In addition to these initiatives, there is the TreiNet, platform for online learning, which enables employees to gain new knowledge through distance learning. In 2015, there were 573,812 participations, which demonstrates its importance and level of dissemination throughout the national territory.

In the Organization, the internal communication also deserves special attention, that edits the magazine "Interação" and the "Sempre em Dia" daily bulletin, available electronically on the IntraNet. By means of announcements and provisions, employees receive information about the policies, guidelines and operational procedures that should be adopted. The Organization also counts on the Presidency's Blog, an internal and interactive channel for information and opinions, between the staff and the Presidency. TV Bradesco reinforces and extends communications actions, uniting it to the other media to make the content even more visible and dynamic.

The assistance benefits, which contribute towards the quality of life, well-being and safety of employees and their dependents, at the end of the quarter, comprised 201,853 people. Among them, we highlight:

•    Hospital and Medical Assistance Health Insurance;

•    Dental Health Insurance;

•    Supplementary Pension Plan of Retirement and Pensions;

•    Group Life Insurance Policies and Collective Personal Accidents;

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•    Collective Policy of Motor Insurance; and

•    VIVA BEM Program, a set of actions that aims to contribute towards improving the Quality of Life of employees – Healthy Management, Cigarette Abandonment, Physical Activity, Health in Shape, Nutritional Guidance and LIG VIVA BEM.

As reputable and independent evaluation of its Human Capital management, in 2015, Bradesco has featured in various rankings of renowned magazines, like Época, Exame, Valor Carreira, and has counted on the support of reputable specialized consultancies, highlighting the Great Place to Work Institute, Aon Hewitt and Fundação Instituto de Administração – FIA.

R$145.135     million invested in the year in Corporate Education Programs, with 900,082 participations.

R$1.204         billion invested in Food Program, with the supply of 116,842 daily snacks, besides the meal vouchers and food vouchers.

6.000               million assisted under the Hospital and Medical Assistance Health Insurance Plan.

441,800          assisted under the Dental Health Insurance Plan during the year.

13.3.   Information Technology

One of the fundamental pillars of Bradesco, technology that becomes an increasingly more competitive differential.

In 2015, we celebrated 20 years of Internet in Brazil, and Bradesco was the first financial Institution in the country to join the global computer network. Two decades of pioneering spirit, innovation and presence in the life of the clients.

We have had important advances in the digital channels, both for Individuals, and for Legal Entities. We redesigned sites and services, we enabled financial transactions using the cell phone, with intuitive navigation and a modern look.

In order to provide self service and convenience, we have made progress in performing banking transactions without time restrictions, like, for example, the solution that allows you to deposit a check by capturing and sending the image to the Bank, on the cell phone, without the use of the physical card, creating a Digital Bradesco Seguros Portfolio, which offers virtual cards of its segments of operation.

Keeping the innovative spirit, we are starting the 2nd cycle of the open innovation program, known as inovaBRA, in partnership with startups, focused on creating new models of business, products and services.

R$5.720         billion were the investments made in Infrastructure, Information Technology and Telecommunications, in 2015, as a necessary condition for its continuous growth.

14.    Marketing

For the communication of Bradesco, the year 2015 was marked by the beginning of the countdown to the Rio 2016 Olympic Games, which have the Bank as official sponsor with exclusivity in the financial and insurance services categories.

With the motto “Leve o espírito olímpico para sua vida” ("Take the Olympic spirit into your life"), that permeated the institutional communication throughout the year, Bradesco sought to highlight Olympic and Paralympic values like friendship, respect, excellence, determination and courage, highlighting their importance in the day to day of people. Another action of great repercussion was the invitation that the Bank made to all Brazilians to appoint people that make a difference to participate in the Rio 2016 Olympic Torch Relay.

In the period, continuity was also given to the campaign Bradesco Celular, emphasizing the convenience and security of transactions using the application. Bradesco Prime and Bradesco Empresas (companies) and Negócios (business) segments gained new campaigns in various media in the country.

Traditionally, Bradesco has maintained the support to various cultural events that take place in Brazil. Events, such as the Carnival in Rio de Janeiro and in Salvador, Círio de Nazaré, in Belém, Semana Farroupilha, in Porto Alegre, Natal Luz, in Gramado, and Sonho de Natal, in Canela, among others.

Introduced in the year-end calendar in Rio, the Christmas Tree of Bradesco Seguros celebrated its 20th edition with the theme The Christmas of Renewal.

247      regional, sector-based and/or professional events throughout the country, including business fairs, seminars, congresses, cultural and community events, counted on the participation of Bradesco in 2015.

15.    Sustainability in Organização Bradesco

Since its origins, Organização Bradesco is committed to the socio-economic development of the country. Seeking sustainability in management, in business and in the day to day practices. Thus, aiming to grow on a continuous and sustainable basis, with respect to the target audiences with which it relates, and the environment.

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In the Organization, the guidelines and strategies are oriented in such a way as to promote the incorporation of best practices of corporate sustainability in business, considering the context and potential of each region, contributing to the generation of shared value. We highlight its adherence and participation in Global Compact Initiatives, Equator Principles, Carbon Disclosure Project (CDP), Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC).

As a form of recognition of the extensive work that it has been developing, the Bank is present once again in the DJSI (Dow Jones Sustainability Indexes), of the New York Stock Exchange, and in other Sustainability indexes like the ISE (Corporate Sustainability Index) and the ICO2 (Carbon Efficient Index), both of the BM&FBOVESPA.

For more information about the initiatives of Bradesco, visit the sites www.bradescosustentabilidade.com.br and www.bradesco.com.br/ri.

Fundação Bradesco

The main instrument of social action of the Organization, Fundação Bradesco invests in the educational training of children, young people and adults. Its activities are based on the principle that education is at the origin of equality of opportunities and personal and collective fulfillment.

Present in all the Brazilian states and Federal District, with 40 own Schools, installed in high-priority regions of socio-economic deprivation, in 2015, the Foundation propitiated free and formal quality education to 102,182 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income. The more than 42 thousand students of Basic Education were also ensured uniforms, school material, food and medical-dental assistance, free-of-charge.

In the modality of distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), it benefited 592,424 students who concluded at least one of the courses offered in its schedule, besides another 22,990 in projects and actions in partnership with the CDIs (Centers of Digital Inclusion), the Program Educa+Ação and in courses of Technology (Educar e Aprender – Educating and Learning).

The Computer Program for the Visually Impaired, first introduced in 1998, has met and trained since then 12,403 students, promoting the social inclusion of thousands of people.

The Foundation has a positive influence on improving the quality of life of the communities in which it operates, which characterizes it as a "socially responsible investment", in the best sense of the term.

R$502.721     million was the total of the investment budget of Fundação Bradesco applied in 2015, of which R$52.038 million were for investments in Infrastructure and Educational Technology, already budgeting for 2016 the amount of R$593.360 million to defray the educational benefits for: a) 101,566 students in their own schools, in Basic Education, Education of Young People and Adults and in Initial and Continued Training; b) 550 thousand students who will complete at least one of the distance-learning courses on offer (EaD); and c) 21,490 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender).

R$5.066         billion, in restated values, was the amount of resources invested by Fundação Bradesco to defray the cost of its activities, in the last ten years.

R$380.387     million were the remaining investments made in 2015 by Organização Bradesco in social projects for the communities, focused on education, arts, culture, sports, health, sanitation, combating hunger and food security.

Bradesco Sports and Education Program

The Bradesco Esportes Program (Sports), in support of the development of citizenship and social inclusion of children and teenagers, for more than 27 years promotes sports training and practice, combining actions in health, education and well-being.

In the Municipal District of Osasco, SP, the Program has Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball in their own Sports Development Center, in the Fundação Bradesco schools, in Municipal Sports Centers, in a leisure club and in private schools. More than 2,000 girls are trained, from eight years of age, reinforcing the commitment to defend a country even more open to the appreciation of talent, effort and the exercise of citizenship.

16.    Recognitions

Ratings – To Bradesco, in the period, among the assessment indexes assigned to Banks in the country by Branches and national and international Entities, we recorded that:

•       the credit rating agency Moody's Investors Service, due to the implementation in the new methodology of bank ratings, changed the long-term deposit rating in local currency, from "Baa1" to "Baa2" and has discontinued the bank financial strength rating (BFSR) and, later, due to the downgrading of the sovereign rating, changed the rating of: (i) deposit in local currency and foreign currency, from "Baa2" to "Baa3"; and (ii) deposit in local currency and short-term foreign currency, from "P-2" to "P-3";

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•       the credit rating agency Standard & Poor's, due to the downgrading of the sovereign rating, changed the credit rating of issuer of: (i) long-term in foreign currency and in local currency – global scale, from "BBB-" to "BB+"; (ii) short term in foreign currency and in local currency – global scale from "A-3" to "B"; (iii) long-term – national scale, from "brAAA" to "brAA+"; and (iv) short term – national scale, from "brA-1+" to "brA-1";

•       the credit rating agency Fitch Ratings has changed the feasibility rating, from "a-" to "bbb+", resulting in the amendment of the issuer's default rating (IDRs) of long term in local currency, from "A-" to "BBB+", and in the short term in local currency, from "F1" to "F2", and, later, due to the downgrading of the sovereign rating, changed the feasibility rating again, from "bbb+" to "bbb", changing the long-term IDRs in foreign currency and in local currency – global scale, from "BBB+" to "BBB"; and the support rating, from "2" to "3". At the end of 2015, due to a new downgrade of the sovereign rating, the agency changed the feasibility rating, from "bbb" to "bbb-", changing the long-term IDRs in foreign currency and in local currency – global scale, from "BBB" to "BBB-"; and the short-term IDRs in foreign currency and in local currency – global scale, from "F2" for "F3". Fitch highlighted that it continues believing that the credit profiles of Bradesco meet the criteria for classification above the sovereign rating; and

•       the credit rating agency Austin Rating affirmed all the ratings of the Organization.

Rankings – In 2015, in addition to those mentioned in item 13.1. Bradesco Branding, of this report, renowned national and international publications have highlighted Bradesco many times, among which:

•      Best Brazilian Bank, for the fourth consecutive year, recognized with the Prize Awards for Excellence 2015, granted by the English magazine Euromoney;

•     Leader of the overall ranking of assets in custody, exceeding for the first time the barrier of R$1 trillion in November 2014, according to a survey published in the magazine Investidor Institucional, based on data provided by the Brazilian Association of Entities of the Financial and Capital Markets – Anbima;

•      Largest private group in the country, with revenues of R$201.2 billion, in the ranking of Valor Econômico, created by Valor Econômico, which lists the 200 largest groups that operate in Brazil;

•     One of the 50 'Good' Companies, in the Activism category: besides profit, by Isto é Dinheiro magazine, with the case of the Floating Branch;

•     Received the international certificate of Socialbakers for performance in Social Networks;

•      It integrates, for the 16th time in the annual list of the 135 Best Companies to Work For in Brazil, in a research performed by the Época magazine, assessed as a Great Place to Work;

•     Integrates the ranking of The Best in People Management, as shown in the special edition of Valor Carreira, published by the newspaper Valor Econômico in partnership with Aon-Hewitt;

•     Highlight in the listing of The Best Psychologically Healthy Companies, promoted by publisher Gestão e RH;

•     Featured, for the fifth consecutive time, in Guia Você S/A – The Best Companies to Begin the Career – 2015 Edition, in the survey conducted by the magazine Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos;

•     Featured among The Best Companies for the Consumer 2015, according to the survey Época Reclame Aqui, appearing as champion in the categories, Banks, Banks and Financial Services, Cards and Insurance;

•     Featured in the 2015 edition of the yearbook Melhores e Maiores (Best and Largest) of the Exame magazine, integrating the rankings: 200 Largest Groups for Net Revenue; 50 Largest Banks by Equity; 100 Largest Banks in Latin America by Equity; 200 Largest Companies in Latin America by Market Value; 50 Largest Insurers by Premiums Issued, highlighting Bradesco Saúde, and first on the list, Bradesco Vida and Previdência and Bradesco Auto/RE;

•     Highlight in the 2015 edition of the Anuário Valor 1000 (Yearbook) published by the newspaper Valor Econômico, in which, in addition to integrating the ranking of the largest Banks, it also occupies the first place among the insurers, with Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Saúde;

•      Featured by Top Gestão 2015 (Top in Management), published in the magazine ValorInveste, of the newspaper Valor Econômico, which lists BRAM-Bradesco Asset Management among the best fund managers. In the same publication, Bradesco is also featured in the Star Ranking, which brings the best investment funds of the market in the categories of fixed income, multi-market funds and variable income;

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•       Featured among the best managers of funds in the country, according to a survey published in the magazine Exame based on a survey of Fundação Getúlio Vargas (FGV);

•     Grupo Bradesco Seguros received the RA 1000 seal, which is awarded by the Reclame Aqui site to companies that provide excellent services to clients; and

•      Grupo Bradesco Seguros, for the fourth consecutive time, is the leader in the category of Insurance of the Anuário Época Negócios 360º (Yearbook), according to the survey conducted in partnership with Fundação Dom Cabral. Bradesco Saúde and Odontoprev obtained a placement in the upper maximum range in the Performance Index of the Supplementary Health (IDSS), of the Qualification of Operators program 2015 (based in 2014), organized by Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency).

Awards – From independent opinions, the Organization has won 28 awards in 2015, emphasizing the quality of its products and services, highlighting:

•     Received the Oi Tela Viva Móvel (Oi Live Screen Award), in the Mobile Marketing category, for the free access to the Bradesco Celular channel;

•     100+Innovative Prize in the use of IT of the magazine IT Forum, granted to companies with the best initiatives in the use of new technologies or innovation in process initiated and completed between August 2014 and August 2015;

•      Highlight of the Prêmio Ouvidoria Brasil (Ombudsman Award), the Ombudsman Services of Bradesco and of Grupo Bradesco Seguros, for the fourth consecutive time, were elected among the 10 Best in the Country, in a survey of the Associação Brasileira de Ouvidores – ABO (Brazilian Association of Ombudsmen) and the Associação Brasileira das Relações Empresa-Cliente – Abrarec (Brazilian Association of Company-Client Relations), with the support from the Consumidor Moderno magazine; and

•       Featured in the Prêmio Cobertura Performance 2015, promoted by publisher Cobertura, Grupo Bradesco Seguros was the winner in the categories: Individual Life portfolio and Private Pension Portfolio; Housing Portfolio and Random Events Portfolio; Capitalization Portfolio; and Dental Insurance Portfolio.

Certifications – The Management System is the inter-relationship of the parties, of the elements or the units that provide the operation and management of an organized structure, contributing towards achieving operational excellence and the desired results.

Thus, Organização Bradesco counts on the following certifications to its Management System: SA8000 – Social Responsibility; OHSAS 18001 – Occupational Health and Safety Management System; ISO 14001 – Environmental Management; ISO 14064 – Quantification and Reporting on Greenhouse Gas Emissions; GoodPriv@cy – Data Protection and Privacy; ISAE 3402 – Service Organization Control Reports (international standard); ISO 9001 – Quality Management; ISO 27001 – Information Security Management; and ISO 20000 – Management of IT services.

17.    Acknowledgments

All these achievements and conquests renew the enthusiasm and reaffirm Bradesco's effort to overcome expectations, always grounded on the quality of services, products and in the permanent determination to deliver services with quality and efficiency. Highlight the unshakable optimism and provision of always contributing to build a genuinely modern and prosperous Nation.

For the results obtained, we thank the support and trust of our shareholders and clients and for the efficient and dedicated work of our employees and other collaborators.

Cidade de Deus, January 27, 2016 Board of Directors and Board of Executive Officers (*) Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Assets	2015	2014
Current assets	673,205,648	588,928,823
Cash and due from banks (Note 5)	17,299,879	14,505,660
Interbank investments (Notes 3d and 6)	140,129,117	201,736,570
Securities purchased under agreements to resell	130,511,423	194,173,342
Interbank investments	9,652,529	7,591,618
Allowance for losses	(34,835)	(28,390)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	248,462,926	119,289,655
Own portfolio	209,724,106	100,473,581
Subject to unrestricted repurchase agreements	8,452,170	11,225,403
Derivative financial instruments (Notes 3f, 7d II and 31b)	18,895,657	2,934,646
Given in guarantee	6,925,291	4,656,025
Subject to unrestricted repurchase agreements	4,465,702	-
Interbank accounts	54,799,277	50,998,901
Unsettled payments and receipts	-	63,204
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	54,791,894	50,924,906
- SFH	5,357	4,981
Correspondent banks	2,026	5,810
Interdepartmental accounts	248,466	387,921
Internal transfer of funds	248,466	387,921
Loans (Notes 3g, 9 and 31b)	140,927,488	140,182,911
Loans:
- Public sector	1,876,109	1,138,408
- Private sector	157,639,865	153,568,777
Loans transferred under an assignment with recourse	120,130	41,982
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(18,708,616)	(14,566,256)
Leasing (Notes 2, 3g, 9 and 31b)	1,513,602	2,032,435
Leasing receivables:
- Private sector	2,962,460	4,020,476
Unearned income from leasing	(1,333,300)	(1,831,672)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(115,558)	(156,369)
Other receivables	65,611,114	56,606,510
Receivables on sureties and guarantees honored (Note 9a-3)	104,099	38,498
Foreign exchange portfolio (Note 10a)	14,369,499	11,774,294
Receivables	1,229,330	1,630,075
Securities trading	1,798,999	1,286,890
Specific receivables	7,251	4,179
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,480,009	4,057,019
Sundry (Note 10b)	44,761,180	38,656,322
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(1,139,253)	(840,767)
Other assets (Note 11)	4,213,779	3,188,260
Other assets	2,172,491	1,765,933
Provision for losses	(871,132)	(698,981)
Prepaid expenses (Notes 3i and 11b)	2,912,420	2,121,308
Long-term receivables	327,309,634	321,015,245
Interbank investments (Notes 3d and 6)	515,131	772,794
Interbank investments	515,131	772,794
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	105,873,134	124,431,675

112             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Assets	2015	2014
Own portfolio	82,248,381	115,405,549
Subject to unrestricted repurchase agreements	19,969,068	4,318,638
Derivative financial instruments (Notes 3f, 7d II and 31b)	137,324	1,652,713
Given in guarantee to the Brazilian Central Bank	22,065	19,764
Privatization rights	52,472	58,928
Given in guarantee	2,865,797	2,646,248
Subject to unrestricted repurchase agreements	578,027	329,835
Interbank accounts	680,860	617,154
Reserve requirement (Note 8):
- SFH	680,860	617,154
Loans (Notes 3g, 9 and 31b)	162,128,903	151,844,483
Loans:
- Public sector	863,525	756,820
- Private sector	162,533,796	153,151,903
Loans transferred under an assignment with recourse	7,390,609	4,911,791
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(8,659,027)	(6,976,031)
Leasing (Notes 2, 3g, 9 and 31b)	1,372,827	2,034,837
Leasing receivables:
- Private sector	2,896,845	4,304,809
Unearned income from leasing	(1,453,228)	(2,174,464)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(70,790)	(95,508)
Other receivables	55,464,913	39,602,602
Receivables	10,798	8,988
Securities trading	1,067,781	398,032
Sundry (Note 10b)	54,415,506	39,207,922
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(29,172)	(12,340)
Other assets (Note 11)	1,273,866	1,711,700
Prepaid expenses (Notes 3i and 11b)	1,273,866	1,711,700
Permanent assets	18,392,629	16,255,763
Investments (Notes 3j, 12 and 31b)	5,824,255	4,336,613
Equity in the earnings (losses) of unconsolidated companies:
- In Brazil	5,682,274	4,197,835
- Overseas	2,308	2,950
Other investments	390,557	409,683
Allowance for losses	(250,884)	(273,855)
Premises and equipment (Notes 3k and 13)	5,495,852	4,646,989
Premises	1,534,405	1,477,150
Other premises and equipment	10,716,605	10,137,096
Accumulated depreciation	(6,755,158)	(6,967,257)
Intangible assets (Notes 3l and 14)	7,072,522	7,272,161
Intangible Assets	16,744,768	15,151,723
Accumulated amortization	(9,672,246)	(7,879,562)
Total	1,018,907,911	926,199,831

The accompanying Notes are an integral part of these Consolidated Financial Statements.
Bradesco 113

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2015	2014
Current liabilities	672,246,388	638,125,715
Deposits (Notes 3n and 15a)	153,414,979	166,543,026
Demand deposits	23,819,720	32,987,563
Savings deposits	91,878,816	92,154,815
Interbank deposits	419,590	398,033
Time deposits (Notes 15a and 31b)	37,296,853	41,002,615
Securities sold under agreements to repurchase (Notes 3n and 15b)	197,859,259	197,198,193
Own portfolio	83,099,701	61,376,673
Third-party portfolio	109,877,186	134,982,751
Unrestricted portfolio	4,882,372	838,769
Funds from issuance of securities (Notes 15c and 31b)	53,138,708	46,647,805
Mortgage and real estate notes, letters of credit and others	48,794,240	43,302,030
Securities issued overseas	3,981,183	3,182,337
Structured Operations Certificates	363,285	163,438
Interbank accounts	1,222,426	1,068,711
Cash Receipts of Payments Pending Settlement	77,696	-
Correspondent banks	1,144,730	1,068,711
Interdepartmental accounts	5,161,659	4,888,707
Third-party funds in transit	5,161,659	4,888,707
Borrowing (Notes 16a and 31b)	22,967,173	13,123,331
Borrowing in Brazil - other institutions	9,544	8,415
Borrowing overseas	22,957,629	13,114,916
On-lending in Brazil - official institutions (Notes 16b and 31b)	12,044,476	13,134,627
National treasury	133,028	151,096
BNDES	3,801,626	4,056,723
FINAME	8,099,475	8,913,365
Other institutions	10,347	13,443
On-lending overseas (Notes 16b and 31b)	2,111,162	1,483,967
On-lending overseas	2,111,162	1,483,967
Derivative financial instruments (Notes 3f, 7d II and 31b)	19,246,841	2,174,878
Derivative financial instruments	19,246,841	2,174,878
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	152,331,354	129,922,136
Other liabilities	52,748,351	61,940,334
Payment of taxes and other contributions	600,820	434,219
Foreign exchange portfolio (Note 10a)	5,617,070	5,385,332
Social and statutory	3,770,177	3,739,052
Tax and social security (Note 19a)	4,274,769	5,451,753
Securities trading	2,716,074	2,763,624
Financial and development funds	5,417	2,213
Subordinated debts (Notes 18 and 31b)	467,861	2,862,116
Sundry (Note 19b)	35,296,163	41,302,025
Long-term liabilities	256,836,256	205,884,580
Deposits (Notes 3n and 15a)	42,369,272	45,093,390
Interbank deposits	46,858	245,285
Time deposits (Notes 15a and 31b)	42,322,414	44,848,105
Securities sold under agreements to repurchase (Notes 3n and 15b)	24,418,517	22,154,836
Own portfolio	24,418,517	22,154,836

114 Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2015	2014
Funds from issuance of securities (Notes 15c and 31b)	56,407,840	38,177,628
Mortgage and real estate notes, letters of credit and others	50,762,793	32,497,232
Securities issued overseas	5,495,989	5,583,788
Structured Operations Certificates	149,058	96,608
Borrowing (Notes 16a and 31b)	5,269,665	2,095,261
Borrowing in Brazil - other institutions	6,440	11,743
Borrowing overseas	5,263,225	2,083,518
On-lending in Brazil - official institutions (Notes 16b and 31b)	26,158,687	29,160,950
BNDES	8,607,769	8,216,720
FINAME	17,550,918	20,935,968
Other institutions	-	8,262
On-lending overseas (Notes 16b and 31b)	1,786,721	-
On-lending overseas	1,786,721	-
Derivative financial instruments (Notes 3f, 7d II and 31b)	98,888	1,143,746
Derivative financial instruments	98,888	1,143,746
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	25,503,069	23,344,947
Other liabilities	74,823,597	44,713,822
Tax and social security (Note 19a)	10,837,881	9,629,096
Subordinated debts (Notes 18 and 31b)	38,370,136	32,959,551
Eligible Debt Capital Instruments (Notes 18 and 31b)	11,444,939	-
Sundry (Note 19b)	14,170,641	2,125,175
Deferred income	523,545	288,730
Deferred income	523,545	288,730
Non-controlling interests in subsidiaries (Note 21)	395,078	392,556
Shareholders' equity (Note 22)	88,906,644	81,508,250
Capital:
- Domiciled in Brazil	45,521,283	37,622,363
- Domiciled overseas	578,717	477,637
Unpaid capital	(3,000,000)	-
Capital reserves	11,441	11,441
Profit reserves	50,340,806	44,186,135
Asset valuation adjustments	(4,114,555)	(491,311)
Treasury shares (Notes 22c and 31b)	(431,048)	(298,015)
Attributable to equity holders of the Parent Company	89,301,722	81,900,806
Total	1,018,907,911	926,199,831

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco 115

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Accumulated Income on December 31 – In thousands of Reais

	2015	2014
Revenue from financial intermediation	133,188,251	107,350,123
Loans (Note 9j)	67,045,235	58,186,134
Leasing (Note 9j)	505,182	649,400
Operations with securities (Note 7h)	39,545,820	32,292,008
Financial income from insurance, pension plans and capitalization bonds (Note 7h)	16,262,707	11,280,633
Derivative financial instruments (Note 7h)	285,892	(659,975)
Foreign exchange operations (Note 10a)	5,334,154	1,295,238
Reserve requirement (Note 8b)	4,603,995	4,310,921
Sale or transfer of financial assets	(394,734)	(4,236)

Financial intermediation expenses	106,044,116	72,148,794
Retail and professional market funding (Note 15d)	53,297,538	42,234,597
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15d)	16,038,504	10,376,435
Borrowing and on-lending (Note 16c)	16,096,583	5,195,320
Allowance for loan losses (Notes 3g, 9g and 9h)	20,611,491	14,342,442

Gross income from financial intermediation	27,144,135	35,201,329

Other operating income (expenses)	(17,518,708)	(14,691,424)
Fee and commission income (Note 23)	19,300,970	17,934,028
- Other fee and commission income	13,582,292	13,036,723
Income from banking fees	5,718,678	4,897,305
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	64,267,749	55,797,547
- Net premiums written	64,611,948	56,151,588
- Reinsurance premiums paid	(344,199)	(354,041)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(28,278,672)	(24,020,497)
Retained claims (Note 3o)	(21,724,044)	(18,143,687)
Capitalization bond prize draws and redemptions (Note 3o)	(5,007,233)	(4,894,419)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(3,307,128)	(2,936,275)
Payroll and related benefits (Note 24)	(14,328,559)	(13,924,319)
Other administrative expenses (Note 25)	(15,641,694)	(14,365,295)
Tax expenses (Note 26)	(4,791,745)	(3,922,163)
Equity in the earnings (losses) of unconsolidated and jointly subsidiaries (Note 12b)	1,485,880	1,310,248
Other operating income (Note 27)	3,246,707	4,011,333
Other operating expenses (Note 28)	(12,740,939)	(11,537,925)
Operating income	9,625,427	20,509,905
Non-operating income (loss) (Note 29)	(512,262)	(513,039)
Income before income tax and social contribution and non-controlling interests	9,113,165	19,996,866
Income tax and social contribution (Notes 33a and 33b)	8,182,733	(4,795,410)
Non-controlling interests in subsidiaries	(106,263)	(112,638)
Net profit	17,189,635	15,088,818

The accompanying Notes are an integral part of these Consolidated Financial Statements.

116             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2013	38,100,000	-	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	-	459,896	103,236	-	-	563,132
	Net profit	-	-	-	-	-	-	-	-	15,088,818	15,088,818
Allocations:	- Reserves	-	-	-	754,442	9,279,796	-	-	-	(10,034,238)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	(3,595,008)	(3,595,008)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(1,459,572)	(1,459,572)
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Capital Increase by Subscription of Shares	3,000,000	(3,000,000)	-	-	-	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(133,033)	-	(133,033)
	Asset valuation adjustments	-	-	-	-	-	(826,126)	(2,797,118)	-	-	(3,623,244)
	Net profit	-	-	-	-	-	-	-	-	17,189,635	17,189,635
Allocations:	- Reserves	-	-	-	859,482	10,295,189	-	-	-	(11,154,671)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(5,122,964)	(5,122,964)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     117

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on December 31 – In thousands of Reais

Description	2015	%	2014	%
1 – Revenue	170,067,283	583.5	138,354,086	357.5
1.1) Financial intermediation	133,188,251	457.0	107,350,123	277.4
1.2) Fees and commissions	19,300,970	66.2	17,934,028	46.3
1.3) Allowance for loan losses	20,611,491	70.7	14,342,442	37.1
1.4) Other	(3,033,429)	(10.4)	(1,272,507)	(3.3)
2 – Financial intermediation expenses	(126,655,607)	(434.6)	(86,491,236)	(223.5)
3 – Inputs acquired from third-parties	(12,640,778)	(43.3)	(11,641,334)	(30.1)
Outsourced services	(4,302,276)	(14.8)	(4,046,285)	(10.5)
Communication	(1,427,682)	(4.9)	(1,383,254)	(3.6)
Data processing	(1,219,706)	(4.2)	(1,085,832)	(2.8)
Asset maintenance	(925,931)	(3.2)	(628,297)	(1.6)
Advertising and marketing	(966,625)	(3.3)	(828,649)	(2.1)
Financial system services	(873,664)	(3.0)	(797,600)	(2.1)
Material, water, electricity and gas	(654,401)	(2.2)	(563,041)	(1.5)
Transport	(631,082)	(2.2)	(756,497)	(2.0)
Security and surveillance	(606,292)	(2.1)	(556,706)	(1.4)
Travel	(157,723)	(0.5)	(147,585)	(0.4)
Other	(875,396)	(2.9)	(847,588)	(2.1)
4 – Gross value added (1-2-3)	30,770,898	105.6	40,221,516	103.9
5 – Depreciation and amortization	(3,114,403)	(10.7)	(2,834,909)	(7.3)
6 – Net value added produced by the entity (4-5)	27,656,495	94.9	37,386,607	96.6
7 – Value added received through transfer	1,485,880	5.1	1,310,248	3.4
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	1,485,880	5.1	1,310,248	3.4
8 – Value added to distribute (6+7)	29,142,375	100.0	38,696,855	100.0
9 – Value added distributed	29,142,375	100.0	38,696,855	100.0
9.1) Personnel	12,497,334	42.9	12,148,697	31.4
Salaries	6,448,507	22.1	6,098,381	15.8
Benefits	3,028,181	10.4	2,813,528	7.3
Government Severance Indemnity Fund for Employees (FGTS)	602,169	2.1	585,469	1.5
Other	2,418,477	8.3	2,651,319	6.8
9.2) Tax, fees and contributions	(1,559,763)	(5.4)	10,493,195	27.1
Federal	(2,289,132)	(7.9)	9,845,451	25.4
State	46,444	0.2	23,736	0.1
Municipal	682,925	2.3	624,008	1.6
9.3) Remuneration for providers of capital	908,906	3.1	853,507	2.2
Rental	887,393	3.0	838,893	2.2
Asset leasing	21,513	0.1	14,614	-
9.4) Value distributed to shareholders	17,295,898	59.4	15,201,456	39.3
Interest on shareholders’ equity/dividends	6,034,964	20.7	5,054,580	13.1
Retained earnings	11,154,671	38.3	10,034,238	25.9
Non-controlling interests in retained earnings	106,263	0.4	112,638	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

118             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Cash Flow Statement Accumulated on December 31 – In thousands of Reais

	2015	2014
Cash flow from operating activities:
Net profit before income tax and social contribution	9,113,165	19,996,866
Adjustments to net profit before income tax and social contribution	34,170,779	28,443,819
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(2,911,155)	(618,226)
Allowance for loan losses	20,611,491	14,342,442
Depreciation and amortization	3,114,403	2,714,504
Write-offs through Impairment	650,588	1,300,378
Expenses with civil, labor and tax provisions	3,510,917	2,394,140
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	16,038,504	10,376,435
Equity in the (earnings/losses) of unconsolidated and jointly subsidiaries	(1,485,880)	(1,310,248)
(Gain)/loss on sale of investments	110,020	29,104
(Gain)/loss on sale of fixed assets	96,630	35,930
(Gain)/loss on sale of foreclosed assets	180,602	309,383
Foreign exchange variation of assets and liabilities overseas/Other	(5,745,341)	(1,130,023)
Adjusted net profit before taxes	43,283,944	48,440,685
(Increase)/decrease in interbank investments	1,660,584	17,610,237
(Increase)/decrease in trading securities and derivative financial instruments	(64,844,955)	17,103,929
(Increase)/decrease in interbank and interdepartmental accounts	569,027	(370,832)
(Increase)/decrease in loan and leasing	(29,509,091)	(34,077,081)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets	(424,618)	(558,817)
(Increase)/decrease in other receivables and other assets	(10,879,077)	(3,707,013)
(Increase)/decrease in reserve requirement - Central Bank	(3,866,988)	4,456,083
Increase/(decrease) in deposits	(15,852,165)	(6,536,161)
Increase/(Decrease) in securities sold under agreements to repurchase	2,924,746	34,298,388
Increase/(Decrease) in funds from issuance of securities	24,721,115	27,171,056
Increase/(Decrease) in borrowings and on-lending	11,339,748	2,907,688
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	8,528,836	6,661,537
Increase/(Decrease) in other liabilities	5,836,800	6,368,198
Increase/(Decrease) in deferred income	234,815	(384,919)
Income tax and social contribution paid	7,419,802	(6,446,222)
Net cash provided by/(used in) by operating activities	(33,697,081)	112,936,756
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(2,500,061)	(5,796,366)
Sale of/maturity of and interests on available-for-sale securities	49,983,751	39,525,692
Proceeds from sale of foreclosed assets	737,054	664,652
Sale of investments	656,263	263,818
Sale of premises and equipment	561,706	718,690
Purchases of available-for-sale securities	(78,933,080)	(52,781,270)
Foreclosed assets received	(1,573,322)	(1,390,532)
Investment acquisitions	(1,439,038)	(30,371)
Purchase of premises and equipment	(2,256,226)	(1,550,944)
Intangible asset acquisitions	(2,057,876)	(1,451,009)
Dividends and interest on shareholders’ equity received	847,369	859,342
Net cash provided by/(used in) investing activities	(35,973,460)	(20,968,298)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	14,461,269	(63,337)
Dividends and interest on shareholders’ equity paid	(4,875,422)	(5,190,642)
Non-controlling interest	(103,741)	(325,540)
Acquisition of own shares	(133,033)	(28,922)
Net cash provided by/(used in) financing activities	9,349,073	(5,608,441)
Net increase/(decrease) in cash and cash equivalents	(60,321,468)	86,360,017
Cash and cash equivalents - at the beginning of the period	204,671,747	117,693,504
Effect of Changes in Exchange Rates in Cash and Cash equivalents	2,911,155	618,226
Cash and cash equivalents - at the end of the period	147,261,434	204,671,747
Net increase/(decrease) in cash and cash equivalents	(60,321,468)	86,360,017

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     119

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Index of Notes to the Consolidated Financial Statements

120             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Organização Bradesco, working together in an integrated fashion in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities). These statements were prepared using accounting practices in compliance with Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance.

In December 31, 2014 and in each quarter until September 30, 2015, the consolidated financial statements were prepared in accordance with the specific procedures established by Article 3 of the CMN Resolution No. 2,723/00, in force until March 31, 2015, and other provisions of the Accounting Plan of Financial Institutions – ("Cosif"), having as objective (i) to demonstrate the basis of information used by the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes, among the companies of Organização Bradesco, as well as (ii) to maintain consistency based on information that was required by the regulator and already disclosed in previous periods. From December 31, 2015, for the preparation of these consolidated financial statements were applied, in addition to the provisions of the Accounting Plan of Financial Institutions – ("Cosif"), the consolidation procedures established by Technical Pronouncement CPC 36, which differ of certain criteria of consolidation used previously, although maintaining the same values of net income and shareholders’ equity and without producing other relevant effects on the financial statements as a whole, whereby, for the purpose of comparability, the balances of 2014, previously presented in Note 4 according to the CPC 23, are being presented again in the column "Balance Sheet and Statement of Managerial Income". The investment funds are consolidated where companies of the Organização Bradesco are the main beneficiaries or detain the main obligations. Intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net profit and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and, also, from investments, is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

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Notes to the Consolidated Financial Statements

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 27, 2016.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On December 31
	Activity	Equity interest
		2015	2014
Financial Sector – Brazil
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.80%	99.80%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Odontoprev S.A.	Dental care	50.01%	50.01%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (2)
Bradesco FI RF Master Previdência	Investment Fund	99.57%	99.96%
Bradesco FI RF Master II Previdência	Investment Fund	99.91%	99.76%
Bradesco FI RF Master III Previdência	Investment Fund	95.81%	99.94%
Bradesco FI Referenciado DI União	Investment Fund	99.80%	99.80%
Bradesco FI Referenciado DI Master	Investment Fund	99.53%	100.00%
Bradesco FI Referenciado DI Performance	Investment Fund	99.99%	100.00%
Bradesco FI RF Cred. Priv. Master	Investment Fund	97.65%	-
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	99.99%	100.00%
Bradesco F.I. C.F.I.R.F. VGBL F10	Investment Fund	99.99%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	99.99%	100.00%

(1)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; and

(2)  The investment funds in which Bradesco assumes or retains substantially the risks and benefits were consolidated.

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3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal though the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

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Notes to the Consolidated Financial Statements

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

The revenue of the capitalization plans are recognized in the accounts in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recorded when the respective revenues are recognized.

The revenues with prescribed capitalization plans are recognized after the period of prescription, according to the Brazilian legislation, that is up to 20 years for securities and draws not redeemed until November 2003 and of five years after this date. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized in the income statement as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

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Notes to the Consolidated Financial Statements

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

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Notes to the Consolidated Financial Statements

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, equated and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the tax credit of social contribution, considering the annual expectations of achievement and their respective rates in force in each period, according to the technical study conducted.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net profit for the period, enacted by Law No. 11,638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12,973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 11b.

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Notes to the Consolidated Financial Statements

j)    Investments

Investments in unconsolidated and jointly subsidiaries, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries entities are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated and jointly subsidiaries, as well as other investments, can be found in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise of:

•      Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•      Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7c(8), 13 and 14.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

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A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-       The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-       The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-       The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-       The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.2% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-       For the health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", taking as a basis the present value of estimated future expenditure with the costs of health care of dependents of holders already deceased, as provided for in the ANS Normative Resolution No. 75/04, and considering a discount rate of 5.2% per annum;

-       For the health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-       For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-       For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 half-year periods to determine a future projection per occurrence period;

-       The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation;

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-       For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

-       The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-       For damage insurance, the reserve for related expenses (PDR) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-       The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-       The reserve for technical surplus (PET) corresponds to the difference between the expected and the observed amounts for events in the period for personal insurance that have a technical surplus participation clause;

-      The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-       Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.2%.

•       Pension plans and life insurance with survival coverage:

-       The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net premiums, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-       The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-       The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

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-       The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-       The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-       The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-       The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-       The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-       The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-       The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-       Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-       Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-       Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

130             Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

•      Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•      Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•      Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•      Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

Bradesco     131

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

4)     STATEMENT OF FINANCIAL POSITION AND MANAGERIAL RESULT STATEMENT BY OPERATING SEGMENT

a)      Conciliation of the Balance Sheet and Statement of Income – Accounting vs. Managerial (1)

The Management uses a variety of information, including those from financial statements, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Conciliation of the Balance Sheet and the Statement of Income – Accounting vs. Managerial:

	R$ thousand
	2015				2014				2013
	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)
Assets
Current and long-term assets	1,000,515,282	7,839,794	51,412,744	1,059,767,820	909,944,068	7,378,766	99,646,514	1,016,969,348	816,199,066	10,041,149	66,255,498	892,495,713
Funds available	17,299,879	157,618	-	17,457,497	14,505,660	139,951	-	14,645,611	12,064,891	131,418	-	12,196,309
Interbank investments	140,644,248	286,510	(473,904)	140,456,854	202,509,364	5,771	(103,079)	202,412,056	135,582,127	-	(125,789)	135,456,338
Securities and derivative financial instruments	354,336,059	1,222,260	52,025,646	407,583,965	243,721,331	2,022,307	100,614,328	346,357,966	241,096,714	946,134	71,284,652	313,327,500
Interbank and interdepartmental accounts	55,728,603	-	-	55,728,603	52,003,975	-	-	52,003,975	56,995,476	-	-	56,995,476
Loan and leasing	333,496,811	357,582	-	333,854,393	317,888,831	344,436	-	318,233,267	296,638,257	(8,907)	-	296,629,350
Allowance for Loan Losses (ALL)	(28,722,416)	(82,239)	-	(28,804,655)	(22,647,271)	(76,960)	-	(22,724,231)	(21,228,659)	(120,747)	-	(21,349,406)
Other receivables and assets	127,732,098	5,898,063	(138,998)	133,491,163	101,962,178	4,943,261	(864,735)	106,040,704	95,050,260	9,093,251	(4,903,365)	99,240,146
Fixed Assets	18,392,629	1,594,253	-	19,986,882	16,255,763	(1,185,160)	-	15,070,603	16,436,998	(793,426)	-	15,643,572
Investments	5,824,255	(4,236,971)	-	1,587,284	4,336,613	(2,624,148)	-	1,712,465	4,094,793	(2,264,405)	-	1,830,388
Premises and equipment	5,495,852	275,726	-	5,771,578	4,646,989	240,155	-	4,887,144	4,488,155	179,090	-	4,667,245
Intangible assets	7,072,522	5,555,498	-	12,628,020	7,272,161	1,198,833	-	8,470,994	7,854,050	1,291,889	-	9,145,939
Total	1,018,907,911	9,434,047	51,412,744	1,079,754,702	926,199,831	6,193,606	99,646,514	1,032,039,951	832,636,064	9,247,723	66,255,498	908,139,285

132             Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

	R$ thousand
	2015				2014				2013
	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)	Accounting Balance Sheet	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Balance Sheet (4)
Liabilities
Current and long-term liabilities	929,082,644	8,338,439	51,412,744	988,833,827	844,010,295	6,189,711	99,646,514	949,846,520	760,417,177	9,244,640	66,255,498	835,917,315
Deposits	195,784,251	(24,386)	-	195,759,865	211,636,416	(23,857)	-	211,612,559	218,172,959	(109,914)	-	218,063,045
Securities sold under agreements to repurchase	222,277,776	-	57,447,746	279,725,522	219,353,029	-	100,841,066	320,194,095	185,054,641	-	71,224,155	256,278,796
Funds from Issuance of Securities	109,546,548	-	-	109,546,548	84,825,433	-	-	84,825,433	57,653,993	-	-	57,653,993
Interbank and interdepartmental accounts	6,384,085	-	-	6,384,085	5,957,418	-	-	5,957,418	6,863,668	-	-	6,863,668
Borrowing and on-lending	70,337,884	-	-	70,337,884	58,998,136	-	-	58,998,136	56,090,447	-	4,405	56,094,852
Derivative financial instruments	19,345,729	-	(5,560,675)	13,785,054	3,318,624	-	(36,761)	3,281,863	1,827,096	-	(18,596)	1,808,500
Provisions for insurance, pension plans and capitalization bonds	177,834,423	-	-	177,834,423	153,267,084	-	-	153,267,084	136,229,111	-	-	136,229,111
Other liabilities	127,571,948	8,362,825	(474,327)	135,460,446	106,654,155	6,213,568	(1,157,791)	111,709,932	98,525,262	9,354,554	(4,954,466)	102,925,350
Deferred income	523,545	4,969	-	528,514	288,730	3,939	-	292,669	673,650	3,083	-	676,733
Non-controlling interests in subsidiaries	395,078	1,090,639	-	1,485,717	392,556	(44)	-	392,512	605,435	-	-	605,435
Shareholders’ equity	88,906,644	-	-	88,906,644	81,508,250	-	-	81,508,250	70,939,802	-	-	70,939,802
Total	1,018,907,911	9,434,047	51,412,744	1,079,754,702	926,199,831	6,193,606	99,646,514	1,032,039,951	832,636,064	9,247,723	66,255,498	908,139,285

	R$ thousand
	Year ended on December 31, 2015				Year ended on December 31, 2014
	Accounting DRE	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial DRE	Accounting DRE	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial DRE (4)

Revenue from financial intermediation	133,188,251	438,161	6,145,500	139,771,912	107,350,123	234,274	5,631,012	113,215,409
Financial intermediation expenses	(85,432,625)	-	(7,703,192)	(93,135,817)	(57,806,352)	-	(6,952,341)	(64,758,693)
Net Interest Income	47,755,626	438,161	(1,557,692)	46,636,095	49,543,771	234,274	(1,321,329)	48,456,716
ALL	(20,611,491)	(111,000)	-	(20,722,491)	(14,342,442)	(108,752)	-	(14,451,194)
Gross Income from Mediation	27,144,135	327,161	(1,557,692)	25,913,604	35,201,329	125,522	(1,321,329)	34,005,522
Income from Insurance, Pension Plans and Capitalization Bonds	5,950,672	-	-	5,950,672	5,802,670	-	-	5,802,670
Fee and Commission Income	19,300,970	4,016,268	1,425,915	24,743,153	17,934,028	2,609,122	1,246,934	21,790,084
Personnel Expenses	(14,328,559)	(638,216)	-	(14,966,775)	(13,924,319)	(530,940)	-	(14,455,259)
Other administrative expenses	(15,641,694)	(1,328,080)	465,582	(16,504,192)	(14,365,295)	(1,052,647)	402,921	(15,015,021)
Tax expenses	(4,791,745)	(436,094)	-	(5,227,839)	(3,922,163)	(309,696)	-	(4,231,859)
Equity in the Earnings (Losses) of Affiliates and jointly subsidiaries	1,485,880	(1,343,215)	-	142,665	1,310,248	(1,122,582)	-	187,666
Other Operating Income / Expenses	(9,494,232)	(20,466)	(333,805)	(9,848,503)	(7,526,593)	824,854	(328,526)	(7,030,265)
Operating Income	9,625,427	577,358	-	10,202,785	20,509,905	543,633	-	21,053,538
Non-Operating Income	(512,262)	(86,864)	-	(599,126)	(513,040)	(2,724)	-	(515,764)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	8,076,470	(490,494)	-	7,585,976	(4,908,047)	(540,909)	-	(5,448,956)
Net Profit	17,189,635	-	-	17,189,635	15,088,818	-	-	15,088,818

(1)   With respect to the Cash-flow Statement, the figures related to the financial year of 2014 do not differ from those previously submitted;

(2)   Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, Leader Card, etc.);

(3)   Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds; and

(4)   For the purpose of comparability, the balances concerning the financial years of 2014 and 2013 are being presented again in the column "Management Balance Sheet" and also the balances related to the financial year of 2014, as required by CPC 23.

Bradesco 133

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Notes to the Consolidated Financial Statements

b)      Balance sheet and statement of income by segment – Managerial

In line with CPC 22 (IFRS 8), the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Consolidated
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	803,669,038	158,235,680	205,498,206	2,665	2,535,964	(110,173,733)	1,059,767,820
Funds available	34,408,130	5,864,720	148,070	1,088	110,169	(23,074,680)	17,457,497
Interbank investments	138,196,436	2,260,418	-	-	-	-	140,456,854
Securities and derivative financial instruments	198,881,615	18,303,633	191,771,178	1,103	1,050,813	(2,424,377)	407,583,965
Interbank and interdepartmental accounts	55,728,603	-	-	-	-	-	55,728,603
Loan and leasing	282,796,899	131,033,954	-	-	-	(79,976,460)	333,854,393
Allowance for Loan Losses (ALL)	(26,591,025)	(2,213,630)	-	-	-	-	(28,804,655)
Other receivables and assets	120,248,380	2,986,585	13,578,958	474	1,374,982	(4,698,216)	133,491,163
Permanent assets	101,287,046	57,012	4,248,720	10	1,164,840	(86,770,746)	19,986,882
Investments	86,850,267	(196)	1,270,690	-	237,269	(86,770,746)	1,587,284
Premises and equipment	4,280,750	27,854	1,434,902	10	28,062	-	5,771,578
Intangible assets	10,156,029	29,354	1,543,128	-	899,509	-	12,628,020
Total in 2015	904,956,084	158,292,692	209,746,926	2,675	3,700,804	(196,944,479)	1,079,754,702
Total in 2014	858,378,742	108,834,188	181,861,644	3,152	2,843,052	(119,880,827)	1,032,039,951

Liabilities
Current and long-term liabilities	804,817,802	104,127,274	188,785,965	1,340	1,143,138	(110,041,692)	988,833,827
Deposits	168,092,366	50,787,564	-	-	-	(23,120,065)	195,759,865
Securities sold under agreements to repurchase	276,060,606	4,141,520	-	-	-	(476,604)	279,725,522
Funds from issuance of securities	102,480,110	9,477,172	-	-	-	(2,410,734)	109,546,548
Interbank and interdepartmental accounts	6,384,085	-	-	-	-	-	6,384,085
Borrowing and on-lending	126,499,677	23,814,667	-	-	-	(79,976,460)	70,337,884
Derivative financial instruments	12,601,955	1,183,099	-	-	-	-	13,785,054
Technical provisions from insurance, pension plans and capitalization bonds	-	-	177,833,477	946	-	-	177,834,423
Other liabilities	112,699,003	14,723,252	10,952,488	394	1,143,138	(4,057,829)	135,460,446
Deferred income	638,409	-	22,146	-	-	(132,041)	528,514
Non-controlling interests in subsidiaries	10,593,229	54,165,418	20,938,815	1,335	2,557,666	(86,770,746)	1,485,717
Shareholders’ equity	88,906,644	-	-	-	-	-	88,906,644
Total in 2015	904,956,084	158,292,692	209,746,926	2,675	3,700,804	(196,944,479)	1,079,754,702
Total in 2014	858,378,742	108,834,188	181,861,644	3,152	2,843,052	(119,880,827)	1,032,039,951

134 Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

	December 31 YTD - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial DRE
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	116,240,006	3,486,683	21,136,111	-	191,408	(1,282,296)	139,771,912
Financial intermediation expenses	(76,653,484)	(1,726,125)	(16,038,504)	-	-	1,282,296	(93,135,817)
Net Interest Income	39,586,522	1,760,558	5,097,607	-	191,408	-	46,636,095
ALL	(20,932,708)	210,217	-	-	-	-	(20,722,491)
Gross Income from Mediation	18,653,814	1,970,775	5,097,607	-	191,408	-	25,913,604
Income from Insurance, Pension Plans and Capitalization Bonds	-	-	5,951,642	(970)	-	-	5,950,672
Fee and Commission Income	22,784,503	234,391	1,528,800	-	334,664	(139,205)	24,743,153
Personnel Expenses	(13,355,972)	(156,199)	(1,216,593)	(529)	(237,482)	-	(14,966,775)
Other administrative expenses	(15,160,298)	(251,223)	(1,442,304)	(261)	(191,139)	541,033	(16,504,192)
Tax expenses	(4,208,812)	(19,876)	(934,532)	(138)	(64,481)	-	(5,227,839)
Equity in the Earnings (Losses) of Affiliates and jointly subsidiaries	8,451	-	132,883	-	1,331	-	142,665
Other Operating Income / Expenses	(8,996,492)	(226,653)	(390,141)	1,262	158,145	(394,624)	(9,848,503)
Operating Income	(274,806)	1,551,215	8,727,362	(636)	192,446	7,204	10,202,785
Non-Operating Income	(455,922)	106,548	(244,912)	-	2,364	(7,204)	(599,126)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	11,169,937	(343,299)	(3,192,792)	(16)	(47,854)	-	7,585,976
Net Profit in 2015	10,439,209	1,314,464	5,289,658	(652)	146,956	-	17,189,635
Net Profit in 2014	10,486,886	10,994	4,405,598	180	185,160	-	15,088,818

(1)  The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)     CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2015	2014
Cash and due from banks in domestic currency	9,215,083	10,800,176
Cash and due from banks in foreign currency	8,084,654	3,705,377
Investments in gold	142	107
Total cash and due from banks	17,299,879	14,505,660
Interbank investments (1)	129,961,555	190,166,087
Total cash and cash equivalents	147,261,434	204,671,747

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco 135

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Notes to the Consolidated Financial Statements

6)     INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities purchased under agreements to resell:
Own portfolio position	19,129,297	-	-	-	19,129,297	56,578,275
● Financial treasury bills	199,996	-	-	-	199,996	8,750,847
● National treasury notes	10,287,949	-	-	-	10,287,949	35,890,276
● National treasury bills	8,274,844	-	-	-	8,274,844	11,876,655
● Debentures	362,215	-	-	-	362,215	-
● Other	4,293	-	-	-	4,293	60,497
Funded position	110,746,279	265,088	-	-	111,011,367	136,735,002
● Financial treasury bills	-	-	-	-	-	13,500,020
● National treasury notes	67,357,677	265,088	-	-	67,622,765	75,036,643
● National treasury bills	43,388,602	-	-	-	43,388,602	48,198,339
Short position	129,061	241,698	-	-	370,759	860,065
● National treasury bills	129,061	241,698	-	-	370,759	860,065
Subtotal	130,004,637	506,786	-	-	130,511,423	194,173,342
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,694,275	3,692,207	1,266,047	515,131	10,167,660	8,364,412
● Provision for losses	(9,195)	(2,475)	(23,165)	-	(34,835)	(28,390)
Subtotal	4,685,080	3,689,732	1,242,882	515,131	10,132,825	8,336,022
Total in 2015	134,689,717	4,196,518	1,242,882	515,131	140,644,248
%	95.8	3.0	0.9	0.3	100.0
Total in 2014	196,090,175	4,436,983	1,209,412	772,794		202,509,364
%	96.8	2.2	0.6	0.4		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	December 31 YTD - R$ thousand
	2015	2014
Income from investments in purchase and sale commitments:
• Own portfolio position	302,249	295,045
• Funded position	19,708,089	14,927,863
• Short position	382,362	416,333
Subtotal	20,392,700	15,640,241
Income from interest-earning deposits in other banks	529,716	609,982
Total (Note 7h)	20,922,416	16,250,223

136 Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	Financial	Insurance/ Capitalization bonds	Pension plans	Other Activities	2015	%	2014	%
Trading securities	45,924,455	12,074,786	105,248,360	555,408	163,803,009	46.3	84,533,054	34.7
- Government securities	14,999,710	6,599,911	74,384,811	40,763	96,025,195	27.1	36,759,332	15.1
- Corporate securities	11,948,044	5,474,875	30,807,269	514,645	48,744,833	13.8	43,186,363	17.7
- Derivative financial instruments (1) (6)	18,976,701	-	56,280	-	19,032,981	5.4	4,587,359	1.9
Available-for-sale securities (2)	128,547,093	12,132,334	9,844,992	5,072	150,529,491	42.5	134,117,245	55.0
- Government securities	75,794,170	11,099,466	8,616,164	-	95,509,800	27.0	73,637,335	30.2
- Corporate securities	52,752,923	1,032,868	1,228,828	5,072	55,019,691	15.5	60,479,910	24.8
Held-to-maturity securities (2)	12,598,538	4,704,538	22,700,484	-	40,003,560	11.2	25,071,031	10.3
- Government securities	41,092	4,704,538	22,700,484	-	27,446,114	7.7	25,071,031	10.3
- Corporate securities	12,557,446	-	-	-	12,557,446	3.5	-	-
Grand total	187,070,086	28,911,658	137,793,836	560,480	354,336,060	100.0	243,721,330	100.0

- Government securities	90,834,972	22,403,915	105,701,459	40,763	218,981,109	61.8	135,467,698	55.6
- Corporate securities	96,235,114	6,507,743	32,092,377	519,717	135,354,951	38.2	108,253,632	44.4
Grand total	187,070,086	28,911,658	137,793,836	560,480	354,336,060	100.0	243,721,330	100.0

Bradesco 137

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4) (5)	Original amortized cost	Mark-to-market	Fair/book value (3) (4) (5)	Mark-to-market
- Financial	20,598,244	6,989,669	4,849,501	13,487,041	45,924,455	53,349,508	(7,425,053)	37,842,407	969,921
National treasury bills	43,056	762,389	239,810	226,823	1,272,078	1,277,430	(5,352)	2,850,066	(6,119)
Financial treasury bills	-	2,293,140	3,133,351	3,043,257	8,469,748	8,469,729	19	4,704,104	(355)
Bank deposit certificates	20,678	527,148	-	-	547,826	547,826	-	638,480	-
Derivative financial instruments (1) (6)	18,070,953	510,688	257,735	136,894	18,976,270	26,022,339	(7,046,069)	4,582,426	955,792
Debentures (7)	-	311,371	57,860	2,467,260	2,836,491	2,967,607	(131,116)	4,137,324	(62,627)
National treasury notes	-	105,776	179,147	3,072,229	3,357,152	3,504,803	(147,651)	10,913,718	111,625
Other	2,463,557	2,479,157	981,598	4,540,578	10,464,890	10,559,774	(94,884)	10,016,289	(28,395)
- Insurance companies and capitalization bonds	4,546,839	1,197,549	6,220,369	110,029	12,074,786	12,074,770	16	3,488,770	2,290
Financial treasury bills	-	395,868	6,203,991	-	6,599,859	6,599,859	-	537,932	-
Bank deposit certificates	3,510	-	-	20,566	24,076	24,076	-	40,803	-
Debentures	-	82,559	16,378	-	98,937	98,937	-	99,911	-
Other	4,543,329	719,122	-	89,463	5,351,914	5,351,898	16	2,810,124	2,290
- Pension plans	18,296,159	34,796,357	52,074,080	81,764	105,248,360	105,248,885	(525)	42,702,264	-
Financial treasury bills	-	6,842,634	33,909,439	-	40,752,073	40,752,073	-	6,251,562	-
National treasury notes	-	1,339,066	17,603,632	-	18,942,698	18,942,698	-	4,520,080	-
National treasury bills	571,030	14,119,011	-	-	14,690,041	14,690,566	(525)	6,448,025	-
Other	17,725,129	12,495,646	561,009	81,764	30,863,548	30,863,548	-	25,482,597	-
- Other activities	514,645	-	-	40,763	555,408	555,408	-	499,613	-
Financial treasury bills	-	-	-	40,763	40,763	40,763	-	42,440	-
Other	514,645	-	-	-	514,645	514,645	-	457,173	-
Grand total	43,955,887	42,983,575	63,143,950	13,719,597	163,803,009	171,228,571	(7,425,562)	84,533,054	972,211
Derivative financial instruments (liabilities) (6)	(18,666,928)	(381,846)	(198,067)	(98,888)	(19,345,729)	(13,501,695)	(5,844,034)	(3,318,624)	(441,653)

138 Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (8)	On December 31 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4) (5)	Original amortized cost	Mark-to-market	Fair/book value (3) (4) (5)	Mark-to-market
- Financial (2)	27,375,612	17,750,814	10,528,924	72,891,743	128,547,093	133,698,209	(5,151,116)	113,337,339	(1,604,829)
National treasury bills	18,945,062	9,898,546	3,691,052	5,092,656	37,627,316	37,748,698	(121,382)	19,694,577	(758,703)
Brazilian foreign debt notes	148	-	-	4,643	4,791	4,661	130	261,900	(10,801)
Foreign corporate securities	232,611	64,818	228,649	11,106,835	11,632,913	15,105,366	(3,472,453)	11,044,527	(606,555)
National treasury notes	-	5,873,719	3,223,048	26,652,722	35,749,489	37,115,216	(1,365,727)	37,774,426	(72,105)
Financial treasury bills	-	-	-	600,390	600,390	600,307	83	491,754	(181)
Debentures (7)	-	1,104,168	970,774	28,012,837	30,087,779	30,094,357	(6,578)	28,492,221	(108,928)
Shares	6,875,158	-	-	-	6,875,158	6,876,470	(1,312)	1,701,725	50,792
Other	1,322,633	809,563	2,415,401	1,421,660	5,969,257	6,153,134	(183,877)	13,876,209	(98,348)
- Insurance companies and capitalization bonds (2)	1,834,690	1,529,665	2,074,682	6,693,297	12,132,334	13,196,101	(1,063,767)	11,234,413	(414,422)
National treasury notes	-	949,602	442,553	5,578,438	6,970,593	8,102,274	(1,131,681)	7,571,822	(646,362)
Shares	980,756	-	-	-	980,756	839,426	141,330	1,365,755	212,839
National treasury bills	849,551	580,063	1,632,129	1,051,884	4,113,627	4,164,852	(51,225)	-	-
Other	4,383	-	-	62,975	67,358	89,549	(22,191)	2,296,836	19,101
- Pension plans (2)	1,133,169	107,054	4,251,767	4,353,002	9,844,992	10,320,199	(475,207)	9,482,322	533,627
Shares	1,123,289	-	-	-	1,123,289	1,191,992	(68,703)	1,296,157	(26,415)
National treasury notes	-	107,054	4,251,767	3,911,981	8,270,802	8,650,745	(379,943)	7,704,080	230,803
Debentures	-	-	-	95,659	95,659	91,521	4,138	97,128	10,314
Other	9,880	-	-	345,362	355,242	385,941	(30,699)	384,957	318,925
- Other activities	5,072	-	-	-	5,072	9	5,063	63,171	4,637
Other	5,072	-	-	-	5,072	9	5,063	63,171	4,637
Subtotal	30,348,543	19,387,533	16,855,373	83,938,042	150,529,491	157,214,518	(6,685,027)	134,117,245	(1,480,987)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	(69,291)	-	311,683
Securities reclassified to “Held-to-maturity securities” (2)	-	-	-	-	-	-	(106,215)	-	351,824
Grand total	30,348,543	19,387,533	16,855,373	83,938,042	150,529,491	157,214,518	(6,860,533)	134,117,245	(817,480)

Bradesco 139

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities	On December 31 - R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (3) (4)	Original amortized cost (3) (4)
- Financial	1,614	311	1,080	12,595,533	12,598,538	38,874
Brazilian foreign debt notes	1,614	-	-	39,478	41,092	38,874
Certificates of real estate receivables (2)	-	311	1,080	12,556,055	12,557,446	-
- Insurance companies and capitalization bonds	-	-	-	4,704,538	4,704,538	4,249,491
National treasury notes	-	-	-	4,704,538	4,704,538	4,249,491
- Pension plans	-	-	-	22,700,484	22,700,484	20,782,666
National treasury notes	-	-	-	22,700,484	22,700,484	20,782,666
Grand total	1,614	311	1,080	40,000,555	40,003,560	25,071,031

140 Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

c)      Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (3) (4) (5)	Total in 2014 (3) (4) (5)
Own portfolio	50,254,660	57,044,550	75,155,947	109,517,330	291,972,487	215,879,130
Fixed income securities	40,636,613	57,044,550	75,155,947	109,517,330	282,354,440	208,532,720
● Financial treasury bills	-	9,531,642	43,242,220	1,641,147	54,415,009	9,525,162
● National treasury notes	-	8,138,576	22,408,838	49,015,033	79,562,447	84,697,178
● Brazilian foreign debt securities	55,677	-	-	1,416,623	1,472,300	719,335
● Bank deposit certificates	1,893,125	2,087,185	-	20,566	4,000,876	4,766,860
● National treasury bills	14,569,322	20,780,520	4,272,140	1,759,785	41,381,767	23,792,466
● Foreign corporate securities	803,551	133,041	311,138	7,004,704	8,252,434	3,894,786
● Debentures (7)	161,218	3,350,446	1,602,196	30,618,268	35,732,128	35,667,115
● Other	23,153,720	13,023,140	3,319,415	18,041,204	57,537,479	45,469,818
Equity securities	9,618,047	-	-	-	9,618,047	7,346,410
● Shares of listed companies (technical provision)	1,162,338	-	-	-	1,162,338	1,604,294
● Shares of listed companies (other)	8,455,709	-	-	-	8,455,709	5,742,116

Restricted securities	5,924,151	420,280	4,516,919	27,425,513	38,286,863	22,925,006
Repurchase agreements	5,914,680	3,292	2,414,038	20,089,228	28,421,238	15,544,041
● National treasury bills	5,839,377	3,292	1,125,668	2,037,405	9,005,742	2,508,940
● Financial treasury bills	-	-	3,969	235,076	239,045	251,075
● National treasury notes	-	-	1,284,401	13,585,153	14,869,554	5,263,078
● Foreign corporate securities	75,303	-	-	4,231,594	4,306,897	7,520,948
Brazilian Central Bank	-	-	-	22,065	22,065	19,764
● National treasury bills	-	-	-	22,065	22,065	19,764
Privatization rights	-	-	-	52,472	52,472	58,928
Guarantees provided	9,471	416,988	2,102,881	7,261,748	9,791,088	7,302,273
● National treasury bills	-	180,296	95,382	2,421,472	2,697,150	2,345,860
● Financial treasury bills	-	-	592	1,876,863	1,877,455	2,316,654
● National treasury notes	-	236,692	2,006,907	2,963,413	5,207,012	2,632,097
● Other	9,471	-	-	-	9,471	7,662
Derivative financial instruments (1) (6)	18,127,233	510,688	257,736	137,324	19,032,981	4,587,359
Securities subject to unrestricted repurchase agreements	-	4,395,901	69,801	578,027	5,043,729	329,835
● National treasury bills	-	4,395,901	69,801	422,568	4,888,270	329,835
● National treasury notes	-	-	-	155,459	155,459	-
Grand total	74,306,044	62,371,419	80,000,403	137,658,194	354,336,060	243,721,330
%	21.0	17.6	22.6	38.8	100.0	100.0

Bradesco 141

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Notes to the Consolidated Financial Statements

(1)    Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)    In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(3)    The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4)    This column reflects book value after mark-to-market accounting in accordance with item (5), except for securities classified as securities held to maturity, which fair value is less than the original amortized cost by R$1,389,530 thousand (higher than amortized cost value to the amount of R$2,070,497 thousand in 2014);

(5)    The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(6)    Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II);

(7)    In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(8)    In the period ended December 31, 2015, there were losses through impairment in the amount of R$424,522 thousand, related to the heading 'Variable Income Securities", classified in the category "Securities Available for Sale" (R$1,214,770 thousand on December 31, 2014).

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

142 Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in off-balance-sheet accounts

	On December 31 - R$ thousand
	2015		2014
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	154,697,805	-	78,666,806	-
- Interbank market	120,562,790	70,073,264	59,298,642	-
- Foreign currency (1)	34,101,616	-	16,145,870	-
- Other	33,399	-	3,222,294	2,984,059
Sale commitments:	91,914,641	-	137,039,683	-
- Interbank market (2)	50,489,526	-	110,759,701	51,461,059
- Foreign currency (3)	41,360,434	7,258,818	26,041,747	9,895,877
- Other	64,681	31,282	238,235	-

Option contracts
Purchase commitments:	4,427,686	-	26,038,319	-
- Interbank market	3,840,166	201,976	23,409,200	-
- Foreign currency	559,071	-	2,190,621	479,247
- Other	28,449	-	438,498	314,801
Sale commitments:	9,901,395	-	32,429,075	-
- Interbank market	3,638,190	-	30,594,004	7,184,804
- Foreign currency	6,233,860	5,674,789	1,711,374	-
- Other	29,345	896	123,697	-

Forward contracts
Purchase commitments:	15,132,203	-	8,484,246	-
- Foreign currency	15,014,083	-	8,372,687	-
- Other	118,120	-	111,559	-
Sale commitments:	16,206,711	-	9,697,207	-
- Foreign currency	16,056,742	1,042,659	9,280,704	908,017
- Other	149,969	31,849	416,503	304,944

Swap contracts
Assets (long position):	125,698,733	-	29,447,838	-
- Interbank market	45,695,726	-	3,490,671	-
- Fixed rate	43,858,054	40,363,110	4,161,434	2,018,732
- Foreign currency	33,543,125	22,011,883	17,935,347	9,055,701
- IGPM	1,336,950	1,141,950	864,500	104,750
- Other	1,264,878	-	2,995,886	1,388,053
Liabilities (short position):	72,328,360	-	21,900,552	-
- Interbank market	53,980,094	8,284,368	8,510,621	5,019,950
- Fixed rate	3,494,944	-	2,142,702	-
- Foreign currency (3)	11,531,242	-	8,879,646	-
- IGPM	195,000	-	759,750	-
- Other	3,127,080	1,862,202	1,607,833	-

Derivatives include operations maturing in D+1.

(1)  Includes, on December 31, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$20,250,293 thousand (Note 34e);

(2)  Includes cash flow hedges to protect CDI-related funding, totaling R$20,038,119 thousand (R$21,107,308 thousand in 2014) (Note 7f); and

(3)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$56,280,814 thousand (R$37,598,682 thousand in 2014).

Bradesco 143

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Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On December 31 - R$ thousand
	2015			2014
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps(1)	23,592,073	(7,028,285)	16,563,788	1,952,660	922,950	2,875,610
Adjustment receivable - future	75,217	-	75,217	25,511	-	25,511
Receivable forward purchases	1,863,780	-	1,863,780	1,038,259	-	1,038,259
Receivable forward sales	322,215	-	322,215	320,431	-	320,431
Premiums on exercisable options	225,765	(17,784)	207,981	294,706	32,842	327,548
Total assets (A)	26,079,050	(7,046,069)	19,032,981	3,631,567	955,792	4,587,359
Adjustment payables - swaps	(10,112,722)	(5,863,369)	(15,976,091)	(1,697,878)	(440,124)	(2,138,002)
Adjustment payables - future	(20,614)	-	(20,614)	(36,761)	-	(36,761)
Payable forward purchases	(47,195)	-	(47,195)	(461,901)	-	(461,901)
Payable forward sales/other	(3,180,895)	-	(3,180,895)	(548,864)	-	(548,864)
Premiums on written options	(140,269)	19,335	(120,934)	(131,567)	(1,529)	(133,096)
Total liabilities (B)	(13,501,695)	(5,844,034)	(19,345,729)	(2,876,971)	(441,653)	(3,318,624)

Net Effect (A-B)	12,577,355	(12,890,103)	(312,748)	754,596	514,139	1,268,735

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Notional)

	On December 31 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015	2014
Futures contracts (1) (2)	146,417,961	25,850,501	24,427,665	49,916,319	246,612,446	215,706,489
Option contracts	914,921	9,190,528	502,688	3,720,944	14,329,081	58,467,394
Forward contracts	23,141,011	3,940,036	3,505,457	752,410	31,338,914	18,181,453
Swap contracts (1)	87,277,941	16,771,715	10,811,419	83,166,018	198,027,093	51,348,390
Total in 2015	257,751,834	55,752,780	39,247,229	137,555,691	490,307,534
Total in 2014	186,349,793	44,752,159	49,124,630	63,477,144		343,703,726

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities; and

(2)  Includes, on December 31, 2015, contract related to the hedge of the firm commitment, concerning the purchase and sale of shares agreement (Note 34e).

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On December 31 - R$ thousand
	2015	2014
Government securities
National treasury notes	3,166,558	2,736,940
Financial treasury bills	-	5,426
National treasury bills	94,479	50,002
Total	3,261,037	2,792,368

V)  Revenues and expenses, net

	December 31 YTD- R$ thousand
	2015	2014
Swap contracts (1)	(178,784)	(166,989)
Forward contracts	9,086	(837,946)
Option contracts	132,730	152,931
Futures contracts (1) (2)	(4,147,980)	(781,354)
Foreign exchange variation of assets and liabilities overseas	4,470,840	973,383
Total (Note 7h)	285,892	(659,975)

(1)  Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)  Includes, on December 31, 2015, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Nota 34e).

VI) Total value of derivative financial instruments, by trading location and counterparties

	On December 31 - R$ thousand
	2015	2014
CETIP (over-the-counter)	251,873,527	50,424,057
BM&FBOVESPA (stock exchange)	194,819,447	257,690,877
Overseas (over-the-counter) (1)	17,837,798	22,088,743
Overseas (stock exchange) (1)	25,776,762	13,500,049
Total	490,307,534	343,703,726

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On December 31, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “derivative with companies” is R$136,668 thousand (2014 – (i) the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$1,326,900 thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$13,281 thousand, amounting to a total net credit risk value of negative R$1,313,619 thousand), with an effect on the calculation of required shareholders’ equity of negative R$15,033 thousand (R$71,519 thousand in 2014). The contracts related to credit derivatives transactions described above are due in 2020. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$42 thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

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Bradesco has traded DI Future contracts on BM&FBOVESPA since 2009, using them as cash flow hedges totaling R$20,038,119 thousand (R$21,107,308 thousand in 2014), having as object of hedge captures linked to DI, totaling R$20,334,375 thousand (R$19,969,423 thousand in 2014). The adjustment to market value of these operations recorded in the net worth is R$4,552 thousand (R$311,683 thousand in 2014), net of tax effects is R$2,731 thousand (R$187,010 thousand in 2014).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)      Hedge against market risk

Bradesco constituted a hedge against market risk, using futures contracts, which generated R$1,406,154 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 34e), which produced an adjustment to the market value of (R$1,761,964 thousand). The effect of these operations recorded a revenue of (R$355,810 thousand).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	December 31 YTD - R$ thousand
	2015	2014
Fixed income securities	18,465,008	16,654,193
Interbank investments (Note 6b)	20,922,416	250,223
Equity securities (1)	158,396	(612,408)
Subtotal	39,545,820	32,292,008
Income from insurance, pension plans and capitalization bonds (2)	16,262,707	11,280,633
Income from derivative financial instruments (Note 7d V)	285,892	(659,975)
Total	56,094,419	42,912,666

(1)  In the accrued of December 31, 2015, it includes the losses through impairment to the sum of R$135,850 thousand (December 31, 2014 - R$598,087 thousand); and

(2)  In the accrued of December 31, 2015, it includes the losses by impairment, in the amount of R$288,672 thousand (December 31, 2014 – R$616,683 thousand).

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2015	2014
Reserve requirement – demand deposits	not remunerated	3,889,953	6,663,664
Reserve requirement – savings deposits	savings index	19,406,668	18,141,287
Reserve requirement – time deposits	Selic rate	16,399,981	7,175,649
Additional reserve requirement – savings deposits	Selic rate	5,023,233	9,070,643
Additional reserve requirement – time deposits	Selic rate	10,072,059	9,873,663
Reserve requirement – SFH	TR + interest rate	686,217	622,135
Total		55,478,111	51,547,041

b)       Revenue from reserve requirement

	On December 31 YTD - R$ thousand
	2015	2014
Reserve requirement – Bacen	4,587,412	4,277,351
Reserve requirement – SFH	16,583	33,570
Total	4,603,995	4,310,921

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)      By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (A)	% (5)	Total in 2014 (A)	% (5)
Discounted trade receivables and loans (1)	22,618,672	14,344,016	9,574,587	19,193,299	24,243,051	68,642,340	158,615,965	38.4	148,515,241	37.3
Financing	3,960,087	4,888,400	4,456,524	11,684,678	14,289,451	85,588,826	124,867,966	30.3	119,400,530	29.9
Agricultural and agribusiness loans	520,614	729,051	599,948	2,354,154	7,295,413	8,764,742	20,263,922	4.9	23,680,025	5.9
Subtotal	27,099,373	19,961,467	14,631,059	33,232,131	45,827,915	162,995,908	303,747,853	73.6	291,595,796	73.1
Leasing	157,002	142,026	178,469	377,659	609,073	1,357,440	2,821,669	0.7	3,978,911	1.0
Advances on foreign exchange contracts (2)	831,100	885,881	868,335	3,063,675	1,332,785	650,223	7,631,999	1.9	5,868,095	1.5
Subtotal	28,087,475	20,989,374	15,677,863	36,673,465	47,769,773	165,003,571	314,201,521	76.2	301,442,802	75.6
Other receivables (3)	8,696,783	5,845,030	2,255,139	4,054,357	3,361,281	1,012,873	25,225,463	6.1	22,377,313	5.6
Total loans	36,784,258	26,834,404	17,933,002	40,727,822	51,131,054	166,016,444	339,426,984	82.3	323,820,115	81.2
Sureties and guarantees (4)	4,012,126	1,581,928	634,684	3,474,349	11,424,805	48,755,001	69,882,893	17.0	72,069,547	18.0
Loan assignment - real estate receivables certificate	47,122	47,120	47,117	135,605	202,377	680,406	1,159,747	0.3	1,350,643	0.3
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	91,234	91,234	-	100,919	-
Loans available for import (4)	28,597	26,912	108,446	72,563	9,233	-	245,751	0.1	304,917	0.1
Confirmed exports loans (4)	11,104	205	1,952	-	25,105	1,726	40,092	-	31,466	-
Acquisition of credit card receivables	344,560	153,667	109,461	284,815	322,501	77,977	1,292,981	0.3	1,441,024	0.4
Grand total in 2015	41,227,767	28,644,236	18,834,662	44,695,154	63,115,075	215,622,788	412,139,682	100.0
Grand total in 2014	37,908,520	27,677,076	18,361,544	42,498,416	62,618,151	210,054,924			399,118,631	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2015 (B)	% (5)	Total in 2014 (B)	% (5)
Discounted trade receivables and loans (1)	1,583,905	1,290,835	1,035,633	2,753,783	3,492,712	10,156,868	87.8	7,977,631	87.8
Financing	256,615	185,916	113,930	191,024	133,447	880,932	7.6	797,913	8.8
Agricultural and agribusiness loans	28,716	43,826	103,734	67,341	31,442	275,059	2.4	147,206	1.6
Subtotal	1,869,236	1,520,577	1,253,297	3,012,148	3,657,601	11,312,859	97.8	8,922,750	98.2
Leasing	12,601	11,241	7,218	14,360	10,768	56,188	0.5	72,993	0.8
Advances on foreign exchange contracts (2)	9,976	2,085	374	787	1,546	14,768	0.1	7,599	0.1
Subtotal	1,891,813	1,533,903	1,260,889	3,027,295	3,669,915	11,383,815	98.4	9,003,342	99.1
Other receivables (3)	12,854	8,165	7,929	60,163	96,903	186,014	1.6	78,848	0.9
Grand total in 2015	1,904,667	1,542,068	1,268,818	3,087,458	3,766,818	11,569,829	100.0
Grand total in 2014	1,410,768	1,254,571	1,039,750	2,169,530	3,207,571			9,082,190	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (C)	% (5)	Total in 2014 (C)	% (5)
Discounted trade receivables and loans (1)	778,118	620,018	579,028	1,331,761	2,049,951	4,662,846	10,021,722	64.3	8,516,185	63.9
Financing	224,113	212,066	203,410	558,726	939,936	2,898,498	5,036,749	32.3	4,279,228	32.1
Agricultural and agribusiness loans	1,378	1,588	1,488	11,212	58,507	230,678	304,851	2.0	255,722	1.9
Subtotal	1,003,609	833,672	783,926	1,901,699	3,048,394	7,792,022	15,363,322	98.6	13,051,135	97.9
Leasing	11,985	11,687	10,618	28,674	45,779	86,177	194,920	1.3	267,245	2.0
Subtotal	1,015,594	845,359	794,544	1,930,373	3,094,173	7,878,199	15,558,242	99.9	13,318,380	99.9
Other receivables (3)	542	556	504	1,312	2,282	7,175	12,371	0.1	6,932	0.1
Grand total in 2015	1,016,136	845,915	795,048	1,931,685	3,096,455	7,885,374	15,570,613	100.0
Grand total in 2014	882,399	745,576	641,045	1,652,615	2,668,071	6,735,606			13,325,312	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Grand total
	Total in 2015 (A+B+C)	% (5)	Total in 2014 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	178,794,555	40.7	165,009,057	39.2
Financing	130,785,647	29.8	124,477,671	29.6
Agricultural and agribusiness loans	20,843,832	4.7	24,082,953	5.7
Subtotal	330,424,034	75.2	313,569,681	74.5
Leasing	3,072,777	0.7	4,319,149	1.0
Advances on foreign exchange contracts (2) (Note 10a)	7,646,767	1.7	5,875,694	1.4
Subtotal	341,143,578	77.6	323,764,524	76.9
Other receivables (3)	25,423,848	5.8	22,463,093	5.3
Total loans	366,567,426	83.4	346,227,617	82.2
Sureties and guarantees (4)	69,882,893	15.9	72,069,547	17.1
Loan assignment - real estate receivables certificate	1,159,747	0.3	1,350,643	0.3
Co-obligation from assignment of rural loan (4)	91,234	-	100,919	-
Loans available for import (4)	245,751	0.1	304,917	0.1
Confirmed exports loans (4)	40,092	-	31,466	-
Acquisition of credit card receivables	1,292,981	0.3	1,441,024	0.3
Grand total in 2015	439,280,124	100.0
Grand total in 2014			421,526,133	100.0

(1)  Including credit card loans and advances on credit card receivables of R$16,706,143 thousand (R$17,261,350 thousand in 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$20,706,029 thousand (R$19,556,508 thousand in 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Discounted trade receivables and loans	30,816,024	83,718,261	10,722,591	25,358,889	8,101,951	2,846,984	2,940,720	1,723,423	12,565,712	178,794,555	48.8	165,009,057	47.6
Financing	36,882,572	40,358,614	41,176,921	8,460,857	1,057,393	612,746	360,299	273,008	1,603,237	130,785,647	35.7	124,477,671	36.0
Agricultural and agribusiness loans	2,666,001	2,782,755	8,461,876	5,979,631	569,150	188,992	36,169	37,786	121,472	20,843,832	5.7	24,082,953	7.0
Subtotal	70,364,597	126,859,630	60,361,388	39,799,377	9,728,494	3,648,722	3,337,188	2,034,217	14,290,421	330,424,034	90.2	313,569,681	90.6
Leasing	70,063	524,620	2,182,480	59,249	44,182	27,445	29,080	13,606	122,052	3,072,777	0.8	4,319,149	1.2
Advances on foreign exchange contracts (2)	2,692,369	2,990,058	908,563	933,651	65,114	39,616	6,219	413	10,764	7,646,767	2.1	5,875,694	1.7
Subtotal	73,127,029	130,374,308	63,452,431	40,792,277	9,837,790	3,715,783	3,372,487	2,048,236	14,423,237	341,143,578	93.1	323,764,524	93.5
Other receivables	2,591,689	17,025,781	1,762,606	3,141,588	174,231	65,881	61,292	32,384	568,396	25,423,848	6.9	22,463,093	6.5
Grand total in 2015	75,718,718	147,400,089	65,215,037	43,933,865	10,012,021	3,781,664	3,433,779	2,080,620	14,991,633	366,567,426	100.0
%	20.7	40.2	17.8	12.0	2.7	1.0	0.9	0.6	4.1	100.0
Grand total in 2014	67,545,318	143,158,974	65,564,962	43,025,688	6,065,506	4,765,533	2,320,859	1,922,688	11,858,089			346,227,617	100.0
%	19.5	41.4	18.9	12.4	1.7	1.4	0.7	0.6	3.4			100.0

(1)    Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)    See Note 10a.

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Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	-	-	1,610,277	3,241,798	2,414,660	1,511,500	1,236,862	862,592	4,692,924	15,570,613	100.0	13,325,312	100.0
1 to 30	-	-	152,661	271,319	128,879	80,067	65,014	49,843	268,353	1,016,136	6.5	882,399	6.6
31 to 60	-	-	112,052	184,524	114,403	73,187	67,020	47,301	247,428	845,915	5.4	745,576	5.6
61 to 90	-	-	99,873	162,606	103,739	89,773	65,939	43,528	229,590	795,048	5.1	641,045	4.8
91 to 180	-	-	189,148	390,015	286,066	178,820	151,900	113,699	622,037	1,931,685	12.4	1,652,615	12.4
181 to 360	-	-	290,671	647,587	478,250	286,329	249,232	183,757	960,629	3,096,455	19.9	2,668,071	20.0
More than 360	-	-	765,872	1,585,747	1,303,323	803,324	637,757	424,464	2,364,887	7,885,374	50.7	6,735,606	50.6
Past-due installments (2)	-	-	426,288	1,193,881	1,122,203	1,034,100	1,120,458	740,923	5,931,976	11,569,829	100.0	9,082,190	100.0
1 to 14	-	-	35,767	189,057	74,701	67,878	29,299	17,698	342,542	756,942	6.5	468,098	5.2
15 to 30	-	-	374,430	321,953	140,097	66,751	38,765	28,534	177,195	1,147,725	9.9	942,670	10.4
31 to 60	-	-	16,091	660,147	271,171	174,653	85,990	54,809	279,207	1,542,068	13.3	1,254,571	13.8
61 to 90	-	-	-	17,218	609,750	189,541	107,823	60,756	283,730	1,268,818	11.0	1,039,750	11.4
91 to 180	-	-	-	5,506	26,484	525,978	844,314	562,973	1,122,203	3,087,458	26.7	2,169,530	23.9
181 to 360	-	-	-	-	-	9,299	14,267	16,153	3,631,432	3,671,151	31.8	3,094,367	34.1
More than 360	-	-	-	-	-	-	-	-	95,667	95,667	0.8	113,204	1.2
Subtotal	-	-	2,036,565	4,435,679	3,536,863	2,545,600	2,357,320	1,603,515	10,624,900	27,140,442		22,407,502
Specific provision	-	-	20,365	133,070	353,686	763,680	1,178,660	1,122,460	10,624,900	14,196,821		11,931,414

(1)    Percentage of maturities by type of installment; and

(2)    For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

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	On December 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	75,718,718	147,400,089	63,178,472	39,498,186	6,475,158	1,236,064	1,076,459	477,105	4,366,733	339,426,984	100.0	323,820,115	100.0
1 to 30	5,876,099	18,993,796	3,071,612	5,476,637	2,454,390	234,176	130,533	61,196	485,819	36,784,258	10.8	34,020,041	10.5
31 to 60	3,959,227	15,000,292	2,592,980	4,224,265	558,570	100,260	66,154	35,821	296,835	26,834,404	7.9	26,321,446	8.1
61 to 90	4,338,923	8,184,627	1,998,589	2,919,058	152,982	66,217	58,495	50,322	163,789	17,933,002	5.3	17,373,083	5.4
91 to 180	11,891,747	17,383,754	5,072,860	5,315,749	360,482	135,805	113,097	72,667	381,661	40,727,822	12.0	37,494,743	11.6
181 to 360	9,716,377	23,061,012	8,087,091	8,854,994	569,869	193,405	122,573	66,170	459,563	51,131,054	15.1	53,164,295	16.4
More than 360	39,936,345	64,776,608	42,355,340	12,707,483	2,378,865	506,201	585,607	190,929	2,579,066	166,016,444	48.9	155,446,507	48.0
Generic provision	-	737,049	631,785	1,184,946	647,516	370,819	538,230	333,973	4,366,733	8,811,051		7,131,452
Grand total in 2015 (2)	75,718,718	147,400,089	65,215,037	43,933,865	10,012,021	3,781,664	3,433,779	2,080,620	14,991,633	366,567,426
Existing provision	-	842,256	746,626	3,994,052	2,557,018	1,850,771	2,364,740	2,069,504	14,991,633	29,416,600
Minimum required provision	-	737,049	652,150	1,318,016	1,001,202	1,134,499	1,716,890	1,456,433	14,991,633	23,007,872
Excess provision (3)	-	105,207	94,476	2,676,036	1,555,816	716,272	647,850	613,071	-	6,408,728
Grand total in 2014 (2)	67,545,318	143,158,974	65,564,962	43,025,688	6,065,506	4,765,533	2,320,859	1,922,688	11,858,089			346,227,617
Existing provision	-	787,132	785,837	2,253,313	1,735,198	2,139,197	1,588,866	1,921,235	11,858,089			23,068,867
Minimum required provision	-	715,836	655,650	1,290,770	606,551	1,429,660	1,160,429	1,345,881	11,858,089			19,062,866
Excess provision (3)	-	71,296	130,187	962,543	1,128,647	709,537	428,437	575,354	-			4,006,001

(1)   Percentage of maturities by type of installment;

(2)   The grand total includes performing loans of R$339,426,984 thousand (R$323,820,115 thousand in 2014) and non-performing loans of R$27,140,442 thousand (R$22,407,502 thousand in 2014); and

(3)   On December 31, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and totals R$694,184 thousand (R$421,596 thousand in 2014) (Note 19b).

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Notes to the Consolidated Financial Statements

d)    Concentration of loans

	On December 31 - R$ thousand
	2015	% (1)	2014	% (1)
Largest borrower	10,241,594	2.8	6,828,851	2.0
10 largest borrowers	33,934,087	9.2	24,043,751	6.9
20 largest borrowers	49,215,450	13.4	35,072,065	10.1
50 largest borrowers	72,260,779	19.7	49,656,653	14.3
100 largest borrowers	88,061,715	24.0	62,286,978	18.0

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On December 31 - R$ thousand
	2015	%	2014	%
Public sector	10,250,375	2.8	6,849,002	2.0
Federal government	10,241,594	2.8	6,828,851	2.0
Petrochemical	10,241,594	2.8	6,828,851	2.0
State government	8,781	-	20,151	-
Production and distribution of electricity	8,781	-	20,151	-
Private sector	356,317,051	97.2	339,378,615	98.0
Manufacturing	65,158,128	17.6	56,650,811	16.3
Food products and beverages	13,663,410	3.7	13,640,472	3.9
Steel, metallurgy and mechanics	11,036,550	3.0	10,092,436	2.9
Light and heavy vehicles	8,690,405	2.4	5,353,212	1.5
Chemical	5,623,541	1.5	4,521,503	1.3
Pulp and paper	4,532,249	1.2	3,886,237	1.1
Textiles and apparel	2,905,258	0.8	3,138,214	0.9
Rubber and plastic articles	2,820,736	0.8	2,810,330	0.8
Furniture and wood products	2,118,945	0.6	2,205,150	0.7
Non-metallic materials	1,948,504	0.5	2,081,481	0.6
Automotive parts and accessories	2,135,485	0.6	1,998,093	0.6
Oil refining and production of alcohol	1,492,215	0.4	1,816,990	0.5
Electric and electronic products	1,313,480	0.4	1,237,125	0.4
Extraction of metallic and non-metallic ores	2,390,913	0.6	1,166,969	0.3
Leather articles	903,781	0.1	791,083	0.2
Publishing, printing and reproduction	552,354	0.2	578,718	0.2
Other industries	3,030,302	0.8	1,332,798	0.4
Commerce	41,167,863	11.3	42,849,384	12.5
Merchandise in specialty stores	7,562,731	2.1	8,317,266	2.4
Food products, beverages and tobacco	4,874,823	1.3	5,553,398	1.6
Non-specialized retailer	6,359,532	1.7	5,405,122	1.5
Waste and scrap	3,387,141	0.9	3,679,167	1.1
Automobile	2,830,651	0.8	3,364,449	1.0
Clothing and footwear	3,006,953	0.8	3,079,345	0.9
Motor vehicle repairs, parts and accessories	2,832,412	0.8	3,065,933	0.9
Agricultural products	2,066,407	0.6	2,285,594	0.7
Grooming and household articles	1,877,115	0.5	2,211,096	0.6
Fuel	1,846,528	0.5	1,970,667	0.6

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2015	%	2014	%
Trading intermediary	1,026,999	0.3	967,834	0.3
Wholesale of goods in general	1,029,359	0.3	942,695	0.3
Other commerce	2,467,212	0.7	2,006,818	0.6
Financial intermediaries	4,252,849	1.2	3,736,254	1.1
Services	96,469,294	26.3	92,781,119	26.7
Civil construction	23,347,260	6.4	24,567,839	7.1
Transportation and storage	17,471,591	4.8	18,319,498	5.3
Real estate activities, rentals and corporate services	12,335,436	3.4	12,482,678	3.6
Holding companies, legal, accounting and business advisory services	7,165,977	1.9	6,758,937	1.8
Clubs, leisure, cultural and sport activities	5,675,333	1.5	4,826,010	1.4
Production and distribution of electric power, gas and water	4,722,345	1.3	4,616,014	1.3
Social services, education, health, defense and social security	3,118,796	0.8	3,112,357	0.9
Hotels and catering	2,867,336	0.8	2,919,739	0.8
Telecommunications	440,342	0.1	774,953	0.2
Other services	19,324,878	5.3	14,403,094	4.3
Agriculture, cattle raising, fishing, forestry and timber industry	3,155,975	0.9	3,461,945	1.0
Individuals	146,112,942	39.9	139,899,102	40.4
Total	366,567,426	100.0	346,227,617	100.0

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Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2015 YTD (2)	% 2014 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	75,718,718	75,718,718	20.7	20.7	19.5
A	-	-	-	147,400,089	147,400,089	40.2	60.9	60.9
B	426,288	1,610,277	2,036,565	63,178,472	65,215,037	17.8	78.7	79.8
C	1,193,881	3,241,798	4,435,679	39,498,186	43,933,865	12.0	90.7	92.3
Subtotal	1,620,169	4,852,075	6,472,244	325,795,465	332,267,709	90.7
D	1,122,203	2,414,660	3,536,863	6,475,158	10,012,021	2.7	93.4	93.9
E	1,034,100	1,511,500	2,545,600	1,236,064	3,781,664	1.0	94.4	95.3
F	1,120,458	1,236,862	2,357,320	1,076,459	3,433,779	0.9	95.3	96.0
G	740,923	862,592	1,603,515	477,105	2,080,620	0.6	95.9	96.6
H	5,931,976	4,692,924	10,624,900	4,366,733	14,991,633	4.1	100.0	100.0
Subtotal	9,949,660	10,718,538	20,668,198	13,631,519	34,299,717	9.3
Grand total in 2015	11,569,829	15,570,613	27,140,442	339,426,984	366,567,426	100.0
%	3.1	4.3	7.4	92.6	100.0
Grand total in 2014	9,082,190	13,325,312	22,407,502	323,820,115	346,227,617	100.0
%	2.6	3.9	6.5	93.5	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2015 YTD (1)	% 2014 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	737,049	737,049	105,207	842,256	0.6	0.5
B	1.0	4,263	16,102	20,365	631,785	652,150	94,476	746,626	1.1	1.2
C	3.0	35,816	97,254	133,070	1,184,946	1,318,016	2,676,036	3,994,052	9.1	5.2
Subtotal		40,079	113,356	153,435	2,553,780	2,707,215	2,875,719	5,582,934	1.7	1.2
D	10.0	112,220	241,466	353,686	647,516	1,001,202	1,555,816	2,557,018	25.5	28.6
E	30.0	310,230	453,450	763,680	370,819	1,134,499	716,272	1,850,771	48.9	44.9
F	50.0	560,229	618,431	1,178,660	538,230	1,716,890	647,850	2,364,740	68.9	68.5
G	70.0	518,646	603,814	1,122,460	333,973	1,456,433	613,071	2,069,504	99.5	99.9
H	100.0	5,931,976	4,692,924	10,624,900	4,366,733	14,991,633	-	14,991,633	100.0	100.0
Subtotal		7,433,301	6,610,085	14,043,386	6,257,271	20,300,657	3,533,009	23,833,666	69.5	71.4
Grand total in 2015		7,473,380	6,723,441	14,196,821	8,811,051	23,007,872	6,408,728	29,416,600	8.0
%		25.4	22.9	48.3	29.9	78.2	21.8	100.0
Grand total in 2014		6,094,608	5,836,806	11,931,414	7,131,452	19,062,866	4,006,001	23,068,867		6.7
%		26.4	25.3	51.7	30.9	82.6	17.4	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On December 31, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$694,184 thousand (R$421,596 thousand in 2014) (Note 19b).

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Notes to the Consolidated Financial Statements

g)    Changes in allowance for loan losses

	On December 31 YTD - R$ thousand
	2015	2014
Opening balance	23,068,867	21,553,978
- Specific provision (1)	11,931,414	10,722,394
- Generic provision (2)	7,131,452	6,796,694
- Excess provision (3) (4)	4,006,001	4,034,890
Additions (Note 9h-1)	20,884,079	14,426,415
Net write-offs	(14,536,346)	(12,911,526)
Closing balance	29,416,600	23,068,867
- Specific provision (1)	14,196,821	11,931,414
- Generic provision (2)	8,811,051	7,131,452
- Excess provision (3) (4)	6,408,728	4,006,001

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 9f; and

(4)  On December 31, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$694,184 thousand (R$421,596 thousand in 2014) (Note 19b).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	On December 31 YTD - R$ thousand
	2015	2014
Amount recorded (1)	20,884,079	14,426,415
Amount recovered (2)	(4,144,879)	(3,918,779)
Allowance for Loan Losses expense net of amounts recovered	16,739,200	10,507,636

(1)  In the year ended December 31, 2015 includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$272,588 thousand (R$83,973 thousand in 2014); and

(2)  Classified in income from loans (Note 9j).

i)       Changes in the renegotiated portfolio

	On December 31 YTD - R$ thousand
	2015	2014
Opening balance	10,777,178	10,191,901
Amount renegotiated	13,135,207	10,484,112
Amount received	(7,261,018)	(5,865,574)
Write-offs	(3,919,090)	(4,033,261)
Closing balance	12,732,277	10,777,178
Allowance for loan losses	8,432,306	6,902,438
Percentage on renegotiated portfolio	66.2%	64.0%

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Notes to the Consolidated Financial Statements

j)      Income from loans and leasing

	On December 31 YTD - R$ thousand
	2015	2014
Discounted trade receivables and loans	46,036,032	39,751,584
Financing	15,252,597	13,330,788
Agricultural and agribusiness loans	1,611,727	1,184,983
Subtotal	62,900,356	54,267,355
Recovery of credits charged-off as losses	4,144,879	3,918,779
Subtotal	67,045,235	58,186,134
Leasing, net of expenses	505,182	649,400
Total	67,550,417	58,835,534

10)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2015	2014
Assets – other receivables
Exchange purchases pending settlement	11,064,254	8,481,157
Exchange sale receivables	3,358,519	3,456,757
(-) Advances in domestic currency received	(161,992)	(228,496)
Income receivable on advances granted	108,718	64,876
Total	14,369,499	11,774,294
Liabilities – other liabilities
Exchange sales pending settlement	3,401,184	3,463,430
Exchange purchase payables	9,855,141	7,792,842
(-) Advances on foreign exchange contracts	(7,646,767)	(5,875,694)
Other	7,512	4,754
Total	5,617,070	5,385,332
Net foreign exchange portfolio	8,752,429	6,388,962
Off-balance-sheet accounts:
- Loans available for import	245,751	304,917
- Confirmed exports loans	40,093	31,466

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	On December 31 YTD - R$ thousand
	2015	2014
Foreign exchange income	5,334,154	1,295,238
Adjustments:
- Income on foreign currency financing (1)	370,318	169,594
- Income on export financing (1)	1,794,425	1,046,317
- Income on foreign investments (2)	59,908	30,215
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(2,349,502)	(890,722)
- Funding expenses (4)	(1,179,402)	(652,812)
- Other	(2,891,631)	(120,123)
Total adjustments	(4,195,884)	(417,531)
Adjusted foreign exchange income	1,138,270	877,707

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	On December 31 - R$ thousand
	2015	2014
Deferred tax assets (Note 33c)	49,428,379	31,987,019
Credit card operations	21,999,010	20,997,532
Debtors for escrow deposits	12,484,122	11,300,204
Prepaid taxes	6,816,204	6,130,191
Trade and credit receivables (1)	5,084,525	3,320,099
Other debtors	2,244,564	3,072,398
Payments to be reimbursed	708,240	783,085
Receivables from sale of assets	105,499	85,064
Other	306,143	188,652
Total	99,176,686	77,864,244

(1)  Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

11)    OTHER ASSETS

a)     Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
Real estate	1,120,687	(187,266)	933,421	704,523
Vehicles and similar	646,686	(343,629)	303,057	287,332
Goods subject to special conditions	310,811	(310,811)	-	-
Inventories/warehouse	54,253	-	54,253	60,490
Machinery and equipment	16,763	(10,646)	6,117	7,365
Other	23,291	(18,780)	4,511	7,242
Total in 2015	2,172,491	(871,132)	1,301,359
Total in 2014	1,765,933	(698,981)		1,066,952

b)    Prepaid expenses

	On December 31 - R$ thousand
	2015	2014
Deferred insurance acquisition costs (1)	2,056,705	1,926,020
Commission on the placement of loans and financing (2)	823,017	1,486,197
Advertising and marketing expenses (3)	196,889	111,376
Other (4)	1,109,675	309,415
Total	4,186,286	3,833,008

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  It includes, basically, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

12)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Affiliates and Jointly Subsidiaries	On December 31 - R$ thousand
	2015	2014
- Cielo S.A.	3,125,438	1,612,513
- Elo Participações S.A.	759,220	588,203
- IRB-Brasil Resseguros S.A.	658,949	618,527
- Fleury S.A.	512,642	175,946
- Fidelity Processadora e Serviços S.A.	254,786	258,535
- Haitong Banco de Investimento do Brasil S.A.	130,248	138,002
- Integritas Participações S.A. (1)	-	492,242
- Other	243,299	316,817
Total investment in affiliates – in Brazil and Overseas	5,684,582	4,200,785
- Tax incentives	234,717	239,547
- Other investments	155,840	170,136
Provision for:
- Tax incentives	(207,733)	(212,060)
- Other investments	(43,151)	(61,795)
Grand total investments	5,824,255	4,336,613

(1)  Company incorporated by Bradseg Participações S.A. in October 2015.

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Notes to the Consolidated Financial Statements

b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Subsidiaries”, and correspond in the year of 2015 to R$1,485,880 thousand (R$1,310,248 thousand in 2014).

Companies	R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Common	Preferred			2015	2014
- Elo Participações S.A. (2)	800,227	1,518,136	372	-	50.01%	484,249	242,173	185,109
- IRB-Brasil Resseguros S.A. (3)	1,453,080	3,212,818	63,727	-	20.51%	673,652	138,166	148,874
- Fidelity Processadora e Serviços S.A.	456,790	519,971	107,026	-	49.00%	139,412	68,312	66,759
- Haitong Banco de Investimento do Brasil S.A.	420,000	651,240	12,734	12,734	20.00%	(26,880)	(5,376)	10,891
- Integritas Participações S.A. (3) (4)	-	-	-	-	-	-	4,852	7,882
- Other (5)							1,037,753	890,733
Equity in the earnings (losses) of unconsolidated and jointly subsidiaries							1,485,880	1,310,248

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2)  Investment in jointly subsidiaries;

(3)  Based on financial information from the previous month;

(4)  Company incorporated by Bradseg Participações S.A. in October 2015; and

(5)  Includes, basically, the adjustments resulting from the assessment by the equity equivalence method in a public company (Cielo S.A. and Fleury S.A.).

13)    PREMISES AND EQUIPMENT

	On December 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2015	2014
Property and equipment:
- Buildings	4%	1,086,385	(512,366)	574,019	561,064
- Land	-	448,020	-	448,020	406,094
Facilities, furniture and premises and equipment	10%	4,565,140	(2,226,482)	2,338,658	1,937,859
Security and communication systems	10%	255,377	(175,749)	79,628	69,451
Data processing systems	20 to 50%	5,337,986	(3,802,367)	1,535,619	1,362,062
Transportation systems	20%	108,430	(38,194)	70,236	45,214
Fixed Assets in course		449,672	-	449,672	265,245
Total in 2015		12,251,010	(6,755,158)	5,495,852
Total in 2014		11,614,246	(6,967,257)		4,646,989

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Notes to the Consolidated Financial Statements

The fixed assets to net worth ratio is 35.2% when considering only the companies and payment institutions within the economic group (the “Prudential Consolidation”), where the maximum limit of 50.0%.

In the financial year of 2015, losses were recorded following impairment under the heading "Use of assets", in the amount of R$18,186 thousand, basically, in "Security Systems and Communications" (2014 – R$802 thousand, basically in Installations, Furniture and Premises and Equipment).

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$2,670,038 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,574,161 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and of jointly subsidiaries (Cielo/Fleury), which will be amortized as realized; and (ii) R$1,095,877 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in the Fixed Assets – Intangible Assets.

In the year ended December 31, 2015, goodwill was amortized totaling R$130,116 thousand (R$116,049 thousand in 2014) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2015	2014
Acquisition of financial services rights	Contract (4)	5,300,217	(3,040,184)	2,260,033	2,025,941
Software (2)	20% to 50%	8,990,528	(5,350,704)	3,639,824	3,603,769
Future profitability/ client porffolio (3)	Up to 20%	1,853,022	(757,145)	1,095,877	1,217,724
Other	Contract	601,001	(524,213)	76,788	424,727
Total in 2015		16,744,768	(9,672,246)	7,072,522
Total in 2014		15,151,723	(7,879,562)		7,272,161

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$701,549 thousand, Odontoprev - R$169,635 thousand, Bradescard Mexico - R$19,531 thousand, Europ Assistance Serviços de Assistência Personalizados - R$9,773 thousand and Banco Bradesco BBI S.A. - R$145,351 thousand; and

(4)  Based on the pay-back of each agreement.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	On December 31 YTD – R$ thousand
	Acquisition of financial services rights	Software	Future profitability/ customer portfolio	Others	2015	2014
Initial balance	2,025,941	3,603,769	1,217,724	424,727	7,272,161	7,854,050
Additions (reductions) (1)	1,126,369	827,589	8,269	(197,669)	1,764,558	1,588,273
Amortization for the period	(892,277)	(791,534)	(130,116)	(150,270)	(1,964,197)	(2,170,162)
Closing balance	2,260,033	3,639,824	1,095,877	76,788	7,072,522	7,272,161

(1)  Includes, in the financial year of 2015, expenditure by analysis of recoverability of assets – impairment, to the value of R$207,880 thousand (R$84,806 thousand in 2014).

15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
● Demand deposits (1)	23,819,720	-	-	-	23,819,720	32,987,563
● Savings deposits (1)	91,878,816	-	-	-	91,878,816	92,154,815
● Interbank deposits	376,931	28,585	14,074	46,858	466,448	643,318
● Time deposits (2)	15,960,814	11,850,391	9,485,648	42,322,414	79,619,267	85,850,720
Grand total in 2015	132,036,281	11,878,976	9,499,722	42,369,272	195,784,251
%	67.4	6.1	4.9	21.6	100.0
Grand total in 2014	141,200,532	19,633,292	5,709,202	45,093,390		211,636,416
%	66.7	9.3	2.7	21.3		100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

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b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Own portfolio	29,002,149	48,946,723	5,150,829	24,418,517	107,518,218	83,531,509
● Government securities	23,984,123	180,039	25,097	3,365	24,192,624	7,611,473
● Debentures of own issuance	2,333,586	48,766,684	5,125,732	22,958,072	79,184,074	68,964,260
● Foreign	2,684,440	-	-	1,457,080	4,141,520	6,955,776
Third-party portfolio (1)	109,877,186	-	-	-	109,877,186	134,982,751
Unrestricted portfolio (1)	4,644,238	238,134	-	-	4,882,372	838,769
Grand total in 2015	143,523,573	49,184,857	5,150,829	24,418,517	222,277,776
%	64.6	22.1	2.3	11.0	100.0
Grand total in 2014	151,480,514	39,023,975	6,693,704	22,154,836		219,353,029
%	69.0	17.8	3.1	10.1		100.0

(1)  Represented by government securities.

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities – Brazil:
- Mortgage bonds	-	-	-	-	-	404,915
- Letters of credit for real estate	932,593	5,514,515	7,898,152	5,877,960	20,223,220	11,862,705
- Letters of credit for agribusiness	307,325	2,752,409	2,531,369	2,051,147	7,642,250	8,570,579
- Financial bills	2,953,847	8,717,995	17,186,035	42,833,686	71,691,563	54,961,063
Subtotal	4,193,765	16,984,919	27,615,556	50,762,793	99,557,033	75,799,262
Securities – Overseas:
- MTN Program Issues (1)	376,340	2,317,689	114,227	3,413,126	6,221,382	6,290,306
- Securitization of future flow of money orders received from overseas	6,772	583,078	583,077	2,099,303	3,272,230	2,489,511
- Issuance costs	-	-	-	(16,440)	(16,440)	(13,692)
Subtotal	383,112	2,900,767	697,304	5,495,989	9,477,172	8,766,125
Structured operations certificates	24,961	169,677	168,647	149,058	512,343	260,046
Grand total in 2015	4,601,838	20,055,363	28,481,507	56,407,840	109,546,548
%	4.2	18.3	26.0	51.5	100.0
Grand total in 2014	3,192,652	25,163,194	18,291,959	38,177,628		84,825,433
%	3.8	29.7	21.6	44.9		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

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d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	December 31 YTD - R$ thousand
	2015	2014
Savings deposits	6,450,258	5,440,263
Time deposits	9,757,937	9,597,727
Securities sold under agreements to repurchase	23,572,895	19,295,897
Funds from issuance of securities	13,030,064	7,435,603
Other funding expenses	486,384	465,107
Subtotal	53,297,538	42,234,597
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	16,038,504	10,376,435
Total	69,336,042	52,611,032

16)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil – Other Institutions	9,544	-	-	6,440	15,984	20,158
Overseas	4,567,027	10,442,597	7,948,005	5,263,225	28,220,854	15,198,434
Grand total in 2015	4,576,571	10,442,597	7,948,005	5,269,665	28,236,838
%	16.2	37.0	28.1	18.7	100.0
Grand total in 2014	2,590,751	6,749,480	3,783,100	2,095,261		15,218,592
%	17.0	44.3	24.9	13.8		100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil	1,008,437	5,766,156	5,269,883	26,158,687	38,203,163	42,295,577
- National Treasury	-	-	133,028	-	133,028	151,096
- BNDES	328,171	2,206,106	1,267,349	8,607,769	12,409,395	12,273,443
- FINAME	678,970	3,555,197	3,865,308	17,550,918	25,650,393	29,849,333
- Other institutions	1,296	4,853	4,198	-	10,347	21,705
Overseas	16,790	141,072	1,953,300	1,786,721	3,897,883	1,483,967
Grand total in 2015	1,025,227	5,907,228	7,223,183	27,945,408	42,101,046
%	2.4	14.0	17.2	66.4	100.0
Grand total in 2014	1,151,547	5,702,212	7,764,835	29,160,950		43,779,544
%	2.6	13.0	17.7	66.7		100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	December 31 YTD - R$ thousand
	2015	2014
Borrowing:
- In Brazil	455,461	27,271
- Overseas	272,154	138,358
Subtotal borrowing	727,615	165,629
On-lending in Brazil:
- National Treasury	7,292	5,248
- BNDES	769,167	703,085
- FINAME	825,788	710,845
- Other institutions	1,461	1,998
On-lending overseas:
- Payables to foreign bankers (Note 10a)	2,349,502	890,722
- Other expenses with foreign on-lending	24,313,634	6,225,087
- Exchange variation from assets and liabilities overseas	(12,897,876)	(3,507,294)
Subtotal on-lending	15,368,968	5,029,691
Total	16,096,583	5,195,320

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-         PIS and COFINS – R$2,115,466 thousand (R$1,818,412 thousand in 2014): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-         INSS Autonomous Brokers – R$1,794,380 thousand (R$1,531,540 thousand in 2014): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

-         IRPJ/CSLL on losses of credits – R$1,880,905 thousand (R$2,059,542 thousand in 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

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Notes to the Consolidated Financial Statements

-         PIS – EC 17/97 - R$233,597 thousand (R$321,748 thousand in 2014): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-         PIS – R$325,932 thousand (R$320,067 thousand in 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4,506/64), which excludes interest income; and

-         Pension Contributions – R$1,080,640 thousand (R$484,960 thousand in 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	On December 31 - R$ thousand
	2015	2014
Labor claims	3,048,442	2,705,363
Civil claims	4,202,950	3,937,591
Subtotal (1)	7,251,392	6,642,954
Provision for tax risks (2)	8,112,925	7,221,446
Total	15,364,317	13,864,400

(1)   Note 19b; and

(2)   Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	2015
	Labor (1)	Civil	Tax (2) (3)
Balance on December 31, 2014	2,705,363	3,937,591	7,221,446
Adjustment for inflation	366,088	373,757	653,107
Provisions, net of reversals and write-offs	883,887	983,576	250,502
Payments	(906,896)	(1,091,974)	(12,130)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925

(1)   Includes, the constitution of labor provisions, concerning the improvement of the calculation methodology, totaling R$267,253 thousand;

(2)   Includes constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$523,290 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$47,545 thousand; and

(3)   Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,910,629 thousand (R$1,840,272 thousand in 2014) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$5,194,055 thousand (R$4,264,479 thousand in 2014); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,200,403 thousand (R$1,034,018 thousand in 2014); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$908,915 thousand (R$1,226,665 thousand in 2014); and e) IRPJ and CSLL deficiency note, amounting to R$421,035 thousand (R$378,664 thousand in 2014) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

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Notes to the Consolidated Financial Statements

18)    SUBORDINATED DEBT

	On December 31 - R$ thousand
	Original term in years	Amount of the operation	2015	2014
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	2,677,464
2016	6	500	1,129	952
2019	10	20,000	48,919	40,986
Financial bills:
2016	6	102,018	194,398	166,069
2017	6	8,630,999	10,479,463	9,904,746
2018	6	8,262,799	9,449,037	9,036,475
2019	6	21,858	29,859	26,148
2017	7	40,100	84,064	72,358
2018	7	141,050	256,191	216,409
2019	7	3,172,835	3,366,282	3,294,514
2020	7	1,700	2,351	2,036
2022 (2)	7	4,305,011	4,393,265	-
2018	8	50,000	97,531	82,323
2019	8	12,735	22,230	19,329
2020	8	28,556	43,541	37,726
2021	8	1,236	1,710	1,486
2023 (2)	8	1,706,846	1,733,383	-
2021	9	7,000	10,214	8,898
2024 (2)	9	4,924	4,977	-
2021	10	19,200	32,823	27,976
2022	10	54,143	81,225	70,401
2023	10	688,064	921,434	810,721
2025 (2)	10	284,137	293,445	-
2026 (2)	11	3,400	3,432	-
2049 (2)	34	5,000,000	5,016,437	-
CDB pegged to loans:
2016	1	792	1,160	3,073
Subtotal in Brazil			36,568,500	26,500,090
Overseas:
2019	10	1,333,575	2,978,569	2,026,515
2021	11	2,766,650	6,398,386	4,349,977
2022	11	1,886,720	4,364,895	2,967,773
Issuance costs on funding			(27,414)	(22,688)
Subtotal overseas			13,714,436	9,321,577
Grand total (3)			50,282,936	35,821,667

(1)   Subordinated debt transactions that matured in 2015;

(2)   New issuing of financial bills in 2015; and

(3)   It includes the amount of R$1,444,939 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”.

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Notes to the Consolidated Financial Statements

19)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2015	2014
Provision for tax risk (Note 17b IV)	8,112,925	7,221,446
Provision for deferred income tax (Note 33f)	2,840,341	3,274,174
Taxes and contributions on profit payable	2,781,104	3,602,332
Taxes and contributions payable	1,378,280	982,897
Total	15,112,650	15,080,849

b)   Sundry

	On December 31 - R$ thousand
	2015	2014
Credit card operations	19,100,529	18,094,072
Loan assignment obligations	7,519,809	4,948,920
Civil and labor provisions (Note 17b IV)	7,251,392	6,642,955
Provision for payments	5,610,317	5,659,954
Sundry creditors	5,573,546	4,543,888
Liabilities for acquisition of assets and rights	1,077,236	1,054,651
Obligations by quotas of investment funds	120,068	56,177
Other (1)	3,213,907	2,426,583
Total	49,466,804	43,427,200

(1)  Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision, totaling R$694,184 thousand (R$421,596 thousand in 2014) (Note 9g).

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Notes to the Consolidated Financial Statements

20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On December 31 - R$ thousand
	Insurance (1)		Life and pension plans (2) (3)		Capitalization bonds		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Current and long-term liabilities
Mathematical reserve for unvested benefits	854,988	798,859	143,706,976	120,906,070	-	-	144,561,964	121,704,929
Mathematical reserve for vested benefits	187,100	171,416	7,747,615	6,985,943	-	-	7,934,715	7,157,359
Mathematical reserve for capitalization bonds	-	-	-	-	6,082,665	5,979,268	6,082,665	5,979,268
Reserve for claims incurred but not reported (IBNR)	2,540,044	1,606,139	1,096,961	1,056,836	-	-	3,637,005	2,662,975
Unearned premium reserve	4,206,016	4,066,840	362,409	277,958	-	-	4,568,425	4,344,798
Complementary reserve for coverage	-	-	947,576	1,624,285	-	-	947,576	1,624,285
Reserve for unsettled claims	4,198,342	4,161,997	1,426,709	1,097,502	-	-	5,625,051	5,259,499
Reserve for financial surplus	-	-	506,504	426,239	-	-	506,504	426,239
Reserve for draws and redemptions	-	-	-	-	720,968	631,378	720,968	631,378
Other reserves	1,354,524	1,897,000	1,805,176	1,482,137	89,850	97,216	3,249,550	3,476,353
Total reserves	13,341,014	12,702,251	157,599,926	133,856,970	6,893,483	6,707,862	177,834,423	153,267,083

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Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On December 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Total technical provisions	13,341,014	12,702,251	157,599,926	133,856,970	6,893,483	6,707,862	177,834,423	153,267,083
(-) Deferred acquisition costs that reduce unearned premium reserve (PPNG)	(287,330)	(270,631)	-	-	-	-	(287,330)	(270,631)
(-) Portion corresponding to contracted reinsurance	(934,252)	(871,011)	(32,094)	(12,612)	-	-	(966,346)	(883,623)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	-	-	-	-	(2,318)	(2,318)
(-) Receivables	(934,747)	(891,065)	-	-	-	-	(934,747)	(891,065)
(-) Unearned premium reserve – Health Insurance (4)	(1,089,006)	(949,029)	-	-	-	-	(1,089,006)	(949,029)
(-) Reserves from DPVAT agreements	(325,149)	(236,239)	-	-	-	-	(325,149)	(236,239)
To be insured	9,768,212	9,481,958	157,567,832	133,844,358	6,893,483	6,707,862	174,229,527	150,034,178

Investment fund quotas (VGBL and PGBL)	-	-	128,864,259	107,894,380	-	-	128,864,259	107,894,380
Investment fund quotas (excluding VGBL and PGBL)	6,077,310	7,980,702	18,159,359	20,080,415	1,001,796	1,825,193	25,238,465	29,886,310
Government securities	5,488,115	5,046,582	13,078,481	10,228,007	6,168,945	5,177,471	24,735,541	20,452,060
Private securities	106,660	105,943	176,214	173,684	43,319	42,729	326,193	322,356
Shares	1,911	2,956	1,123,289	1,296,157	37,138	305,184	1,162,338	1,604,297
Total technical provision guarantees	11,673,996	13,136,183	161,401,602	139,672,643	7,251,198	7,350,577	180,326,796	160,159,403

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”. In 2014, in compliance with SUSEP Circular Letter No. 462/13, the “Other Technical provisions (OPT)” balance was reversed; and

(4)  Deduction set forth in Article 4 of ANS Normative Resolution No. 314/12.

Bradesco     173

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	December 31 YTD - R$ thousand
	2015	2014
Written premiums	30,924,255	27,391,271
Pension plan contributions (including VGBL)	28,484,814	23,769,693
Capitalization bond income	5,506,969	5,342,565
Granted coinsurance premiums	(88,612)	(135,729)
Refunded premiums	(215,478)	(216,212)
Net written premiums	64,611,948	56,151,588
Reinsurance premiums	(344,199)	(354,041)
Insurance, pension plan and capitalization bond retained premiums	64,267,749	55,797,547

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2015	2014
Banco Bradesco BBI S.A.	14,107	12,838
Other (1)	380,971	379,718
Total	395,078	392,556

(1)  Mainly related to the non-controlling interest in our subsidiary Odontoprev.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2015	2014
Common shares	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(2,898,610)
Treasury (preferred shares)	(15,583,262)	(8,984,870)
Total outstanding shares	5,029,475,653	4,195,390,559

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

In the Extraordinary General Meeting of December 17, 2015, decision was made to increase the share capital in the amount of R$3,000,000 thousand, raising it from R$43,100,000 thousand to R$46,100,000 thousand, in the proportion of 3.275740457% on the shareholder position that each shareholder possessed on December 17, 2015 – base date of subscription rights, through the issue of 164,769,488 new, book-entry nominative shares, with no par value, in which 82,571,414 are common shares and 82,198,074 are preferred shares, at the price of R$19.20 per common share and R$17.21 per preferred share, for private subscription by the shareholders, in the period from

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Notes to the Consolidated Financial Statements

January 4, 2016 to February 5, 2016, and pay in of the value corresponding to 100% of the shares subscribed on March 1, 2016, irrespective of the date of delivery of the subscription bulletin.

b)      Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the year of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

The Board of Directors’ Meeting held on December 17, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity totaling R$4,054,200 thousand, at R$0.767706865 per common share and R$0.844477552 per preferred share, which will be paid on March 1, 2016.

Interest on shareholders’ equity and dividends for the year ended December 31, 2015, is calculated as follows:

	R$ thousand	% (1)
Net profit for the period	17,189,635
(-) Legal reserve	859,482
Adjusted calculation basis	16,330,153
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	5,122,964
Withholding income tax on interest on shareholders’ equity	(768,445)
Interim Dividends Paid (2)	912,000
Interest on own capital (net)/dividends accumulated in 2015	5,266,519	32.25
Interest on own capital (net)/dividends accumulated in 2014	4,515,329	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Bradesco     175

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Notes to the Consolidated Financial Statements

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.225816	0.248397	994,708	149,206	845,502
Supplementary interest paid on own capital	0.590326	0.649358	2,600,300	390,045	2,210,255
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Complementary dividends paid	0.143154	0.157469	630,572	-	630,572
Total accrued on December 31, 2014	1.147497	1.262246	5,054,580	539,251	4,515,329

Monthly interest on shareholders’ equity paid	0.211702	0.232873	1,068,764	160,315	908,449
Supplementary interest on shareholders’ equity provisioned (1) (2)	0.767707	0.844478	4,054,200	608,130	3,446,070
Interim Dividends Paid	0.172629	0.189892	912,000	-	912,000
Total accrued on December 31, 2015	1.152038	1.267243	6,034,964	768,445	5,266,519

(1)    It considers the bonus of 20% of shares occurring in March 2015; and

(2)    To be paid on March 1, 2016.

c)      Treasury shares

A total of 3,669,932 common shares and 15,583,262 preferred shares had been acquired with the effect of the 20% share split, totaling R$431,048 thousand until December 31, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$20.50 per common share and R$19.28 per preferred share on December 31, 2015.

23)    FEE AND COMMISSION INCOME

	December 31 YTD - R$ thousand
	2015	2014
Credit card income	5,875,060	5,401,811
Checking account	4,941,947	4,015,897
Loans	2,800,128	2,581,635
Collections	1,573,818	1,565,831
Asset management	1,084,767	1,171,189
Consortium management	1,040,109	880,373
Custody and brokerage services	546,272	508,346
Underwriting / Financial Advisory Services	540,879	636,407
Payments	382,427	371,874
Other	515,563	800,665
Total	19,300,970	17,934,028

176             Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

24)    PAYROLL AND RELATED BENEFITS

	December 31 YTD - R$ thousand
	2015	2014
Salaries	6,448,507	6,098,381
Benefits	3,028,181	2,813,528
Social security charges	2,433,394	2,361,091
Employee profit sharing	1,318,839	1,235,913
Provision for labor claims (1)	964,302	1,279,243
Training	135,336	136,163
Total	14,328,559	13,924,319

(1)  Includes constitution of labor provisions concerning the improvement of the calculation methodology  to the sum of R$267,253 thousand (R$488,300 thousand in 2014).

25)    OTHER ADMINISTRATIVE EXPENSES

	December 31 YTD - R$ thousand
	2015	2014
Outsourced services	4,302,276	4,046,285
Depreciation and amortization	2,092,010	1,870,454
Communication	1,427,682	1,383,254
Data processing	1,219,706	1,085,832
Advertising and marketing	966,625	828,649
Asset maintenance	925,931	628,297
Rental	887,393	838,893
Financial system services	873,664	797,600
Transport	631,082	756,497
Security and surveillance	606,292	556,706
Water, electricity and gas	339,266	233,552
Supplies	315,135	329,489
Travel	157,723	147,585
Other	896,909	862,202
Total	15,641,694	14,365,295

26)    TAX EXPENSES

	December 31 YTD - R$ thousand
	2015	2014
Contribution for Social Security Financing (COFINS)	3,290,382	2,629,013
Social Integration Program (PIS) contribution	545,489	460,266
Tax on Services (ISSQN)	565,259	525,727
Municipal Real Estate Tax (IPTU) expenses	72,149	60,745
Other	318,466	246,412
Total	4,791,745	3,922,163

Bradesco     177

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Notes to the Consolidated Financial Statements

27)    OTHER OPERATING INCOME

	December 31 YTD - R$ thousand
	2015	2014
Other interest income	1,846,560	1,509,763
Reversal of other operating provisions (1)	497,134	1,737,299
Revenues from recovery of charges and expenses	1,654	10,270
Gains on sale of goods	253,067	179,308
Other	648,292	574,693
Total	3,246,707	4,011,333

(1)    Includes, in the year ended December 31, 2014, the reversal of the tax provision related to the Cofins process, whose subject matter had its closure favorable to the Organization, to the sum of R$1,378,103 thousand.

28)    OTHER OPERATING EXPENSES

	December 31 YTD - R$ thousand
	2015	2014
Other finance costs	4,990,706	4,329,230
Sundry losses	1,771,312	1,754,199
Commissions on loans and financing	1,316,942	1,339,314
Discount granted	1,379,058	1,329,137
Intangible assets amortization	892,277	848,406
Goodwill amortization (Note 14a)	130,116	116,049
Other (1)	2,260,528	1,821,590
Total	12,740,939	11,537,925

(1)   In the year ended December 31, 2015, it basically includes: (i) provision for the tax contingency, to the sum of R$570,835 thousand (Note 17b (v)); (ii) constitution of provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which was highlighted from the provision surplus, to the sum of R$272,588 thousand (R$83,973 thousand in 2014) (Note 9h); expenses by analysis of the recoverability of assets – impairment of R$210,481 thousand (R$85,608 thousand in 2014); and, in the period ended December 31, 2014, the constitution of tax provisions, related to the PIS process – EC 17/97, to the sum of R$212,888 thousand.

29)    NON-OPERATING INCOME (LOSS)

	December 31 YTD - R$ thousand
	2015	2014
Gain/loss on sale and write-off of assets and investments	(387,252)	(374,417)
Recording/reversal of non-operating provisions	(189,939)	(251,642)
Other	64,929	113,020
Total	(512,262)	(513,039)

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Notes to the Consolidated Financial Statements

30)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	December 31 YTD - R$ thousand
	2015	2014	2015	2014
	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(1,276,954)	(1,016,327)	-	-
Cidade de Deus Companhia Comercial de Participações	(942,262)	(750,925)	-	-
Fundação Bradesco	(337,120)	(268,664)	-	-
Crediare S.A. Crédito Financiamento e Investimento	2,428	3,262	-	-
Demand deposits/Savings accounts:	(16,288)	(25,754)	(684)	(798)
Key Management Personnel	(12,044)	(19,651)	(684)	(798)
Other controllers, subsidiaries and companies of shared control	(4,244)	(6,103)	-	-
Time deposits:	(214,822)	(143,292)	(10,069)	(22,882)
Cidade de Deus Companhia Comercial de Participações	(114,221)	(59,941)	(112)	(71)
Key Management Personnel	(57,385)	(73,181)	(8,266)	(8,373)
Other controllers, subsidiaries and companies of shared control	(43,216)	(10,170)	(1,691)	(14,438)
Interbank Investments:	223,874	202,143	27,338	19,255
Crediare S.A. Crédito Financiamento e Investimento	223,874	202,143	27,338	19,255
Securities sold under agreements to repurchase:	(1,626,615)	(1,369,219)	(107,049)	(97,899)
Cidade de Deus Companhia Comercial de Participações	(637,903)	(290,413)	(67,464)	(34,926)
Haitong Banco de Investimento do Brasil S.A.	(740,390)	(700,205)	(390)	(205)
Fidelity Processadora e Serviços S.A.	(115,491)	(156,792)	(12,367)	(4,668)
Orizon - Companhia Brasileira de Gestão de Serviços	(77,351)	(59,837)	(7,709)	(4,445)
Key Management Personnel	(17,806)	(92,043)	(3,493)	(12,420)
Other controllers, subsidiaries and companies of shared control	(37,674)	(69,929)	(15,626)	(41,235)
Funds from issuance of securities:	(882,962)	(619,551)	(77,119)	(59,746)
Cidade de Deus Companhia Comercial de Participações	(184,368)	-	(1,218)	-
Key Management Personnel	(698,594)	(619,551)	(75,901)	(59,746)
Values Payable/Receivable:	(15,962)	(12,813)	90,566	(96,119)
Cia. Brasileira de Soluções e Serviços - Alelo	8,849	6,982	36,500	14,992
Cielo S.A.	-	-	300,570	113,164
Fidelity Processadora e Serviços S.A.	(24,811)	(19,795)	(246,504)	(224,275)
Rental of branches:	-	-	(2,160)	(1,485)
Fundação Bradesco	-	-	(2,160)	(1,485)

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•    The annual grand total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•    The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organização Bradesco.

Bradesco     179

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Notes to the Consolidated Financial Statements

For 2015, the maximum amount of R$349,900 thousand was set for Management compensation and R$353,050 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	December 31 YTD - R$ thousand
	2015	2014
Salaries	309,864	319,743
INSS contributions	69,404	71,611
Total	379,268	391,354

Post-employment benefits

	December 31 YTD - R$ thousand
	2015	2014
Defined contribution supplementary pension plans	311,670	322,726
Total	311,670	322,726

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2015	2014
● Common shares	0.61%	0.72%
● Preferred shares	1.06%	1.04%
● Total shares (1)	0.83%	0.88%

(1)  On December 31, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.65% of common shares, 1.10% of preferred shares and 1.87% of all shares.

180             Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

31)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On December 31 - R$ thousand
	2015			2014
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,000,515,282	907,662,848	92,852,434	65,648,849
Funds available	17,299,879	9,215,226	8,084,653	3,705,377
Interbank investments	140,644,248	138,276,551	2,367,697	819,000
Securities and derivative financial instruments	354,336,060	336,238,697	18,097,363	14,024,139
Interbank and interdepartmental accounts	55,728,603	55,728,603	-	-
Loan and leasing	305,942,820	255,694,484	50,248,336	37,042,133
Other receivables and assets	126,563,672	112,509,287	14,054,385	10,058,200
Permanent assets	18,392,629	18,317,380	75,249	43,886
Investments	5,824,255	5,806,224	18,031	2,653
Premises and equipment and leased assets	5,495,852	5,467,988	27,864	15,808
Intangible assets	7,072,522	7,043,168	29,354	25,425
Total	1,018,907,911	925,980,228	92,927,683	65,692,735

Liabilities
Current and long-term liabilities	929,082,644	833,152,413	95,930,231	78,767,538
Deposits	195,784,251	168,027,032	27,757,219	29,950,817
Securities sold under agreements to repurchase	222,277,776	218,136,256	4,141,520	6,958,826
Funds from issuance of securities	109,546,548	100,069,376	9,477,172	8,766,126
Interbank and interdepartmental accounts	6,384,085	3,881,328	2,502,757	1,757,393
Borrowing and on-lending	70,337,884	37,718,251	32,619,633	17,057,426
Derivative financial instruments	19,345,729	18,045,521	1,300,208	820,843
Technical provision for insurance, pension plans and capitalization bonds	177,834,423	177,833,477	946	845
Other liabilities:
- Subordinated debts	38,837,997	25,123,561	13,714,436	9,321,576
- Other	88,733,951	84,317,611	4,416,340	4,133,686
Deferred income	523,545	523,545	-	-
Non-controlling interests in subsidiaries	395,078	395,078	-	-
Shareholders’ equity	88,906,644	88,906,644	-	-
Total	1,018,907,911	922,977,680	95,930,231	78,767,538

Net position of assets and liabilities			(3,002,548)	(13,074,803)
Net position of derivatives (2)			(28,479,120)	(17,327,187)
Other net off-balance-sheet accounts (3)			(449,906)	(1,012,215)
Net exchange position (liability)			(31,931,574)	(31,414,205)

(1)    Amounts originally recorded and/or indexed mainly in USD;

(2)    Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)    Other commitments recorded in off-balance-sheet accounts.

Bradesco     181

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Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Below is the 1-day VaR:

Risk factors	On December 31 - R$ thousand
	2015	2014
Fixed rates	16,514	20,368
IGPM/IPCA	524	10,495
Exchange coupon	1,117	6,048
Foreign currency	937	8,640
Equities	-	3,737
Sovereign/Eurobonds and Treasuries	6,468	5,526
Other	31	1,995
Correlation/diversification effect	(7,575)	(20,260)
VaR (Value at Risk)	18,016	36,549

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also have an offsetting impact on the linked technical provisions.

182             Economic and Financial Analysis Report – December 2015

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Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolios

		On December 31 - R$ thousand
		Trading portfolio (1)
		2015			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(5,027)	(1,920,630)	(3.739.629)	(6,653)	(2,026,998)	(3,924,153)
Price indexes	Exposure subject to variations in price index coupon rates	(7,930)	(1,395,457)	(2.613.957)	(9,382)	(1,370,926)	(2,568,347)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(581)	(81,873)	(150.673)	(526)	(57,069)	(106,625)
Foreign currency	Exposure subject to exchange rate variations	(5,054)	(132,492)	(264.983)	(7,430)	(142,382)	(272,480)
Equities	Exposure subject to variation in stock prices	(12,054)	(301,354)	(602.707)	(17,898)	(447,446)	(894,892)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,260)	(51,310)	(101.025)	(898)	(40,715)	(79,422)
Other	Exposure not classified in other definitions	(454)	(11,353)	(22.706)	(1,100)	(28,795)	(57,591)
Total excluding correlation of risk factors		(32,360)	(3,894,469)	(7,495,680)	(43,887)	(4,114,331)	(7,903,510)
Total including correlation of risk factors		(17,879)	(3,218,376)	(6,181,241)	(32,947)	(3,412,335)	(6,546,331)

(1)  Amounts net of tax.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Bradesco     183

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Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On December 31 - R$ thousand
		Trading portfolio (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(867)	(321,946)	(627,934)	(1,171)	(366,067)	(712,658)
Price indexes	Exposure subject to variations in price index coupon rates	(53)	(8,834)	(16,217)	(569)	(80,643)	(157,231)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(30)	(1,312)	(2,592)	(435)	(47,993)	(89,385)
Foreign currency	Exposure subject to exchange rate variations	(276)	(6,898)	(13,796)	(3,418)	(85,185)	(170,367)
Equities	Exposure subject to variation in stock prices	-	-	-	(651)	(16,264)	(32,529)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(530)	(7,281)	(14.747)	(574)	(29,250)	(56,730)
Other	Exposure not classified in other definitions	-	(2)	(3)	(1,121)	(27,687)	(55,374)
Total excluding correlation of risk factors		(1,756)	(346,273)	(675,289)	(7,939)	(653,089)	(1,274,274)
Total including correlation of risk factors		(1,357)	(333,171)	(649,489)	(5,250)	(434,142)	(843,678)

(1)  Amounts net of tax.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:    Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.97 a scenario of R$4.00 was used, while for a 1-year fixed interest rate of 15.87%, a 15.88% scenario was applied;

Scenario 2:    25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.97 a scenario of R$4.96 was used, while for a 1-year fixed interest rate of 15.87%, a 19.83% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3:    50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.97 a scenario of R$5.95 was used, while for a 1-year fixed interest rate of 15.87%, a 23.80% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

184             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	535,662,417	95,842,929	60,491,597	308,518,339	-	1,000,515,282
Funds available	17,299,879	-	-	-	-	17,299,879
Interbank investments (2)	134,954,807	4,196,518	1,242,882	250,041	-	140,644,248
Securities and derivative financial instruments (1) (2)	253,993,564	8,047,301	4,948,266	87,346,929	-	354,336,060
Interbank and interdepartmental accounts	55,047,743	-	-	680,860	-	55,728,603
Loan and leasing	28,566,075	67,717,828	46,157,187	163,501,730	-	305,942,820
Other receivables and assets	45,800,349	15,881,282	8,143,262	56,738,779	-	126,563,672
Permanent assets	247,069	1,177,319	1,391,056	9,304,909	6,272,276	18,392,629
Investments	-	-	-	-	5,824,255	5,824,255
Premises and equipment	69,178	358,906	430,687	4,189,060	448,021	5,495,852
Intangible assets	177,891	818,413	960,369	5,115,849	-	7,072,522
Total in 2015	535,909,486	97,020,248	61,882,653	317,823,248	6,272,276	1,018,907,911
Total in 2014	503,084,971	90,388,287	61,594,323	265,981,529	5,150,721	926,199,831

Liabilities
Current and long-term liabilities	506,876,976	104,262,422	61,106,990	256,836,256	-	929,082,644
Deposits (3)	132,036,281	11,878,976	9,499,722	42,369,272	-	195,784,251
Securities sold under agreements to repurchase (2)	143,523,573	49,184,857	5,150,829	24,418,517	-	222,277,776
Funds from issuance of securities	4,601,838	20,055,363	28,481,507	56,407,840	-	109,546,548
Interbank and interdepartmental accounts	6,384,085	-	-	-	-	6,384,085
Borrowing and on-lending	5,601,798	16,349,825	15,171,188	33,215,073	-	70,337,884
Derivative financial instruments	18,666,928	381,846	198,067	98,888	-	19,345,729
Technical provisions for insurance, pension plans and capitalization bonds (3)	146,455,959	4,333,197	1,542,198	25,503,069	-	177,834,423
Other liabilities:	49,606,514	2,078,358	1,063,479	74,823,597	-	127,571,948
- Subordinated debts	275,151	3,078	189,632	38,370,136	-	38,837,997
- Other	49,331,363	2,075,280	873,847	36,453,461	-	88,733,951
Deferred income	523,545	-	-	-	-	523,545
Non-controlling interests in subsidiaries	-	-	-	-	395,078	395,078
Shareholders’ equity	-	-	-	-	88,906,644	88,906,644
Total in 2015	507,400,521	104,262,422	61,106,990	256,836,256	89,301,722	1,018,907,911
Total in 2014	488,647,073	102,346,493	47,420,880	205,884,580	81,900,806	926,199,831

Net assets in 2015 YTD	28,508,965	21,266,791	22,042,454	83,029,446
Net assets in 2014 YTD	14,437,899	2,479,693	16,653,136	76,750,085

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     185

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Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	On December 31 - R$ thousand
	Prudential	Financial
	2015	2014
Tier I capital	77,506,951	77,198,803
Common equity	77,506,951	77,198,803
Shareholders’ equity	88,906,644	81,508,250
Prudential adjustments (2)	(11,399,693)	(4,309,447)
Tier II capital	25,318,399	21,405,720
Subordinated debts (CMN Resolution No. 4,192/13)	5,805,384	-
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	19,513,015	21,405,720
Capital (a)	102,825,350	98,604,523

- Credit risk	556,440,558	544,797,829
- Market risk	18,670,132	21,435,660
- Operational risk	37,106,557	30,979,716
Risk-weighted assets – RWA (b)	612,217,247	597,213,205

Basel ratio (a/b)	16.8%	16.5%
Tier I capital	12.7%	12.9%
- Principal capital	12.7%	12.9%
Tier II capital	4.1%	3.6%

(1)  As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with CMN Resolution No. 4,192/13; and

(2)  As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)      Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

186             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On December 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2015		2015	2014	2015	2014
Securities and derivative financial instruments (Notes 3e, 3f and 7)	354,336,060	352,946,530	(8,250,063)	1,253,027	(1,389,530)	2,070,497
- Adjustment of available-for-sale securities (Note 8b II)			(6,860,533)	(817,470)	-	-
- Adjustment of held-to-maturity securities (Note 7c item 8)			(1,389,530)	2,070,497	(1,389,530)	2,070,497
Loan and leasing (Notes 2, 3g and 9) (1)	366,567,426	362,273,023	(4,294,403)	(1,362,086)	(4,294,403)	(1,362,086)
Investments (Notes 3j and 12) (2)	5,824,255	23,842,068	18,017,813	19,206,740	18,017,813	19,206,740
Treasury shares (Note 22c)	431,048	375,679	-	-	(55,369)	116,475
Time deposits (Notes 3n and 15a)	79,619,267	79,028,286	590,981	408,188	590,981	408,188
Funds from issuance of securities (Note 15c)	109,546,548	109,701,950	(155,402)	(159,682)	(155,402)	(159,682)
Borrowing and on-lending (Notes 16a and 16b)	70,337,884	69,677,404	660,480	65,084	660,480	65,084
Subordinated debts (Note 18)	50,282,936	49,752,718	530,218	(68,561)	530,218	(68,561)
Unrealized gains excluding tax			7,099,624	19,342,710	13,904,788	20,276,655

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries, affiliates and jointly subsidiaries (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•      Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•      Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organização Bradesco for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•      Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco     187

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Notes to the Consolidated Financial Statements

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively for former employees of Banco BEC S.A.

In accordance with CPC 33 (R1) – Benefits to Employees, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Follow the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Risk factors	On December 31
	2015	2014
Nominal discount rate	12.73% p.a.	11.74% p.a.
Nominal rate of minimum expected return on assets	12.73% p.a.	11.74% p.a.
Nominal rate of future salary increases	5.00% p.a.	5.20% p.a.
Nominal growth rate of social security benefits and plans	5.00% p.a.	5.20% p.a.
Inflation rate	5.00% p.a.	5.20% p.a.
Biometric table of overall mortality	AT2000	AT2000
Biometric table of entering disability	By Plan	By Plan
Expected turnover rate	-	-
Probability of entering retirement	100% in 1st eligibility to a benefit by the plan	100% in 1st eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, on December 31, 2015, represented: (i) Net assets of the plan – R$1,047,782 thousand (2014 – R$1,070,636 thousand); (ii) Actuarial liabilities – R$1,162,005 thousand (2014 – R$1,182,761 thousand); and (iii) Insufficiency of R$114,223 thousand (2014 – insufficiency of R$112,125 thousand).

The table below, of sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on the actuarial exposure (12.73% p.a.) by the amendment of the premise in the discount rate in 1 p.p.:

188             Economic and Financial Analysis Report – December 2015

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
13.73%	Increase of 1 p.p.	reduction	(96,511)
11.73%	Reduction of 1 p.p.	increase	117,947

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made in the year ended December 31, 2015, totaled R$606,245 thousand (R$618,604 thousand in 2014).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$3,163,517 thousand in the year ended December 31, 2015 (R$2,949,691 thousand in 2014).

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	December 31 YTD - R$ thousand
	2015	2014
Income before income tax and social contribution	9,113,165	19,996,866
Total burden of income tax and social contribution at the current rates (1)	(4,100,924)	(7,998,746)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly subsidiaries	668,646	524,099
Net non-deductible expenses of nontaxable income	149,178	(132,855)
Net tax credit of deferred liabilities (2)	2,341,220	-
Interest on shareholders’ equity (paid and payable)	2,305,334	1,438,003
Other amounts (3)	6,819,279	1,374,089
Income tax and social contribution for the year	8,182,733	(4,795,410)

(1)  Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h);

(2)  Constitution of tax credit, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law No. 13,169/15; and

(3)  Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

Bradesco     189

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Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	December 31 YTD - R$ thousand
	2015	2014
Current taxes:
Income tax and social contribution payable	(7,330,298)	(7,884,009)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	12,223,614	2,602,722
Use of opening balances of:
Social contribution loss	(127,191)	(347,870)
Income tax loss	(65,173)	(547,921)
Constitution in the period on:
Social contribution loss	276,139	588,652
Income tax loss	731,741	793,016
Activation of the tax credit – Law No. 13,169/15:
Social contribution losses	422,853	-
Temporary differences	2,051,048	-
Total deferred taxes	15,513,031	3,088,599
Income tax and social contribution for the year	8,182,733	(4,795,410)

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2014	Amount recorded (1)	Amount realized	Balance on 12.31.2015
Allowance for loan losses	18,047,329	9,922,735	3,957,525	24,012,539
Civil provisions	1,568,995	760,417	479,596	1,849,816
Tax provisions	2,076,004	611,678	105,465	2,582,217
Labor provisions	1,085,343	545,329	342,107	1,288,565
Provision for devaluation of securities and investments	429,566	46,241	33,520	442,287
Provision for devaluation of foreclosed assets	277,856	230,657	125,841	382,672
Adjustment to fair value of trading securities	216,956	6,595,733	164,038	6,648,651
Amortization of goodwill	250,831	9,602	20,381	240,052
Other	2,338,023	2,404,071	1,623,328	3,118,766
Total deductible taxes on temporary differences	26,290,903	21,126,463	6,851,801	40,565,565
Income tax and social contribution losses in Brazil and overseas	4,526,999	1,430,733	192,364	5,765,368
Subtotal (2) (3)	30,817,902	22,557,196	7,044,165	46,330,933
Adjustment to fair value of available-for-sale securities (3)	1,055,334	2,116,152	187,823	2,983,663
Social contribution - Provisional Measure No. 2,158-35/01	113,783	-	-	113,783
Total deferred tax assets (Note 10b)	31,987,019	24,673,348	7,231,988	49,428,379
Deferred tax liabilities (Note 33f)	3,274,174	682,874	1,116,707	2,840,341
Deferred tax assets, net of deferred tax liabilities	28,712,845	23,990,474	6,115,281	46,588,038
- Percentage of net deferred tax assets on capital (Note 31)	29.1%			45.6%
- Percentage of net deferred tax assets over total assets	3.1%			2.8%

(1)    Includes the sum of R$2,473,901 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law No. 13,169/15;

(2)    By being framed in the condition established by art. 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of inventory and constitution of new tax credits; and

(3)    Deferred tax assets from financial companies and similar companies, and insurance companies were established considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2016	3,372,195	2,347,705	556,995	653,504	106,097	7,036,496
2017	3,572,855	2,488,218	609,436	561,346	-	7,231,855
2018	3,625,885	2,518,830	544,543	509,133	-	7,198,391
2019	3,515,898	2,450,453	471,400	197,315	-	6,635,066
2020	4,399,632	2,910,780	246,543	62,070	7,686	7,626,711
After 2020	5,521,860	3,841,254	686,315	666,768	-	10,716,197
Total	24,008,325	16,557,240	3,115,232	2,650,136	113,783	46,444,716

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$41,463,906 thousand (R$28,319,833 thousand in 2014), of which R$36,157,502 thousand (R$24,101,573 thousand in 2014) relates to temporary differences, R$5,195,823 thousand (R$4,107,847 thousand in 2014) to tax losses and negative basis of social contribution and R$110,581 thousand (R$110,413 thousand in 2014) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Unrecognized deferred tax assets

On December 31, 2015, deferred tax assets of R$17,344 thousand (R$1,927 thousand in 2014) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On December 31 - R$ thousand
	2015	2014
Mark-to-market adjustment to securities and derivative financial instruments	415,911	969,078
Difference in depreciation	597,233	784,378
Judicial deposit and others (1)	1,827,197	1,520,718
Total	2,840,341	3,274,174

(1)   Includes, in 2015, the sum of R$132,681 thousand, related to the increase of the CSLL rate, in accordance with Law No. 13,169/15.

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

34)    OTHER INFORMATION

a)   The Organização Bradesco manages investment funds and portfolios with net assets which, on December 31, 2015, amounted to R$550,283,806 thousand (R$488,730,084 thousand in 2014).

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Notes to the Consolidated Financial Statements

b)   Consortium funds

	On December 31 - R$ thousand
	2015	2014
Monthly estimate of funds receivable from consortium members	485,083	429,312
Contributions payable by the group	23,659,786	20,816,191
Consortium members - assets to be included	21,213,015	18,741,580
Credits available to consortium members	4,617,600	4,133,159

	In units
	2015	2014
Number of groups managed	3,590	3,429
Number of active consortium members	1,194,004	1,062,076
Number of assets to be included	567,982	531,378

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net profit and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). The financial statements in IFRS are being prepared and will be disclosed during the first quarter of 2016.

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Notes to the Consolidated Financial Statements

d)   In the fourth quarter of 2015, the Brazilian Central Bank has changed some rules of compulsory collection on resources at sight, in installments and of savings. These are the main changes:

Description	Previous Rule	Current Rule
At sight resources

The basis for calculation of the liability of the compulsory payment corresponded to the average of the amounts subject to the payment established in the calculation period, deducted from R$44 million.

The deduction was then limited to R$70 million, from December 14, 2015, for the Financial Institutions that are in group "A" and from December 7, 2015 the ones in group "B".
	There was no time limit determined for the deductions of financing contracted in fulfilling the liability of the compulsory payment.	The deductions of financing contracted from December 16, 2015 can be made only until July 23, 2019.
Time Resources

The time deposits captured in operations of financial assistance or support of liquidity with funds or other mechanisms constituted by the financial institutions integrated the value subject to the compulsory payment.

The liability of the compulsory payment for this type of resource captured was extinct from the calculation period of December 7 to 11, 2015.
Resources from savings deposits

The lines of credit for projects covered by PAC - the Growth Acceleration Program in the period from December 16, 2015 to July 31, 2016 may be deducted up to 15% of the limit established for reduction of the liability.

e)     On August 3, 2015, Bradesco informed the market that it had signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price shall be adjusted by the equity variation of HSBC as per 12.31.2014 and will be paid on the date of completion of the operation. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients. In January 2016, Bradesco communicated to the market that the Central Bank approved the acquisition of 100% of the capital share of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda (“HSBC”). The conclusion of the operation is subject to approval by the other competent regulatory agencies and fulfillment of the legal formalities.

f)      In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

g)    There were no subsequent events that need to be adjusted or disclosed in the individual financial statements as of December 31, 2015.

Bradesco     193

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Management Bodies

Reference Date: January 13, 2016

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Ramos Rocha Neto	Milton Matsumoto - Coordinator
Chairman	Layette Lamartine Azevedo Júnior	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Lúcio Rideki Takahama	Domingos Figueiredo de Abreu
	Luiz Carlos Brandão Cavalcanti Junior	Sérgio Alexandre Figueiredo Clemente
Vice-Chairman	Marcelo Frontini	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Marcelo Santos Dall’Occo	Josué Augusto Pancini
	Marcos Aparecido Galende	Maurício Machado de Minas
Member	Marcos Daré	Marcelo de Araújo Noronha
Denise Aguiar Alvarez	Marlos Francisco de Souza Araujo	André Rodrigues Cano
João Aguiar Alvarez	Octavio Manoel Rodrigues de Barros	Moacir Nachbar Junior
Carlos Alberto Rodrigues Guilherme	Paulo Aparecido dos Santos	Octavio de Lazari Junior
Milton Matsumoto	Pedro Bosquiero Junior	Marlene Morán Millan
José Alcides Munhoz	Roberto de Jesus Paris	Clayton Camacho
Aurélio Conrado Boni	Rogério Pedro Câmara	Frederico William Wolf
	Waldemar Ruggiero Júnior	Glaucimar Peticov
Board of Executive Officers	Wilson Reginaldo Martins	Joel Antonio Scalabrini
Executive Officers		Nairo José Martinelli Vidal Júnior
Chief Executive Officer	Directors
Luiz Carlos Trabuco Cappi	Antonio Chinellato Neto	Integrated Risk Management
	Antonio Daissuke Tokuriki	and Capital Allocation Committee
Executive Vice-Presidents	Jefferson Ricardo Romon	Alexandre da Silva Glüher - Coordinator
Domingos Figueiredo de Abreu	Marcio Henrique Araujo Parizotto	Domingos Figueiredo de Abreu
Sérgio Alexandre Figueiredo Clemente	Paulo Eduardo Waack	Sérgio Alexandre Figueiredo Clemente
Alexandre da Silva Glüher	Paulo Manuel Taveira de Oliveira Ferreira	Josué Augusto Pancini
Josué Augusto Pancini		Maurício Machado de Minas
Maurício Machado de Minas	Regional Officers	Marcelo de Araújo Noronha
Marcelo de Araújo Noronha	Alex Silva Braga	Luiz Carlos Angelotti
	Almir Rocha	Moacir Nachbar Junior
Managing Directors	Altair Naumann	Gedson Oliveira Santos
André Rodrigues Cano	Amadeu Emilio Suter Neto
Luiz Carlos Angelotti	André Ferreira Gomes	Sustainability Committee
Nilton Pelegrino Nogueira	Antonio Piovesan	Luiz Carlos Angelotti - Coordinator
André Marcelo da Silva Prado	Carlos Alberto Alástico	Carlos Alberto Rodrigues Guilherme
Altair Antônio de Souza	Delvair Fidêncio de Lima	Milton Matsumoto
Denise Pauli Pavarina	Francisco Aquilino Pontes Gadelha	Domingos Figueiredo de Abreu
Moacir Nachbar Junior	Francisco Assis da Silveira Junior	Aurélio Conrado Boni
Octavio de Lazari Junior	Geraldo Dias Pacheco	Sérgio Alexandre Figueiredo Clemente
	João Alexandre Silva	Alexandre da Silva Glüher
Deputy Directors	José Flávio Ferreira Clemente	Josué Augusto Pancini
Cassiano Ricardo Scarpelli	Leandro José Diniz	Maurício Machado de Minas
Eurico Ramos Fabri	Luis Carlos Furquim Vermieiro	Moacir Nachbar Junior
Marlene Morán Millan	Osmar Sanches Biscuola
Renato Ejnisman		Executive Disclosure Committee
Walkiria Schirrmeister Marchetti	Audit Committee	Luiz Carlos Angelotti - Coordinator
	Milton Matsumoto - Coordinator	Domingos Figueiredo de Abreu
Department Directors	Osvaldo Watanabe	Alexandre da Silva Glüher
Alexandre Rappaport	Paulo Roberto Simões da Cunha	Moacir Nachbar Junior
Amilton Nieto		Marlene Morán Millan
André Bernardino da Cruz Filho	Compensation Committee	Antonio José da Barbara
Antonio Carlos Melhado	Lázaro de Mello Brandão - Coordinator	Carlos Wagner Firetti
Antonio Gualberto Diniz	Luiz Carlos Trabuco Cappi	Marcelo Santos Dall’Occo
Antonio José da Barbara	Carlos Alberto Rodrigues Guilherme	Marcos Aparecido Galende
Aurélio Guido Pagani	Milton Matsumoto	Marlos Francisco de Souza Araujo
Bruno D’Avila Melo Boetger	Valdirene Soares Secato (non-Manager)	Haydewaldo R. Chamberlain da Costa
Carlos Wagner Firetti
Clayton Camacho	Compliance and Internal Control Committee	Fiscal Council
Edilson Wiggers	Milton Matsumoto - Coordinator	Sitting Members
Edson Marcelo Moreto	Carlos Alberto Rodrigues Guilherme	José Maria Soares Nunes - Coordinator
Fernando Antônio Tenório	Aurélio Conrado Boni	João Carlos de Oliveira
Frederico William Wolf	Domingos Figueiredo de Abreu	Domingos Aparecido Maia
Gedson Oliveira Santos	Sérgio Alexandre Figueiredo Clemente	Nelson Lopes de Oliveira
Glaucimar Peticov	Alexandre da Silva Glüher	Luiz Carlos de Freitas
Guilherme Muller Leal	Josué Augusto Pancini
Hélio Vivaldo Domingues Dias	Maurício Machado de Minas	Deputy Members
Hiroshi Obuchi	Marcelo de Araújo Noronha	Nilson Pinhal
João Albino Winkelmann	Moacir Nachbar Junior	Renaud Roberto Teixeira
João Carlos Gomes da Silva	Frederico William Wolf	Jorge Tadeu Pinto de Figueiredo
Joel Antonio Scalabrini	Gedson Oliveira Santos	João Batistela Biazon
Johan Albino Ribeiro	Joel Antonio Scalabrini	Oswaldo de Moura Silveira
Jorge Pohlmann Nasser	Johan Albino Ribeiro
José Luis Elias

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior - Ombudsman

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Independent Auditors’ Report on the Financial Statements

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2015, the statements of income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, above mentioned, present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at December 31, 2015, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), for the year ended December 31, 2015, preparation of which is the responsibility of the Banco Bradesco S.A’s Management, , that is being presented as supplemental information. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Osasco, January 27, 2016

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco     195

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Audit Committee Report Summary of Banco Bradesco S.A.

Corporate Governance and the Respective Responsibilities

The Board of Directors of Banco Bradesco S.A. has opted for a single Audit Committee for all of the companies that are members of the Financial Conglomerate, including those in Grupo Bradesco Seguros.

The Audit Committee is a statutory advisory body, associated directly to the Board of Directors. It is currently composed of one board member and two more members, appointed each year by the Board of Directors, which takes into account the criteria set out in the applicable laws and regulations.

The Board is responsible for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements of the companies that make up Organização Bradesco, as well as financial reports, in compliance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, and to the standards of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission – CVM, the National Council of Private Insurance – CNSP, the Superintendency of Private Insurance – Susep and the National Supplementary Health Agency – ANS, as well as the International Accounting Standards – IFRS.

The Board is also responsible for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the mitigation to acceptable levels of risk factors of Organização Bradesco.

The Independent Audit is responsible for reviewing the financial statements and issuing a report on their adherence to the accounting principles. In addition, as a result of their work for the purpose of issuing the aforementioned report, it produces a report of recommendations on accounting procedures and internal controls, without prejudice to other reports that it is also responsible for preparing, like those of limited reviews of quarterly information required by the CVM.

The Internal Audit (Department of General Inspectorate) has as duties to assess the quality of the systems of internal controls of Organização Bradesco and compliance with the policies and procedures defined by the Board, including those adopted in the preparation of accounting and financial reports.

It is up to the Audit Committee to assess the quality and effectiveness of the Internal and Independent Audits, based on a formal process, the effectiveness and sufficiency of internal control systems of Organização Bradesco and analyze financial statements, issuing, when applicable, the relevant recommendations.

Among the duties of the Audit Committee are also those required by American Law Sarbanes-Oxley for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The Audit Committee discloses its rules on the site www.bradesco.com.br/ri, area of Corporate Governance.

Activities related to 2015

The Committee has participated in 232 meetings with the areas of business, information technology, control and risk management and the internal and independent auditors, checking, through different sources, information about the aspects considered relevant or critical. The meetings were divided in the following manner:

Area of Institutions authorized to operate by the Brazilian Central Bank: 175

Area of Insurance, Pension and Capitalization: 42

Health: 15

Concerning further education, the Committee participated in conferences, seminars and courses that total 465 hours in the semester.

The work plan of the Audit Committee for the financial year of 2015 had as its focus the main processes and products inherent to the business of Organização Bradesco. Among the aspects considered most relevant, we highlight:

•     processes for the preparation and dissemination of financial reports to shareholders and external users of accounting and financial information;

•     systems of management and control of credit and operational risk, preparation for the use of internal models in line with the conditions laid down by the New Capital Accord (Basel II and III) and the regulations of the Brazilian Central Bank on the subject;

•     improvements in the systems of internal controls arising from the projects in the areas of Technology and Risk Management, of the Financial Conglomerate and Grupo Bradesco Seguros;

•    compliance with standards and customer service: Customer Care Services (SAC)/Ombudsman and Money Laundering Prevention (PLD); and

•      Deferred tax assets Bacen Circular No. 3.776, dated December 30, 2015.

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Audit Committee Report Summary of Banco Bradesco S.A.

Internal Control Systems

Based on the work plan and the agenda defined for 2015, the Audit Committee was informed about the major processes in the Organization, evaluating their quality and the commitment of the leaders with its continuous improvement.

As a result of the meetings with the areas of Organização Bradesco, the Audit Committee had the opportunity to offer to the Board of Directors suggestions for improvement in processes, as well as to monitor the implementations of recommendations for improvement, identified in the course of the audit assignments, in the demands of regulators and in discussions with the business and controls areas.

Based on the information and comments collected, the Audit Committee believes that the system of internal controls of Organização Bradesco is appropriate to the size and complexity of its business and is structured so as to ensure the efficiency of its operations, of the systems that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

Independent Audit

The planning of the assignments of independent audit for the financial year 2015 was discussed with KPMG Auditores Independentes (KPMG) and, during the year, the audit teams responsible for services presented the results and main conclusions to the Audit Committee.

The relevant points highlighted in the report on the study and evaluation of accounting systems and internal controls, prepared in connection with the examination of the financial statements and their recommendations for the improvement of these systems, were discussed with the Committee, which requested monitoring of implementations of the improvements in the areas responsible.

Based on the planning submitted by the auditors and in subsequent discussions on the results, the Committee considers that the work carried out by the teams were appropriate to the business of the Organization.

Internal Audit

The Committee has asked the Internal Audit to consider, in its planning for 2015, several studies in line with the topics covered in the agenda of the Committee.

During 2015, the teams responsible for implementing the planned jobs reported and discussed with the Audit Committee the main conclusions regarding processes, and inherent and residual risks.

On the basis of the discussions on the planning of the work of the Internal Audit, focused on risks, processes and the assessment of their results, the Audit Committee believes that the Internal Audit has responded adequately to the demands of the Committee and to the needs and requirements of the Organization and the regulatory bodies.

Financial Statements of Banco Bradesco S.A.

The Committee met with the areas of General Accounting, Planning, Budget and Control, and General Inspectorate and with the Independent Audit (KPMG) to evaluate the monthly, quarterly, half-yearly and annual financial statements. In these meetings, the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published with the financial statements were analyzed and evaluated.

The accounting practices adopted by Bradesco were also considered in preparing the financial statements and their compliance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, as well as the compliance with the applicable law.

Before the disclosure of the Quarterly Information (ITR Form) and the half-yearly and annual balance sheet, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors, the approval of the financial statements, audited for the period ended December 31, 2015.

Cidade de Deus, Osasco, SP, January 27, 2016

MILTON MATSUMOTO

(Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Specialist)

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Fiscal Council’s Report

The members of the Audit Committee, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), for the fiscal year ended December 31, 2015, and, based on: (i) the report of the Independent Auditors, dated January 27, 2016; (ii) the technical feasibility study for the use of the tax credits, drawn up by the Administration of Bradesco, following determinations established by Instruction no. 371/02, of the Securities Commission - CVM; Resolution No. 3.059/02, of the National Monetary Council; and Circular no. 3.171/02, of the Central Bank, whose values are shown in the respective Explanatory Notes; (iii) the meetings with the Independent Auditors; (iv) the reports of the Audit Committee of Bradesco; (v) analyses of documents and, substantially, on the information received; and (vi) the regular meetings with the administrators and managers of areas of Bradesco, concluded that the documents reflect adequately the equity situation, the financial position and the activities developed by Bradesco during the financial year of 2015, corroborating with the judgment of the Audit Committee, that the internal controls are appropriate according to the size and complexity of the business, these structured in compliance with the internal and external rules to which they are subject, and supported by systems that generate financial reports, aiming to ensure operational efficiency.

In view of the exposed, the members of the Audit Committee confirmed that the documents examined are ready to be assessed and approved by the Ordinary General Meeting of Shareholders of Bradesco.

Cidade de Deus, Osasco, SP, January 27, 2016.

José Maria Soares Nunes

João Carlos de Oliveira

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Luiz Carlos de Freitas

198 Economic and Financial Analysis Report – December 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 4, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.